Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

Montréal
Toronto
Ottawa
Calgary
New York

April 29, 2005

François Janson
Direct Dial: 514.904.8134
fjanson@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE C[illegible]
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iv), an amended and restated version of Schedule A to our letter of September 26, 2003 (the "Initial Letter") requesting an exemption from the registration and reporting requirements of the Securities Exchange Act of 1934. This Schedule sets forth the information that the Bank makes or is required to make public pursuant to the laws of Canada, files or is required to file with the Toronto Stock Exchange (the "TSX") and which is made public by the TSX or distributes or is required to distribute to its security holders. Capitalized terms used but not otherwise defined in Schedule A shall have the meaning ascribed to them in the Initial Letter.

Pursuant to Rule 12g3-2(b)(1)(iii), we have also enclosed copies of documents that the Bank has made public or has distributed to its security holders since February 4, 2005. For your convenience, a list of these documents is provided in the attached Schedule B.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

OSLER

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Janson
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

OSLER

SCHEDULE A

April 29, 2005

NATIONAL BANK OF CANADA

LIST OF DISCLOSURE REQUIREMENTS PURSUANT TO RULE 12g3-2(b)(1)(ii)

Preliminary Notes

1. The Bank is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Newfoundland and Labrador, Nova Scotia and Prince Edward Island (each province being a "Jurisdiction") and has filing and disclosure obligations, or voluntarily makes filings, with the securities regulatory authority of each Jurisdiction (collectively, the "Securities Regulators"). The information set out in the following table includes the information that is required to be made public in each Jurisdiction, but for ease of reference, all references to the "Securities Act" are references to the *Securities Act* (Québec), and references to the "Regulations" are references to the Regulations made thereunder, the *Autorité des marchés financiers* being the principal securities regulator of the Bank.

2. Pursuant to the TSX listing rules set forth in the TSX Company Manual, the information provided to the TSX in response to a continuous disclosure obligation of an issuer having securities listed on the TSX may be published at the discretion of the TSX and is available to the public upon request. Accordingly, the foregoing table sets forth the information which the Bank must report to the TSX pursuant to the continuous listing requirements prescribed by the TSX Company Manual.

3. In addition to its disclosure obligations under the securities laws of the Jurisdictions and the TSX listing rules, the Bank must make certain disclosures to its shareholders or the public pursuant to the Bank Act of Canada (the "Bank Act"). References to such disclosures are included in Schedule A where appropriate.

File No. 82-3764

OSLER

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
1. ANNUAL INFORMATION			
1.1	Annual report and annual financial statements including management discussion and analysis	(a) Filed with the Securities Regulators (Sections 75 and 77 of the Securities Act)	(a) Within 140 days of the fiscal year end
		(b) Distributed to shareholders (Sections 308, 311 and 327 of the Bank Act and Sections 75 and 77 of the Securities Act)	(b) Within 21 days of each annual shareholder meeting (Bank Act) and within 140 days of the fiscal year end (Securities Act)
		(c) Filed with the TSX (Sections 436 and 437 of the Company Manual)	(c) Concurrently with being sent to the shareholders (within 90 days of the fiscal year end)
1.2	Annual information form (including management discussion and analysis)	(a) Filed with the Securities Regulators (Sections 84 and 85 of the Securities Act)	(a) Within 140 days of the fiscal year end
1.3	Certification of annual filings	(a) Filed with the Securities Regulators (Section 2.2 of NI 52-109)	(a) Concurrently with the latest of the filing of the annual information form or the annual financial statements and management's discussion and analysis
1.4	Notice of shareholders' meeting, form of proxy and proxy circular	(a) Filed with the Securities Regulators (Section 82 of the Securities Act)	(b) Concurrently with being sent to shareholders

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
		(b) Distributed to shareholders (Sections 138, 156.04, 186 and 640 of the Bank Act and Sections 81 and 82 of the Securities Act) (c) Notice of the time and place of a shareholders' meeting must be published in a newspaper of general circulation in the place where the head office of the Bank is situated and in each place in Canada where the Bank has a transfer agent or where a transfer of the Bank's shares may be recorded (Section 138 of the Bank Act) (d) Filed with the TSX (Sections 456-463 of the Company Manual)	(c) Not less than 21 days or more than 50 days before the meeting (Bank Act) (d) Once a week for at least four consecutive weeks before the date of the meeting (Bank Act) (e) Concurrently with being sent to shareholders
1.5	Notice of shareholders meeting and record date	(a) Filed with the Securities Regulators (Section 2.2 of NI 54-101) (b) Filed with the TSX (Section 2.2 of NI 54-101 and Section 455 of the Company Manual)	(a) At least 25 days before the record date (b) At least 25 days before the record date
1.6	Public accountability statement	(a) Communicated to the public (Section 459.3 of the Bank Act)	(a) Within 135 days of the fiscal year end.
1.7	Annual participation fee for reporting issuers (Ontario Form 13-502F1)	(a) Filed with the Securities Regulators (Section 2.4 of OSC Rule 13-502)	(a) At the time of payment of the annual participation fee.
1.8	Report on voting results	(a) Filed with the Securities Regulators (Section 11.3 of NI 51-102)	(a) Promptly following the shareholders' meeting

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
1.9	Minutes of annual meeting of shareholders	(a) Filed on a voluntary basis by the Bank	(a) N/A
2. INTERIM INFORMATION			
2.1	Interim Financial Statements including management discussion and analysis	(a) Filed with the Securities Regulators (Section 76 of the Securities Act)	(a) Within 60 days of the end of each of the first three fiscal quarters of a fiscal year
		(b) Distributed to shareholders (Section 78 of the Securities Act) (c) Filed with the TSX (Sections 443 and 454 of the Company Manual)	(b) Within 60 days of the end of each of the first three fiscal quarters of a fiscal year (c) Concurrently with being filed with the Securities Regulators
2.2	Certification of interim filings	(a) Filed with the Securities Regulators (Section 3.1 of NI 52-109)	(a) Concurrently with the interim filings
3. CURRENT INFORMATION			
3.1	Press release relating to a material change	(a) Disseminated to the news media and filed with the Securities Regulators (Section 73 of the Securities Act) (b) Disseminated to the news media and filed with the TSX (Sections 406 of the Company Manual)	(a) Immediately upon the occurrence of the material change (b) Immediately upon the occurrence of the material change
3.2	Material change report	(a) Filed with the Securities Regulators pursuant to Section 7.1 of NI 51-102	(a) Within 10 days of the occurrence of a material change

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
4.1	Take-over bid circular Issuer bid circular	(a) Distributed to shareholders and filed with the Securities Regulators (Sections 128 and 129.1 of the Securities Act) (b) Filed with the TSX (Section 627 of the Company Manual)	(a) Circular must be filed not later than the day it is sent to the shareholders and, for take-over bids commenced by way of publication in a newspaper, not later than 2 business days after receipt of list of securities holders (b) Concurrently with being sent to the shareholders
4.2	Directors circular	(c) Distributed to shareholders and filed with the Securities Regulators (Section 134 of the Securities Act) (d) Filed with the TSX (Section 627 of the Company Manual)	(c) Within 10 days of the date of the bid (d) Concurrently with being sent to the shareholders
4.3	Report of exempt take-over bid Report of exempt issuer bid	(e) Filed with the Securities Regulators (Section 189.1.2 of the Regulations)	(a) Generally within 10 days of the announcement of the bid
4.4	Notice and press release of normal course issuer bid	(a) Filed with the Securities Regulators (Section 147.21 of the Securities Act) (b) Filed with the TSX (Section 6-501 (6) of Appendix F of the TSX Company Manual)	(a) Prior to launching the bid (b) At least two trading days prior to any purchase
4.5	Prospectus	(a) Filed with the Securities Regulators (Sections 11, 12, 18 and 20 of the Securities Act)	(a) Prior to any distribution of securities other than an exempt distribution
4.6	Notice of certain private placements	(a) Filed with the Securities Regulators (Section 46 of the Securities Act)	(a) Within 10 days of the distribution

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
		(b) Filed with the TSX (Section 607 and Appendix H, Form 11 of the Company Manual)	(b) Prior to private placement
4.7	Information document with respect to certain offshore distributions	(a) Filed with Securities Regulators (Section 12 of the Securities Act)	(a) Prior to the offshore distribution
4.8	Rights offering notice	(a) Distributed to shareholders and filed with the Securities Regulators (Sections 52.1 and 53 of the Securities Act)	(a) Notice must be sent and filed at least 15 days prior to accepting any subscription
4.9	Information document with respect to options and future contracts	(a) Filed with the Securities Regulators (Section 67 of the Securities Act and policy statement Q-22)	(a) Whenever the Bank issues covered options and future contracts
4.10	Notice of the declaration of a dividend	(a) Communicated to shareholders and Filed with the TSX (Sections 428-434 of the Company Manual)	(a) Immediately after the declaration and at least 7 trading days before record date
4.11	Report relating to securities distributed in Québec	(a) Filed with the Securities Regulators (Sections 94 and 114 of the Regulations)	(a) Within 15 business days of the distribution (Section 94 of the Regulations) and, for certain exempt distributions, at the time the Bank files its annual report (Section 114 of the Regulations)
4.12	Notice of proposed issuances of securities	(a) Filed with the TSX (Sections 602(a) and 606 of the Company Manual)	(a) Immediately upon any transaction involving the issuance or potential issuance of securities
4.13	Redemption notice	(a) Filed with the TSX (Section 625 of the Company Manual)	(a) Concurrently with being sent to the shareholders

No.	Nature of Information	Regulatory Requirement	Date of filing/Delivery
4.14	Statement of resignation of an auditor	(a) Distributed to shareholders (Section 321 (2) of the Bank Act)	(a) Immediately following the receipt by the Bank of the notice of resignation
4.15	Business acquisition report	(a) Filed with the Securities Regulators (Section 8.2 of NI 51-102)	(a) Within 75 days after the date of acquisition
4.16	Documents affecting the rights of securityholders and material contracts	(a) Filed with the Securities Regulators (Section 12.1 and 12.2 of NI 51-102)	(a) No later than the filing of a material change report, if applicable, and the annual information form

SCHEDULE B
April 29, 2005

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated April 29, 2005.

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Pricing Supplement Number 20 dated April 19, 2005 to the short form final prospectus dated July 14, 2003	April 19, 2005	4.5
2.	Receipt for final Short Form Prospectus dated March 7, 2005 from Nova Scotia Securities Commission	April 6, 2005	4.5
3.	Pricing Supplement No. 19 dated March 22, 2005 to the short form final prospectus dated July 14, 2003	March 22, 2005	4.5
4.	Acceptance of Prospectus Supplement number 18 dated March 9, 2005	March 17, 2005	4.5
5.	Pricing Supplement No. 18 dated March 9, 2005 to the short form final prospectus dated July 14, 2003	March 9, 2005	4.5
6.	MRRS Decision Document (Final) dated March 7, 2005	March 8, 2005	4.5
7.	Acceptance of Prospectus Supplement dated March 4, 2005 to the short form final prospectus dated July 14, 2003	March 7, 2005	4.5

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
8.	Receipt for Final Short Form Prospectus dated March 7, 2005	March 7, 2005	4.5
9.	Auditors' Consent Letter dated March 7, 2005	March 7, 2005	4.5
10.	Auditors' Consent Letter dated March 7, 2005	March 7, 2005	4.5
11.	Consent Letter of Issuer's Legal Counsel dated March 7, 2005	March 7, 2005	4.5
12.	Consent Letter of Underwriters' Legal Counsel dated March 7, 2005	March 7, 2005	4.5
13.	Final Short Form Prospectus dated March 7, 2005	March 7, 2005	4.5
14.	Final Report on the Voting (Annual Meeting of Shareholders held on March 2, 2005)	March 3, 2005	1.8
15.	Revised Annual Information Form of the National Bank of Canada (Cover Letter dated February 28, 2005)	February 28, 2005	1.2
16.	MRRS Decision Document (Preliminary) dated February 28, 2005	February 28, 2005	4.5
17.	Receipt for Preliminary Short Form Prospectus dated February 28, 2005	February 28, 2005	4.5
18.	Preliminary Short Form Prospectus dated February 28, 2005	February 28, 2005	4.5
19.	Revised Annual Information dated February 28, 2005	February 28, 2005	1.2
20.	Form 52-109FT2 – Certification of Interim Filings During Transition Period dated February 18, 2005	February 25, 2005	2.1

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
21.	Form 52-109FT2 – Certification of Interim Filings During Transition Period dated February 18, 2005	February 25, 2005	2.1
22.	Interim financial statements for Q1 2005 dated February 24, 2005	February 25, 2005	2.1
23.	Management's Discussion and Analysis of Financial Condition and Operating Results for Q1 dated February 24, 2005	February 25, 2005	2.1
24.	News release dated February 24, 2005	February 25, 2005	2.1
25.	Confirmation of Mailing dated February 25, 2005	February 25, 2005	2.1
26.	News release dated February 24, 2005	February 24, 2005	4.4
27.	Pricing Supplement No. 17 dated February 18, 2005 to the short form final prospectus dated July 14, 2003	February 18, 2005	4.5
28.	2004 Social Responsibility Report	Not filed on SEDAR	1.6

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.20 dated April 19, 2005.

(to the short form shelf prospectus dated July 14, 2003)


NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2015

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2005-04 Notes	CUSIP No.: ISIN No.:	633067475 CA 6330674756
ISSUE SIZE:	Minimum 140,000 Notes (CDN$ 14,000,000) Maximum 210,000 Notes (CDN$ 21,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	April 26, 2005		
NET PROCEEDS TO BANK:	Minimum CDN$ 13,860,000 Maximum CDN$ 20,790,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	3,085,996 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	April 27, 2015		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Revised Annual Information Form of the Bank dated February 28, 2005;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2003 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

c) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders to be held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference; and

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2005 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2005 and 2004.



Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

National Bank of Canada

Receipt for (Final) Short Form Prospectus dated **March 7th, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **7th** day of **March, 2005**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project **#743268**

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.19 dated March 22, 2005.

(to the short form shelf prospectus dated July 14, 2003)



NBC Ex-Tra Total Return Linked Notes Due 2015

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2005-03-02 Notes	CUSIP No.: ISIN No.:	633067 48 3 CA 6330674830
ISSUE SIZE:	Minimum 100,000 Notes (CDN$ 10,000,000) Maximum 200,000 Notes (CDN$ 20,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	March 29, 2005		
NET PROCEEDS TO BANK:	Minimum CDN$ 9,900,000 Maximum CDN$ 19,800,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,973,524 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	March 30, 2015		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Revised Annual Information Form of the Bank dated February 28, 2005;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2003 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

c) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders to be held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference; and

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2005 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2005 and 2004.

National Bank of Canada



12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on March 9, 2005

SEDAR PROJECT NO.: 528867

FILE NO.: 2026

Montréal, March 17, 2005

We acknowledge

receipt of the price fixing supplement no. 18 dated March 9, 2005 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of NBC Ex-Tra Total Return Linked Notes due 2015. This document now forms part of the public files of the Autorité des marchés financiers.

Fees in the amount of $1,181.49 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]


AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 17 mars 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 9 mars 2005

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°18 daté du 9 mars 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 11 mars 2015. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 1 181,49 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No. 18 dated March 9, 2005.

(to the short form shelf prospectus dated July 14, 2003)


NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2015

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2005-03-01 Notes	CUSIP No.: ISIN No.:	633067491 CA 6330674913
ISSUE SIZE:	Minimum 100,000 Notes (CDN$10,000,000) Maximum 200,000 Notes (CDN$20,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	March 11, 2005		
NET PROCEEDS TO BANK:	Minimum CDN$ 9,900,000 Maximum CDN$ 19,800,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,833,121 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	March 11, 2015		
MANAGEMENT FEE:	1.25% per annum		
SERVICE FEE:	0% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Revised Annual Information Form of the Bank dated February 28, 2005;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2003 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

c) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders to be held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference; and

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2005 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2005 and 2004.

File No. 82-3764



National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated March 7, 2005

DECISION DOCUMENT

This mutual reliance review system decision document evidences that final receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a final short form prospectus dated March 7, 2005.

Dated at Montreal, March 7, 2005

L'Autorité des marchés financiers

[signed]

SEDAR Project No.: 743268

MONTREAL:398773.1
1034079


AUTORITÉ
DES MARCHÉS
FINANCIERS

AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS ET DE LA NOTICE ANNUELLE

ET

Banque Nationale du Canada

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié définitif de l'émetteur susmentionné en date du 7 mars 2005 a été visé par les autorités de la *Colombie-Britannique*, de *l'Alberta*, de la *Saskatchewan*, du *Manitoba*, de *l'Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de *l'Île-du-Prince-Édouard* et de *Terre-Neuve et Labrador*.

Fait à Montréal, le 7 mars 2005.

L'Autorité des marchés financiers,

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

Projet SEDAR n° : 743268

File No. 82-3764

National Bank of Canada



12g3-2(b) Submission

English summary of the acceptance of prospectus supplement received on February 18, 2005

SEDAR PROJECT NO.: 528867

FILE NO.: 2026

Montréal, March 4, 2005

We acknowledge

> receipt of the price fixing supplement no. 17 dated February 18, 2005 to the final short form prospectus of the National Bank of Canada dated July 15, 2003, qualifying the offering of NBC Ex-Tra Total Return Linked Notes due 2015. This document now forms part of the public files of the Autorité des marchés financiers.

Fees in the amount of $1,586.88 will be payable at the time of the filing of the report under Section 98.1 of the Regulation.

Yours truly,

[signature]


AUTORITÉ
DES MARCHÉS
FINANCIERS

NUMÉRO DE PROJET SÉDAR: 528867

DOSSIER N°: 2026

Montréal le 4 mars 2005

Banque Nationale du Canada

Objet : Supplément de fixation du prix
Reçu le 18 février 2005

Messieurs,

Nous accusons

réception du supplément de fixation du prix n°17 daté du 18 février 2005 au prospectus simplifié définitif de Banque Nationale du Canada daté du 15 juillet 2003, visant le placement de billets liés au rendement total de la BNC Ex-Tra échéant le 23 févirer 2015. Ce document fait maintenant partie des dossiers publics de l'Autorité des marchés financiers.

Des droits au montant de 1 586,88 $ seront exigibles et devront être versés lors du dépôt du rapport prévu à l'article 98.1 du Règlement.

Veuillez agréer, Messieurs, l'expression de nos salutations distinguées.

(s) Nicole Berthelette
Nicole Berthelette
Agent vérificateur

NB/pg

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

File No. 82-3764

National Bank of Canada



12g3-2(b) Submission

English summary of the decision of the Autorité des marchés financiers effective as of March 7, 2005

DECISION NO.: 2005-MC-0760

SEDAR PROJECT NO.: 743268

FILE NO.: 2026

RECEIPT FOR FINAL SHORT FORM PROSPECTUS

Considering the application made on February 28, 2005;

Considering Sections 11, 14 and 19 of the *Securities Act* (Québec);

Considering Part 2 of National Instrument 44-101-*Short Form Prospectus Distributions*;

Considering the delegation of authority in accordance with Section 24 of *An Act Respecting the Autorité des marchés financiers*;

The Autorité des marchés financiers grants the:

> receipt for the short form prospectus dated March 7, 2005 of the National Bank of Canada with respect to the distribution of 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16, at the price of $25.00 per share.

The receipt is effective as of March 7, 2005.

[signed]

MONTREAL:398773.1
1034079


AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-0760

NUMÉRO DE PROJET SÉDAR: 743268

DOSSIER N° : 2026

Objet : Banque Nationale du Canada
Demande de visa

Vu la demande présentée le 28 février 2005;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-101, *Placement de titres au moyen d'un prospectus simplifié*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi l'Autorité des marchés financiers*, L.R.Q., c. A-7.03.

En conséquence, l'Autorité des marchés financiers octroie le :

> visa pour le prospectus simplifié du 7 mars 2005 de Banque Nationale du Canada concernant le placement de 8 000 000 dactions privilégiées de premier rang à dividende non cumulatif à taux fixe, série 16 au prix de 25,00 $ l'action.

Le visa prend effet le 7 mars 2005.

(s) Benoit Dionne
Benoit Dionne
Chef du Service du financement des sociétés

JB/ale

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 940-2150 Télécopieur : (514) 873-6155

Deloitte.



March 7, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

and

To the Superintendent of Financial Institutions Canada

Subject: National Bank of Canada (the "Bank")

Dear Sirs/Mesdames:

We refer to the issue and sale by the Bank of 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 for an aggregate purchase price of $ 200,000,000, such issuance to be qualified by a short form prospectus dated March 7, 2005 (the "Prospectus") filed by the Bank under the securities acts of each of the Provinces of Canada (the "Acts").

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated November 28, 2003 to the shareholders of the Bank on the following consolidated financial statements:

- Consolidated Balance Sheet as at October 31, 2003;
- Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year ended October 31, 2003.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Comptables agréés
1, Place Ville-Marie
Bureau 3000
Montréal (Québec) H3B 4T9
Téléphone : (514) 393-7115
Télécopieur : (514) 390-4113

PricewaterhouseCoopers s.r.l.
Comptables agréés
1250, boul. René-Lévesque Ouest
Bureau 2800
Montréal (Québec) H3B 2G4
Téléphone : (514) 205-5000
Télécopieur : (514) 876-1502

Deloitte.

PRICEWATERHOUSECOOPERS

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed and the Superintendent of Financial Institutions Canada in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

PricewaterhouseCoopers LLP
Chartered Accountants

Deloitte.



Montréal, le 7 mars 2005

Autorité des marchés financiers

et

Surintendant des institutions financières du Canada

Objet : Banque Nationale du Canada (la « Banque »)

Mesdames, Messieurs,

La présente a trait à l'émission et la vente par la Banque de 8 000 000 d'actions privilégiées de premier rang à dividende non cumulatif à taux fixe, série 16, pour un prix d'achat total de 200 000 000 $, cette émission est visée par un prospectus simplifié, daté du 7 mars 2005 (le « Prospectus ») et déposé par la Banque conformément aux lois sur les valeurs mobilières de chacune des provinces du Canada (les « Lois »).

Nous consentons à ce que soit intégré par renvoi dans le Prospectus mentionné ci-dessus notre rapport daté du 28 novembre 2003, adressé aux actionnaires de la Banque et portant sur les états financiers consolidés suivants :

- bilan consolidé au 31 octobre 2003;
- états consolidés des résultats, de la variation des capitaux propres et des flux de trésorerie de l'exercice terminé le 31 octobre 2003.

Nous déclarons que nous avons lu le Prospectus mentionné ci-dessus et toutes les informations qui y sont expressément intégrées par renvoi, et que nous n'avons aucune raison de croire que l'information qu'il contient comporte des assertions fausses ou trompeuses tirées des états financiers consolidés sur lesquels porte notre rapport ou dont nous avons connaissance par suite de notre vérification de ces états financiers consolidés.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Comptables agréés
1, Place Ville-Marie
Bureau 3000
Montréal (Québec) H3B 4T9
Téléphone : (514) 393-7115
Télécopieur : (514) 390-4113

PricewaterhouseCoopers s.r.l.
Comptables agréés
1250, boul. René-Lévesque Ouest
Bureau 2800
Montréal (Québec) H3B 2G4
Téléphone : (514) 205-5000
Télécopieur : (514) 876-1502

Deloitte.

PRICEWATERHOUSECOOPERS

La présente vise uniquement à aider l'Autorité des marchés financiers et le Surintendant des institutions financières du Canada à s'acquitter de leurs responsabilités et ne doit être utilisée à aucune autre fin. Tout tiers qui utilise cette lettre, s'appuie sur celle-ci ou prend des décisions en se fondant sur elle n'engage que sa propre responsabilité. Nous déclinons toute responsabilité pour perte ou dommages qu'un tiers pourrait subir, le cas échéant, du fait de décisions ou de mesures prises en se fondant sur cette lettre.

Veuillez agréer, Mesdames, Messieurs, l'expression de nos sentiments les meilleurs.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Comptables agréés

PricewaterhouseCoopers s.r.l.
Comptables agréés


RECEIVED
2005 MAY 10 A 9:3

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-7115
Fax: 514-390-4112
www.deloitte.ca

March 7, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

and

The Superintendent of Financial Institutions Canada

Subject: National Bank of Canada (the "Bank")

Dear Sirs/Mesdames:

We refer to the issue and sale by the Bank of 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 for an aggregate purchase price of $ 200,000,000, such issuance to be qualified by a short form prospectus dated March 7, 2005 (the "prospectus") filed by the Bank under the securities acts of each of the Provinces of Canada (the "Acts").

We consent to the use, through incorporation by reference in the above-mentioned prospectus, of our report dated December 2, 2004 to the shareholders of the Bank on the following consolidated financial statements:

- Consolidated Balance Sheet as at October 31, 2004;

- Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year ended October 31, 2004.

We report that we have read the prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed and the Superintendent of Financial Institutions Canada in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1, Place Ville Marie
Bureau 3000
Montréal QC H3B 4T9
Canada

Tél. : 514-393-7115
Téléc. : 514-390-4112
www.deloitte.ca

Le 7 mars 2005

Autorité des marchés financiers

et

Surintendant des institutions financières du Canada

Objet : Banque Nationale du Canada (la « Banque »)

Mesdames, Messieurs,

La présente a trait à l'émission et la vente par la Banque de 8 000 000 d'actions privilégiées de premier rang à dividende non cumulatif à taux fixe, série 16, pour un prix d'achat global de 200 000 000 $, cette émission est visée par un prospectus simplifié, daté du 7 mars 2005 (le « Prospectus ») et déposé par la Banque conformément aux lois sur les valeurs mobilières de chacune des provinces du Canada (les « Lois »).

Nous consentons à ce que soit intégré par renvoi dans le Prospectus mentionné ci-dessus notre rapport daté du 2 décembre 2004, adressé aux actionnaires de la Banque et portant sur les états financiers consolidés suivants :

- bilan consolidé au 31 octobre 2004;
- états consolidés des résultats, de la variation des capitaux propres et des flux de trésorerie de l'exercice terminé le 31 octobre 2004.

Nous déclarons que nous avons lu le Prospectus mentionné ci-dessus et toutes les informations qui y sont expressément intégrées par renvoi, et que nous n'avons aucune raison de croire que l'information qu'il contient comporte des assertions fausses ou trompeuses tirées des états financiers consolidés sur lesquels porte notre rapport ou dont nous avons connaissance par suite de notre vérification de ces états financiers consolidés.

La présente vise uniquement à aider l'Autorité des marchés financiers et le Surintendant des institutions financières du Canada à s'acquitter de leurs responsabilités et ne doit être utilisée à aucune autre fin. Tout tiers qui utilise cette lettre, s'appuie sur celle-ci ou prend des décisions en se fondant sur elle n'engage

que sa propre responsabilité. Nous déclinons toute responsabilité pour perte ou dommages qu'un tiers pourrait subir, le cas échéant, du fait de décisions ou de mesures prises en se fondant sur cette lettre.

Veuillez agréer, Mesdames, Messieurs, l'expression de nos sentiments les meilleurs.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Comptables agréés

Avocats • Agents de brevets et marques de commerce
Barristers & Solicitors Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault s.r.l. **McCarthy Tétrault LLP**

Le Windsor
1170, rue Peel
Montréal (Québec) H3B 4S8
Canada
téléphone : (514) 397-4100
télécopieur : (514) 875-6246
www.mccarthy.ca

March 7, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "**Issuer**")
Filing of a Final Short Form Prospectus dated March 7, 2005 (the "**Prospectus**")

Referring to the Prospectus of the Issuer, we hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Legal Matters" as well as the reference to our firm name and opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus:

(a) that are derived from our opinions, or

(b) that are within our knowledge as a result of the services we performed to render such opinions.

This letter is solely for the information of the securities commissions and regulators mentioned above and is not to be referred to in whole or in part in the Prospectus or in any other similar document and should not be relied upon by any other person.

Yours truly,

(signed)

MCCARTHY TÉTRAULT LLP

MTL_LAW #1611439 v. 1


OGILVY
RENAULT



Montreal, March 7, 2005

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

RE: National Bank of Canada (the "**Issuer**")
Filing of a Final Short Form Prospectus dated March 7, 2005 (the "**Prospectus**")

Referring to the Prospectus of the Issuer, we hereby consent to the use of our firm name on the face page of the Prospectus and under the heading "Legal Matters" as well as to the reference to our firm name and opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus:

(a) that are derived from our opinions, or

(b) that are within our knowledge as a result of the services we performed to render such opinions.

This letter is solely for the information of the securities commissions and regulators mentioned above and is not to be referred to in whole or in part in the Prospectus or in any other similar document and should not be relied upon by any other person.

Yours truly,

(*signed*)

OGILVY RENAULT LLP

Barristers & Solicitors,
Patent Agents & Trade-mark Agents

Suite 1100
1981 McGill College Avenue
Montréal, Quebec H3A 3C1
Canada

Telephone (514) 847-4747
Fax (514) 286-5474

ogilvyrenault.com

Montréal • Ottawa • Québec • Toronto • Vancouver • London (UK)

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See "Plan of Distribution".

Short Form Prospectus

New Issue March 7, 2005



NATIONAL BANK OF CANADA

$200,000,000

(8,000,000 Shares)

Non-Cumulative Fixed Rate First Preferred Shares Series 16

This prospectus qualifies the distribution of 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 (the "Preferred Shares Series 16") in the capital of National Bank of Canada (also referred to as the "Bank"). Non-cumulative preferential cash dividends on the Preferred Shares Series 16, if, as and when declared, will be payable quarterly on the fifteenth day of February, May, August and November of each year commencing May 15, 2005. The dividend rate on the Preferred Shares Series 16 for each quarter will be 4.85% per annum. The initial dividend, if, as and when declared, will be payable on May 15, 2005 in the amount of $0.202637 per share, based upon an anticipated closing date of March 15, 2005. See "Details of the Offering".

The Preferred Shares Series 16 will not be redeemable prior to May 15, 2010. Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), the Bank may, at its option, redeem for cash the Preferred Shares Series 16 on or after May 15, 2010, in whole or in part, at any time, at a price equal to $26.00 per share, if redeemed prior to May 15, 2011, at $25.75 per share, if redeemed during the twelve months prior to May 15, 2012, at $25.50 per share, if redeemed during the twelve months prior to May 15, 2013, at $25.25 per share, if redeemed during the twelve months prior to May 15, 2014, and at $25.00 per share, if redeemed on or after May 15, 2014, in each case together with all declared and unpaid dividends thereon to the date fixed for redemption. See "Details of the Offering".

The Bank may, with the consent of the Superintendent, give registered holders of the Preferred Shares Series 16 notice that they have the right, pursuant to the terms of the Preferred Shares Series 16, at their option, to convert their Preferred Shares Series 16 on the date specified in the notice into fully-paid and non-assessable shares of a further series of First Preferred Shares (the "New Preferred Shares") on a share for share basis. See "Details of the Offering".

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Preferred Shares Series 16 on the TSX. Listing will be subject to the Bank fulfilling all of the requirements of the TSX on or before May 25, 2005.

Price: $25.00 per share to yield 4.85%

National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Laurentian Bank Securities Inc., and Trilon Securities Corporation (collectively the "Underwriters") as principals, conditionally offer the Preferred Shares Series 16, subject to prior sale, if, as and when issued by the Bank and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP, and on behalf of the Underwriters by Ogilvy Renault LLP.

National Bank Financial Inc., one of the Underwriters, is a wholly-owned subsidiary of the Bank. Therefore, the Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".

	Price to public	Underwriters' fee[1]	Net proceeds to the Bank[2]
Per Preferred Share Series 16	$25.00	$0.75	$24.25
Total	$200,000,000	$6,000,000	$194,000,000

(1) The Underwriters' fee is $0.25 for each share purchased by certain institutions and $0.75 per share for all other shares. The total represents the Underwriters' fee and net proceeds assuming no Preferred Shares Series 16 are purchased by such institutions.

(2) Before deducting expenses of the issue payable by the Bank estimated at $400,000.

Subscriptions for the Preferred Shares Series 16 will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering should take place on or about March 15, 2005 or such later date as the Bank and the Underwriters may agree upon, but in any event, not later than April 18, 2005. A book-entry only certificate representing the Preferred Shares Series 16 distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on closing of this offering. A purchaser of Preferred Shares Series 16 will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Preferred Shares Series 16 are purchased. No certificate evidencing the Preferred Shares Series 16 will be issued to purchasers, except in limited circumstances, and registration will be made in the depository service of CDS. See "Depositary Services".

Table of Contents

Caution Regarding Forward-Looking Statements

Some of the statements contained or incorporated by reference in this prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Bank may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" and the factors detailed in the Bank's filings with Canadian securities regulators, including its annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in relevant markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. The Bank does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière West, Montréal, Québec H3B 4L2, telephone (514) 394-6080. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number.

The following documents have been filed by the Bank with the Superintendent and the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this prospectus:

(a) the Revised Annual Information Form dated February 28, 2005;

(b) the Audited Consolidated Financial Statements for the fiscal year ended October 31, 2004, which include comparative consolidated financial statements for the fiscal year ended October 31, 2003, together with the Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

(c) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2004 and for the year then ended;

(d) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2003 and for the year then ended;

(e) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference herein;

(f) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2005, which includes unaudited interim consolidated financial statements for the quarters ended January 31, 2005 and 2004 (the "2005 First Quarter Report"); and

(g) the Management's Discussion and Analysis contained in the 2005 First Quarter Report at pages 3 - 6.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements for three, six or nine month financial periods, any information circulars and any material change reports (excluding confidential material change reports) filed by the Bank with a securities regulatory authority in Canada, after the date of this short form prospectus and prior to the completion or withdrawal of this offering, will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus is deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Currency and Accounting Information

Unless otherwise indicated, all dollar amounts appearing in this prospectus are stated in Canadian dollars.

All amounts appearing under "Share Capital and Subordinated Indebtedness" and "Earnings Coverage" are derived from the consolidated financial statements of the Bank which are presented in accordance with Canadian Generally Accepted Accounting Principles.

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at the National Bank Tower, 600 de La Gauchetière West, Montréal, Québec H3B 4L2.

Subsidiaries

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2004 is included in the Bank's Annual Report for the year ended October 31, 2004.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's business is included in the Bank's Annual Report for the year ended October 31, 2004.

Details of the Offering

The authorized capital of the Bank consists of: (i) an unlimited number of Common Shares, without par value; (ii) an unlimited number of First Preferred Shares, without par value, issuable for a maximum aggregate consideration of $1 billion or the equivalent thereof in foreign currencies; and (iii) 15 million Second Preferred Shares, without par value, issuable for a maximum aggregate consideration of $300 million or the equivalent thereof in foreign currencies. As at March 4, 2005, there were 168 885 999 Common Shares, 15 million First Preferred Shares and no Second Preferred Shares issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions of the First Preferred Shares as a class and of the Preferred Shares Series 16 as a series:

Certain Provisions of the First Preferred Shares as a Class

Issuable in Series

The First Preferred Shares may be issued, from time to time, in one or more series with such series designation, rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine by resolution.

Priority

The First Preferred Shares of each series will rank on a parity with First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares, the Common Shares and any other shares of the Bank ranking junior to the First Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

Restrictions

The Bank will not, without the approval of the holders of the First Preferred Shares, create or issue any shares ranking in priority to or *pari passu* with the First Preferred Shares, nor create or issue any additional series of First Preferred Shares, unless all cumulative dividends have been declared and paid or set aside for payment and all declared and unpaid non-cumulative dividends have been paid or set aside for payment.

Voting Rights

The Board of Directors is empowered to set voting rights for each series. The holders of the First Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified under "Approval of the Holders of the First Preferred Shares".

Approval of the Holders of the First Preferred Shares

The provisions with respect to First Preferred Shares will not be deleted or modified except with a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of First Preferred Shares

at which a majority of the outstanding First Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Certain Provisions of the Preferred Shares Series 16 as a Series

Number and Issue Price

The Preferred Shares Series 16 will have an issue price of $25.00 per share.

Dividends

The holders of the Preferred Shares Series 16 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, on the 15th day of each of February, May, August and November in each year (the ''Dividend Payment Date''), at a quarterly rate equal to $0.303125 per share. The first of such dividends, if declared, will be payable on May 15, 2005 and will be $0.202637 per share, based on the anticipated closing date of March 15, 2005.

The holders of Preferred Shares Series 16 will not be entitled to any dividends other than or in excess of the fixed non-cumulative preferential cash dividends described above.

If the Board of Directors of the Bank in its discretion does not declare and the Bank does not subsequently pay the above mentioned dividend, or any part thereof, on the Preferred Shares Series 16 on or before the Dividend Payment Date for a particular quarter, then the right of the holders of the Preferred Shares Series 16 to receive such dividend, or any part thereof, for such quarter will be forever extinguished.

See ''Restrictions on Dividends and Retirement of Shares'' and ''Bank Act Restrictions''.

Redemption

The Preferred Shares Series 16 may not be redeemed prior to May 15, 2010. Subject to the provisions described below under ''Restrictions on Dividends and Retirement of Shares'', the Bank may, on not more than 60 and not less than 30 days notice at the Bank's option without the consent of the holders, redeem for cash the Preferred Shares Series 16 on or after May 15, 2010 in whole or in part, at any time, at a price equal to $26.00 per Preferred Share Series 16, if redeemed prior to May 15, 2011, at $25.75 per Preferred Share Series 16, if redeemed during the twelve months prior to May 15, 2012, at $25.50 per Preferred Share Series 16, if redeemed during the twelve months prior to May 15, 2013, at $25.25 per Preferred Share Series 16, if redeemed during the twelve months prior to May 15, 2014, and at $25.00 per Preferred Share Series 16, if redeemed on or after May 15, 2014, in each case together with the amount of all declared and unpaid dividends thereon to the date fixed for redemption.

If only part of the then outstanding Preferred Shares Series 16 is at any time to be redeemed, the Preferred Shares Series 16 to be redeemed will be selected by lot, pro rata, or in such other manner as the Board of Directors may determine subject to the approval of the TSX. If the Preferred Shares Series 16 are not held in the CDS book-entry only system and if fewer than all the Preferred Shares Series 16 represented by any certificate will be redeemed, a new certificate for the balance will be issued without cost to the holder. Comparable measures will be taken for Preferred Shares Series 16 held in the CDS book-entry only system.

All redemptions of the Preferred Shares Series 16 are subject to the provisions of the Bank Act (Canada) (the ''Bank Act'') and the consent of the Superintendent. See ''Bank Act Restrictions''.

Conversion into Another Series of Preferred Shares at the Option of the Holder

The Bank may, at any time by resolution of the Board of Directors, constitute a further series of First Preferred Shares (the ''New Preferred Shares'') having rights, privileges, restrictions and conditions attaching thereto which would qualify such New Preferred Shares as Tier 1 capital of the Bank under the then current capital adequacy guidelines prescribed by the Superintendent. The Bank will ensure that such New Preferred Shares will not, if issued, be or be deemed to be ''term preferred shares'' or ''short-term preferred shares'' within the meaning of the *Income Tax Act* (Canada) (the ''Tax Act''). In such event, the Bank may, with the consent of the Superintendent, give registered holders of the Preferred Shares Series 16 notice that they have the right, pursuant to the terms of the Preferred Shares Series 16, at their option, to convert their Preferred Shares Series 16 on the date specified in the notice into fully-paid and non-assessable New Preferred Shares on a share for share basis. Notice shall be given by the Bank to registered holders not more than 60 days and not less than 30 days prior to the conversion date. See ''Restraints on Bank Shares under the Bank Act''.

Purchase for Cancellation

Subject to the provisions of the Bank Act, the consent of the Superintendent and the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may at any time purchase for cancellation any Preferred Shares Series 16 at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable. See "Bank Act Restrictions".

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares Series 16 will be entitled to receive $25.00 per Preferred Share Series 16, together with all dividends declared and unpaid to and including the date of distribution, before any amount will be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares Series 16. The holders of Preferred Shares Series 16 will not be entitled to share in any further distribution of the assets of the Bank.

Restrictions on Dividends and Retirement of Shares

As long as any of the Preferred Shares Series 16 are outstanding, the Bank will not, without the prior approval of the holders of such Preferred Shares Series 16 given as specified below under "Shareholder Approvals":

(a) declare or pay or set aside for payment any dividends on any shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 16 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 16);

(b) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 16;

(c) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of part only of the Preferred Shares Series 16; or

(d) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of any shares of any class of shares of the Bank ranking *pari passu* with the Preferred Shares Series 16, except in satisfaction of an obligation to purchase or obligation in respect of a sinking fund, of a right of retraction or of any other mandatory redemption provision of any given series of any preferred shares,

unless all dividends up to and including the Dividend Payment Date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the First Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative First Preferred Shares (including the Preferred Shares Series 16) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the First Preferred Shares. See "Bank Act Restrictions".

Issue of Additional Series of First Preferred Shares

The Bank may issue other series of First Preferred Shares without the authorization of the holders of the Preferred Shares Series 16.

Amendments to Preferred Shares Series 16

The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 16 given as specified below under "Shareholder Approvals" and any approval of the TSX as may be necessary, delete or vary any rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 16. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior approval of the Superintendent make any such deletion or variation which might affect the classification afforded to the Preferred Shares Series 16 from time to time for capital adequacy requirements pursuant to the Bank Act and the regulations and guidelines thereunder.

Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 16 may be given by resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a

meeting of holders of Preferred Shares Series 16 at which a majority of the outstanding Preferred Shares Series 16 is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

In connection with any action to be taken by the Bank which requires the approval of the holders of Preferred Shares Series 16 voting as a series or as part of a class, each such share will entitle the holder thereof to one vote.

Voting Rights

Subject to the provisions of the Bank Act, the holders of the Preferred Shares Series 16 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the rights of such holders to any undeclared dividends have become extinguished as described above under ''Dividends''.

In that event, the holders of the Preferred Shares Series 16 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors of the Bank are elected and will be entitled to one vote for each share held. The voting rights of the holders of the Preferred Shares Series 16 will forthwith cease upon payment by the Bank of the first quarterly dividend on the Preferred Shares Series 16 to which the holders are entitled subsequent to the time such voting rights first arose. At such time as the rights of such holders to any undeclared dividends on the Preferred Shares Series 16 have again become extinguished, such voting rights will become effective again and so on from time to time.

Tax Election

The Bank will make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 16.

Depository Services

Book-Entry Only Form

Except as otherwise provided below, the Preferred Shares Series 16 will be issued in ''book-entry only'' form and must be purchased or transferred through participants (the ''Participants'') in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the closing date, the Bank will cause a global certificate representing the Preferred Shares Series 16 to be delivered to, and registered in the name of, CDS. Except as otherwise provided below, no beneficial owner of Preferred Shares Series 16 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that beneficial owner's ownership thereof, and no beneficial owner will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such beneficial owner. Each beneficial owner of Preferred Shares Series 16 will receive a customer confirmation of purchase from the registered dealer from which the Preferred Shares Series 16 are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Preferred Shares Series 16. If (i) required to do so by applicable law or the rules of any securities exchange, (ii) the book-entry only system ceases to exist, (iii) the Bank determines that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Shares Series 16 and the Bank is unable to locate a qualified successor, or (iv) the Bank at its option elects, or is required by law, to withdraw the Preferred Shares Series 16 from the book-entry only system, then physical certificates representing the Preferred Shares Series 16 will be issued to beneficial owners thereof or their nominees.

Neither the Bank nor the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the Preferred Shares Series 16 held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the Preferred Shares Series 16, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS, and persons other than Participants having an interest in Preferred Shares Series 16 must look solely to Participants, for payments or deliveries made by or on behalf of the Bank to CDS in respect of Preferred Shares Series 16.

Transfers and Conversions

Transfers of ownership and conversions of Preferred Shares Series 16 will be effected only through records maintained by CDS for such Preferred Shares Series 16 with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Beneficial owners of Preferred Shares Series 16 who are not Participants, but who desire to purchase, sell, convert or otherwise transfer ownership of, or other interests in, the Preferred Shares Series 16, may do so only through Participants. The ability of a beneficial owner to pledge Preferred Shares Series 16 or otherwise take action with respect to such beneficial owner's interest in Preferred Shares Series 16 (other than through a participant) may be limited due to the lack of a physical certificate. See ''Restraints on Bank Shares under the Bank Act''.

Manner of Effecting Redemption

A redemption of Preferred Shares Series 16 will be effected through records maintained by CDS with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. See ''Bank Act Restrictions''.

Payment of Dividends and Other Amounts

As long as CDS is the registered holder of the Preferred Shares Series 16, CDS will be considered the sole owner of the Preferred Shares Series 16 for the purposes of receiving payments on the Preferred Shares Series 16. As such, payment of dividends and other amounts in respect of the Preferred Shares Series 16 will be made by the Bank to CDS.

The Bank expects that CDS, upon receipt of any payment in respect of the Preferred Shares Series 16, will credit the Participants' accounts, on the date an amount is payable, with payments in amounts proportionate to the number of Preferred Shares Series 16 held by such Participants as shown on the records of CDS. The Bank also expects that payments by the Participants to the owners of beneficial interests in such Preferred Shares Series 16 held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in ''street name'' and will be the responsibility of such Participants. The responsibility and liability of the Bank in respect of the Preferred Shares Series 16 issued in book-entry form are limited to making payment of any amount due on such Preferred Shares Series 16 to CDS.

Bank Act Restrictions

Under the Bank Act, the Bank, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares Series 16, unless there are reasonable grounds for believing that the Bank is, or the redemption or purchase would cause the Bank to be, in contravention of any regulation made under the Bank Act respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the Bank Act regarding its capital or its liquidity. No such direction to the Bank has been made to date.

The Bank is prohibited under the Bank Act from paying or declaring a dividend if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of any regulation made under the Bank Act respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the Bank Act regarding its capital or its liquidity. As at the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 16. Further, no such direction to the Bank has been made to date.

The Bank is also prohibited under Subsection 79(5) of the Bank Act from paying or declaring a dividend in any financial year without the approval of the Superintendent, if, on the day the dividend is declared, the total of all dividends declared by the Bank in that year would exceed the aggregate of the Bank's net income up to that day in that year and of its retained net income for the preceding two financial years. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 16.

Restraints on Bank Shares under the Bank Act

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. By way of summary, no person, or persons acting jointly or in concert, shall be a major shareholder of a bank if the bank has equity of $5 billion or more. While the equity of the Bank is less than $5 billion and the Bank Act would otherwise permit a person to own up to 65% of any class of shares of the Bank, the Bank is deemed to be a bank to which the ownership restrictions for banks with equity of $5 billion or more apply until the Minister of Finance (Canada) specifies, on application by the Bank, that these restrictions no longer apply to the Bank.

A person is a major shareholder of a bank where (i) the aggregate of the shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of the shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person, or persons acting jointly or in concert, shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives Ministerial approval. For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) exceeds 10% of all of the outstanding shares of that class of shares of such bank.

The Bank Act also prohibits the registration of a transfer or issue of any shares of the bank to Her Majesty in Right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or to the government of a foreign country or any political subdivision, agent or agency of any of them.

Purchasers of the Preferred Shares Series 16 may be required to furnish declarations relative to ownership in a form prescribed by the Bank.

Common Shares

The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Bank except where only the holders of a specified class of shares are entitled to vote.

After the payment to the holders of the First Preferred Shares of the amount or amounts to which they may be entitled, the holders of the Common Shares are entitled to receive the remaining property of the Bank upon dissolution.

Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to the Bank and Ogilvy Renault LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Preferred Shares Series 16 acquired pursuant to this prospectus who, within the meaning of the Tax Act, is resident in Canada, deals at arm's length and is not affiliated with the Bank, holds the Preferred Shares Series 16 as capital property and is not exempt from tax under Part I of the Tax Act. This summary does not take into account the "mark-to-market" rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the summary does not apply to a "specified financial institution" (as defined in the Tax Act) that receives (or is deemed to receive), either alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the Preferred Shares Series 16 outstanding at the time a dividend is received.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposals") and the current administrative practices published by the Canada Revenue Agency. No assurances can be given that the Proposals will become law as proposed or at all. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations.

Dividends

Dividends (including deemed dividends) received on the Preferred Shares Series 16 by an individual (other than certain trusts) will be included in computing the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on the Preferred Shares Series 16 by a corporation will be included in computing income and generally will be deductible in computing the taxable income of the corporation. The Preferred Shares Series 16 will be ''taxable preferred shares'' as defined in the Tax Act. The terms of the Preferred Shares Series 16 require the Bank to make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 16.

A ''private corporation'', as defined in the Tax Act, or any other corporation controlled whether by reason of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Preferred Shares Series 16 to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of the Preferred Shares Series 16 (either on redemption of the shares for cash or otherwise, but not on conversion) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. In the case of a holder that is a corporation, partnership or trust, the amount of any capital loss otherwise determined may be reduced by the amount of dividends (including deemed dividends) previously received on the shares to the extent and under the circumstances described in the Tax Act.

Generally, one-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's net taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for minimum tax.

Canadian controlled private corporations (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts in respect of net taxable capital gains.

Redemption

If the Bank redeems for cash, cancels or otherwise acquires the Preferred Shares Series 16 other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Bank in excess of the paid-up capital of such shares at such time. The difference between the amount paid by the Bank and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. See ''Dispositions'' above. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

Conversion

The conversion of the Preferred Shares Series 16 into New Preferred Shares will be deemed not to be a disposition of property and accordingly will not give rise to any capital gain or capital loss. The cost to an investor of New Preferred Shares received on the conversion will be deemed to be equal to the investor's adjusted cost base of the Preferred Shares Series 16 immediately before the conversion.

Share Capital and Subordinated Indebtedness

Certain selected consolidated financial data set forth below has been derived from the Bank's interim unaudited consolidated financial statements for the three-month period ended January 31, 2005 or the Bank's audited consolidated financial statements for the year ended October 31, 2004, as applicable. The following table shows the subordinated indebtedness, share capital, contributed surplus, unrealized foreign currency translation adjustments and retained earnings of the Bank as at the respective dates shown:

	January 31, 2005	October 31, 2004
	(unaudited)	(audited)
	($ millions)	
Subordinated Indebtedness	1,764	1,408
Capital Stock		
Preferred[1]	375	375
Common[2]	1,563	1,545
Contributed Surplus	8	7
Unrealized Foreign Currency Translation Adjustments	4	(10)
Retained Earnings	2,453	2,287

(1) After giving effect to this offering, Capital Stock — Preferred would have amounted to $575 million as at January 31, 2005 and October 31, 2004.

(2) On January 10, 2005, the Bank announced its intention to make a normal course issuer bid on the TSX to buy back up to 8,400,000 Common Shares in total during a maximum period of 12 months commencing January 13, 2005 and ending January 12, 2006. The Bank will determine the actual number of Common Shares that it will purchase as well as the timing of any such purchases. The Bank will pay the market price for the Common Shares at the time of acquisition.

Earnings Coverage

The Bank's dividend requirements on its outstanding First Preferred Shares, after giving effect to the issue of the Preferred Shares Series 16 to be distributed under this short form prospectus, and adjusted to a before-tax equivalent using statutory income tax rates of 33.5% and 34% for the 12 months ended January 31, 2005 and October 31, 2004 respectively, amounted to $48 million for each period. The Bank's interest requirements for the 12 months ended January 31, 2005 and October 31, 2004, after giving effect to the issue and redemption of all subordinated indebtedness up to the date of this prospectus, amounted to $100 million and $99 million, respectively. The Bank's earnings before taxes, minority interest and debentures for the 12 months ended January 31, 2005 and October 31, 2004 were $1,234 million and $1,170 million, respectively, which are 8.35 times and 7.97 times the Bank's aggregate dividend and interest requirements for these periods, respectively.

Ratings

The Preferred Shares Series 16 are provisionally rated Pfd-2n by Dominion Bond Rating Services Limited (''DBRS''). As used by DBRS, ''Pfd-2n'' denotes ''Satisfactory Credit Quality'' and represents the second highest category available from DBRS for preferred shares. A reference to ''high'' or ''low'' reflects the relative strength within the rating category. The reference to ''n'' signifies that the preferred shares are non-cumulative.

The Preferred Shares Series 16 are provisionally rated P-2 (High) by Standard & Poor's (''S&P''), the second highest of five categories of ratings used by S&P on its Canadian preferred share scale. In certain cases, preferred shares may have a ''high'' or ''low'' characterization to reflect an issuer's relative strength within a rating category.

Prospective purchasers of Preferred Shares Series 16 should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold the Preferred Shares Series 16. Either of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization.

Plan of Distribution

Under an agreement dated February 28, 2005 (the "Underwriting Agreement") between the Bank and National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Laurentian Bank Securities Inc. and Trilon Securities Corporation (collectively the "Underwriters"), the Bank has agreed to sell and the Underwriters, acting as underwriters, have jointly and not solidary agreed to purchase all but no less than all of the Preferred Shares Series 16 on March 15, 2005 or such later date as may be agreed upon, but not later than April 18, 2005, subject to the terms and conditions stated therein, at a price of $25.00 per share, payable in cash to the Bank against delivery of such Preferred Shares Series 16.

The Bank has agreed to pay the Underwriters a fee per Preferred Share Series 16 equal to $0.25 with respect to Preferred Shares Series 16 sold to certain institutions and $0.75 with respect to all other Preferred Shares Series 16. Assuming that no Preferred Shares Series 16 are sold to such institutions, the Underwriters' fee will be $6,000,000. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Preferred Shares Series 16 if any are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Autorité des marchés financiers (Québec) and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase the Preferred Shares Series 16. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administrated by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution. In connection with this offering and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the Preferred Shares Series 16 at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

National Bank Financial Inc., one of the Underwriters, is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a connected or related issuer to National Bank Financial Inc. under applicable legislation. The decision to distribute the Preferred Shares Series 16 and the determination of the terms of the distribution were made through negotiation between the Bank and the Underwriters. CIBC World Markets Inc., an Underwriter, in respect of which the Bank is not a related or connected issuer, has participated in the structuring and pricing of the offering and in the due diligence activities performed by the Underwriters for the offering. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Underwriters' fee payable by the Bank.

Use of Proceeds

The net proceeds to the Bank from the sale of the Preferred Shares Series 16 offered hereby, after deducting estimated expenses of the issue and the Underwriters' commission (assuming no Preferred Shares Series 16 are sold to certain institutions), will amount to approximately $193,600,000. Such proceeds will be used for general banking purposes. The purpose of this issue is to enlarge the Bank's Tier 1 capital base.

Risk Factors

An investment in Preferred Shares Series 16 of the Bank is subject to certain risks. The value of Preferred Shares Series 16 will be affected by the general creditworthiness of the Bank. The section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2004, is incorporated by reference in the prospectus. This analysis discusses, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Preferred Shares Series 16 may affect the market value of the Preferred Shares Series 16. In addition, real or anticipated changes in credit ratings can affect the cost at which the

Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

Increases in interest rates will affect the market value of the Preferred Shares Series 16.

See "Earnings Coverage" and "Share Capital and Subordinated Indebtedness", which are relevant to an assessment of the risk that the Bank will be unable to pay dividends on the Preferred Shares Series 16. The Preferred Shares Series 16 are equity capital of the Bank which rank equally with other First Preferred Shares of the Bank in the event of an insolvency or winding-up of the Bank. If the Bank becomes insolvent or is wound-up, the Bank's assets must be used to pay deposit liabilities and other debt, including subordinated debt, before payments may be made on Preferred Shares Series 16 and other preferred shares.

Prevailing yields on similar securities will affect the market value of Preferred Shares Series 16. Assuming all other factors remain unchanged, the market value of the Preferred Shares Series 16 will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Legal Matters

Legal matters in connection with the issue and sale of the Preferred Shares Series 16 will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and, on behalf of the Underwriters, by Ogilvy Renault LLP.

As of March 4, 2005, the partners and associates of each of McCarthy Tétrault LLP and Ogilvy Renault LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank, or its affiliates or associates.

Transfer Agent and Registrar

National Bank Trust Inc. at its principal transfer offices in Halifax, St. John, Montréal, Toronto, Winnipeg, Regina, Calgary and Vancouver will be the transfer agent and registrar for the Preferred Shares Series 16. The Preferred Shares Series 16 will be issued in book entry only form through CDS. Subject to the CDS procedures, registration and transfers of the Preferred Shares Series 16 may be effected at such principal offices of National Bank Trust Inc.

Statutory Rights of Withdrawal and Rescission

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limited prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Certificate of the Bank

Dated: March 7, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and
Chief Executive Officer

(Signed) LOUIS VACHON
Chairman, National Bank Financial Group
and Natcan Investment Management Inc. and
Senior Vice-President
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) JEAN DOUVILLE
Director

(Signed) PIERRE BOURGIE
Director

Certificate of the Underwriters

Dated: March 7, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) PAUL ST-MICHEL

CIBC WORLD MARKETS INC.

By: (Signed) CHARLES ST-GERMAIN

RBC DOMINION SECURITIES INC.

By: (Signed) BARRY NOWOSELSKI

BMO NESBITT BURNS INC.

By: (Signed) PIERRE-OLIVIER PERRAS

SCOTIA CAPITAL INC.

By: (Signed) MARY ROBERTSON

TD SECURITIES INC.

By: (Signed) MARC FORTIN

HSBC Securities (Canada) Inc.

By: (Signed) CATHERINE J. CODE

MERRILL LYNCH CANADA INC.

By: (Signed) ERIC MICHAUD

LAURENTIAN BANK SECURITIES INC.

By: (Signed) MICHEL RICHARD

TRILON SECURITIES CORPORATION

By: (Signed) TREVOR D. KERR

Auditors' Consent-2004

We have read the short form prospectus dated March 7, 2005 relating to the offering of $200,000,000 of Non-Cumulative Fixed Rate First Preferred Shares Series 16 of National Bank of Canada (the ''Bank''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheet as at October 31, 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. Our report is dated December 2, 2004.

(Signed) ''Samson Bélair / Deloitte & Touche s.e.n.c.r.l.''
Chartered Accountants

Montréal, Canada
March 7, 2005

Auditors' Consent-2003

We have read the short form prospectus dated March 7, 2005 relating to the offering of $200,000,000 of Non-Cumulative Fixed Rate First Preferred Shares Series 16 of National Bank of Canada (the "Bank"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheet as at October 31, 2003 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. Our report is dated November 28, 2003.

(signed) "Samson Bélair / Deloitte & Touche s.e.n.c.r.l."
Chartered Accountants
Montréal, Canada
March 7, 2005

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
Montréal, Canada
March 7, 2005


NATIONAL BANK OF CANADA





ANNUAL MEETING OF SHAREHOLDERS MARCH 2, 2005

FINAL REPORT ON THE VOTING

FOR MORE INFORMATION ON THE PROPOSALS SUBMITTED TO THE SHAREHOLDERS, PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR DATED DECEMBER 29, 2004.

51.1% of the votes related to common shares issued and outstanding as at January 13, 2005 (date on which the registers were closed) were cast at the Meeting.

PROPOSALS PRESENTED BY BANK MANAGEMENT

1. **Election of Directors**

   All the nominees for election as directors received at least 94% of votes **in favour** of their election.

2. **Appointment of Auditor**

   For: **99.1 %**
   Abstentions: 0.9 %

PROPOSALS PRESENTED BY YVES MICHAUD, A SHAREHOLDER OF THE BANK

3. **Shareholder Proposal No. 1 relating to the closing down of the Bank's subsidiaries located in tax havens.**

   For: 3.8 %
   Against : 96.2 %

4. **Shareholder Proposal No. 2 relating to the establishment of a ceiling on the salaries of executive officers of the Bank and its subsidiaries.**

   For: 6.4 %
   Against 93.6 %

PROPOSALS PRESENTED BY THE ASSOCIATION FOR THE PROTECTION OF QUEBEC SAVERS AND INVESTORS, A SHAREHOLDER OF THE BANK

5. **Shareholder Proposal No. 3 relating to the establishment of a maximum number of years (maximum 10) during which an independent director can serve on the board of directors.**

For: 8.1 %
Against: 91.9 %

6. **Shareholder Proposal No. 4 relating to the setting up of a cumulative voting system.**

For: 7.1 %
Against: 92.9 %

7. **Shareholder Proposal No. 5 relating to the replacement of the stock option plan for the officers by a restricted stock plan where the stock must be held for a minimum of two years.**

For: 8.8 %
Against: 91.2 %


NATIONAL
BANK
OF CANADA


RECEIVED
2005 MAY 10 A 9:37

Montreal, February 28, 2005

Sirs :

Re : REVISED ANNUAL INFORMATION FORM OF THE NATIONAL BANK OF CANADA

The National Bank of Canada (the "Bank") filed today a revised annual information form, in conformity with National Instrument 13-101 – *System for Electronic Document Analysis and Retrieval* (SEDAR), for the sole purpose of completing the information found under the heading "Directors and Executive officers - Cease trade orders and bankruptcies" on page 6 of the Annual Information Form of the Bank dated January 18, 2005. The omitted information was recently brought to the attention of the Bank. Please note that the correction shall also apply the all documents comprising the Bank's continuous disclosure documents, including the section under the heading "Election of Directors", on page 7 of the Banks' Management Proxy Circular, dated January 13, 2005.

NATIONAL BANK OF CANADA

(s) *Linda Caty*
Vice-President and Corporate
Secretary

National Bank of Canada



12g3-2(b) Submission

English summary of the MRRS decision document dated February 28, 2005

DECISION DOCUMENT

This mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary short form prospectus dated February 28, 2005.

Dated at Montreal, February 28, 200f5

L'Autorité des marchés financiers

[signed]

SEDAR Project No.: 743268


AUTORITÉ
DES MARCHÉS
FINANCIERS

AFFAIRE INTÉRESSANT L'AVIS 43-201 RELATIF AU RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS ET DE LA NOTICE ANNUELLE

ET

Banque Nationale du Canada

Nom de l'émetteur

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié provisoire de l'émetteur susmentionné en date du 28 février 2005 a été visé par les autorités de la *Colombie-Britannique*, de l'*Alberta*, de la *Saskatchewan*, du *Manitoba*, de l'*Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de l'*Île-du-Prince-Édouard*, de *Terre-Neuve et Labrador.*

Fait à Montréal, le 28 février 2005.

L'Autorité des marchés financiers,

(s) Daniel Laurion
Daniel Laurion
Surintendant de la Direction de l'encadrement des marchés de valeurs

Numéro du projet SEDAR : 743268

800, square Victoria, 22ième étage, tour de la Bourse, C.P. 246, Montréal (Québec) H4Z 1G3
Tél. : (514) 395-0337 * Télécopieur : (514) 873-6155

National Bank of Canada



12g3-2(b) Submission



English summary of the decision of the Autorité des marchés financiers dated February 28, 2005

DECISION NO.: 2005-MC-0654

SEDAR PROJECT NO.: 743268

RECEIPT FOR PRELIMINARY SHORT FORM PROSPECTUS

(Mutual Reliance Review System)

Pursuant to Section 20 of the *Securities Act* (Québec), the receipt is issued for your preliminary short form prospectus dated February 28, 2005

L'Autorité des marchés financiers

February 28, 2005
Date of the receipt

[signed]


AUTORITÉ
DES MARCHÉS
FINANCIERS

DÉCISION N° : 2005-MC-0654

NUMÉRO DE PROJET SÉDAR: 743268

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Banque Nationale du Canada

Nom de l'émetteur

En application de l'article 20 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1, le visa est octroyé à votre prospectus simplifié provisoire du 28 février 2005.

Le 28 février 2005
Date du visa

(s) Daniel Laurion
Daniel Laurion
Surintendant de la Direction de
l'encadrement des marchés de valeurs

/lb

Preliminary Short Form Prospectus

New Issue February 28, 2005



NATIONAL BANK OF CANADA

$200,000,000

(8,000,000 Shares)

Non-Cumulative Fixed Rate First Preferred Shares Series 16

This prospectus qualifies the distribution of 8,000,000 Non-Cumulative Fixed Rate First Preferred Shares Series 16 (the "Preferred Shares Series 16") in the capital of National Bank of Canada (also referred to as the "Bank"). Non-cumulative preferential cash dividends on the Preferred Shares Series 16, if, as and when declared, will be payable quarterly on the fifteenth day of February, May, August and November of each year commencing May 15, 2005. The dividend rate on the Preferred Shares Series 16 for each quarter will be 4.85% per annum. The initial dividend, if, as and when declared, will be payable on May 15, 2005 in the amount of $0.202637 per share, based upon an anticipated closing date of March 15, 2005. See "Details of the Offering".

The Preferred Shares Series 16 will not be redeemable prior to May 15, 2010. Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada) (the "Superintendent"), the Bank may, at its option, redeem for cash the Preferred Shares Series 16 on or after May 15, 2010, in whole or in part, at any time, at a price equal to $26.00 per share, if redeemed prior to May 15, 2011, at $25.75 per share, if redeemed during the twelve months prior to May 15, 2012, at $25.50 per share, if redeemed during the twelve months prior to May 15, 2013, at $25.25 per share, if redeemed during the twelve months prior to May 15, 2014, and at $25.00 per share, if redeemed on or after May 15, 2014, in each case together with all declared and unpaid dividends thereon to the date fixed for redemption. See "Details of the Offering".

The Bank may, with the consent of the Superintendent, give registered holders of the Preferred Shares Series 16 notice that they have the right, pursuant to the terms of the Preferred Shares Series 16, at their option, to convert their Preferred Shares Series 16 on the date specified in the notice into fully-paid and non-assessable shares of a further series of First Preferred Shares (the "New Preferred Shares") on a share for share basis. See "Details of the Offering".

The Bank has applied to list the Preferred Shares Series 16 on the Toronto Stock Exchange (the "TSX"). Listing will be subject to the Bank fulfilling all of the requirements of the TSX.

Price: $25.00 per share to yield 4.85%

National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Laurentian Bank Securities Inc., and Trilon Securities Corporation (collectively the "Underwriters") as principals, conditionally offer the Preferred Shares Series 16, subject to prior sale, if, as and when issued by the Bank and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP, and on behalf of the Underwriters by Ogilvy Renault LLP.

National Bank Financial Inc., one of the Underwriters, is a wholly-owned subsidiary of the Bank. Therefore, the Bank is a related and connected issuer of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".

	Price to public	Underwriters' fee(1)	Net proceeds to the Bank(2)
Per Preferred Share Series 16	$25.00	$0.75	$24.25
Total	$200,000,000	$6,000,000	$194,000,000

(1) The Underwriters' fee is $0.25 for each share purchased by certain institutions and $0.75 per share for all other shares. The total represents the Underwriters' fee and net proceeds assuming no Preferred Shares Series 16 are purchased by such institutions.

(2) Before deducting expenses of the issue payable by the Bank estimated at $400,000.

Subscriptions for the Preferred Shares Series 16 will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering should take place on or about March 15, 2005 or such later date as the Bank and the Underwriters may agree upon, but in any event, not later than April 18, 2005. A book-entry only certificate representing the Preferred Shares Series 16 distributed hereunder will be issued in registered form only to The Canadian Depository for Securities Limited ("CDS"), or its nominee, and will be deposited with CDS on closing of this offering. A purchaser of Preferred Shares Series 16 will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Preferred Shares Series 16 are purchased. No certificate evidencing the Preferred Shares Series 16 will be issued to purchasers, except in limited circumstances, and registration will be made in the depository service of CDS. See "Depositary Services".

Table of Contents

Caution Regarding Forward-Looking Statements

Some of the statements contained or incorporated by reference in this prospectus, including those relating to the Bank's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Bank may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" and the factors detailed in the Bank's filings with Canadian securities regulators, including its annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in relevant markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to war or terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. The Bank does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law.

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière West, Montréal, Québec H3B 4L2, telephone (514) 394-6080. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number.

The following documents have been filed by the Bank with the Superintendent and the various securities commissions or similar authorities in Canada and are specifically incorporated by reference into, and form an integral part of, this prospectus:

(a) the Revised Annual Information Form dated February 28, 2005;

(b) the Audited Consolidated Financial Statements for the fiscal year ended October 31, 2004, which include comparative consolidated financial statements for the fiscal year ended October 31, 2003, together with the Management's Discussion and Analysis as contained in the Bank's Annual Report for the year ended October 31, 2004;

(c) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2004 and for the year then ended;

(d) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2003 and for the year then ended;

(e) the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders to be held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference herein;

(f) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2005, which includes unaudited interim consolidated financial statements for the quarters ended January 31, 2005 and 2004 (the "2005 First Quarter Report"); and

(g) the Management's Discussion and Analysis contained in the 2005 First Quarter Report at pages 3 - 6.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements for three, six or nine month financial periods, any information circulars and any material change reports (excluding confidential material change reports) filed by the Bank with a securities regulatory authority in Canada, after the date of this short form prospectus and prior to the completion or withdrawal of this offering, will be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus is deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Currency and Accounting Information

Unless otherwise indicated, all dollar amounts appearing in this prospectus are stated in Canadian dollars.

All amounts appearing under "Share Capital and Subordinated Indebtedness" and "Earnings Coverage" are derived from the consolidated financial statements of the Bank which are presented in accordance with Canadian Generally Accepted Accounting Principles.

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office is located at the National Bank Tower, 600 de La Gauchetière West, Montréal, Québec H3B 4L2.

Subsidiaries

A list of the principal subsidiaries directly or indirectly owned or controlled by the Bank as at October 31, 2004 is included in the Bank's Annual Report for the year ended October 31, 2004.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's business is included in the Bank's Annual Report for the year ended October 31, 2004.

Details of the Offering

The authorized capital of the Bank consists of: (i) an unlimited number of Common Shares, without par value; (ii) an unlimited number of First Preferred Shares, without par value, issuable for a maximum aggregate consideration of $1 billion or the equivalent thereof in foreign currencies; and (iii) 15 million Second Preferred Shares, without par value, issuable for a maximum aggregate consideration of $300 million or the equivalent thereof in foreign currencies. As at February 25, 2005, there were 168,680,616 Common Shares, 15 million First Preferred Shares and no Second Preferred Shares issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions of the First Preferred Shares as a class and of the Preferred Shares Series 16 as a series:

Certain Provisions of the First Preferred Shares as a Class

Issuable in Series

The First Preferred Shares may be issued, from time to time, in one or more series with such series designation, rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine by resolution.

Priority

The First Preferred Shares of each series will rank on a parity with First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares, the Common Shares and any other shares of the Bank ranking junior to the First Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

Restrictions

The Bank will not, without the approval of the holders of the First Preferred Shares, create or issue any shares ranking in priority to or *pari passu* with the First Preferred Shares, nor create or issue any additional series of First Preferred Shares, unless all cumulative dividends have been declared and paid or set aside for payment and all declared and unpaid non-cumulative dividends have been paid or set aside for payment.

Voting Rights

The Board of Directors is empowered to set voting rights for each series. The holders of the First Preferred Shares are not entitled to any voting rights as a class except as provided below or by law or with respect to the right to vote on certain matters as specified under "Approval of the Holders of the First Preferred Shares".

Approval of the Holders of the First Preferred Shares

The provisions with respect to First Preferred Shares will not be deleted or modified except with a resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a meeting of holders of First Preferred Shares

at which a majority of the outstanding First Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Certain Provisions of the Preferred Shares Series 16 as a Series

Number and Issue Price

The Preferred Shares Series 16 will have an issue price of $25.00 per share.

Dividends

The holders of the Preferred Shares Series 16 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, on the 15th day of each of February, May, August and November in each year (the ''Dividend Payment Date''), at a quarterly rate equal to $0.303125 per share. The first of such dividends, if declared, will be payable on May 15, 2005 and will be $0.202637 per share, based on the anticipated closing date of March 15, 2005.

The holders of Preferred Shares Series 16 will not be entitled to any dividends other than or in excess of the fixed non-cumulative preferential cash dividends described above.

If the Board of Directors of the Bank in its discretion does not declare and the Bank does not subsequently pay the above mentioned dividend, or any part thereof, on the Preferred Shares Series 16 on or before the Dividend Payment Date for a particular quarter, then the right of the holders of the Preferred Shares Series 16 to receive such dividend, or any part thereof, for such quarter will be forever extinguished.

See ''Restrictions on Dividends and Retirement of Shares'' and ''Bank Act Restrictions''.

Redemption

The Preferred Shares Series 16 may not be redeemed prior to May 15, 2010. Subject to the provisions described below under ''Restrictions on Dividends and Retirement of Shares'', the Bank may, on not more than 60 and not less than 30 days notice at the Bank's option without the consent of the holders, redeem for cash the Preferred Shares Series 16 on or after May 15, 2010 in whole or in part, at any time, at a price equal to $26.00 per Preferred Share Series 16, if redeemed prior to May 15, 2011, at $25.75 per Preferred Share Series 16, if redeemed during the twelve months prior to May 15, 2012, at $25.50 per Preferred Share Series 16, if redeemed during the twelve months prior to May 15, 2013, at $25.25 per Preferred Share Series 16, if redeemed during the twelve months prior to May 15, 2014, and at $25.00 per Preferred Share Series 16, if redeemed on or after May 15, 2014, in each case together with the amount of all declared and unpaid dividends thereon to the date fixed for redemption.

If only part of the then outstanding Preferred Shares Series 16 is at any time to be redeemed, the Preferred Shares Series 16 to be redeemed will be selected by lot, pro rata, or in such other manner as the Board of Directors may determine subject to the approval of the TSX. If the Preferred Shares Series 16 are not held in the CDS book-entry only system and if fewer than all the Preferred Shares Series 16 represented by any certificate will be redeemed, a new certificate for the balance will be issued without cost to the holder. Comparable measures will be taken for Preferred Shares Series 16 held in the CDS book-entry only system.

All redemptions of the Preferred Shares Series 16 are subject to the provisions of the Bank Act (Canada) (the ''Bank Act'') and the consent of the Superintendent. See ''Bank Act Restrictions''.

Conversion into Another Series of Preferred Shares at the Option of the Holder

The Bank may, at any time by resolution of the Board of Directors, constitute a further series of First Preferred Shares (the ''New Preferred Shares'') having rights, privileges, restrictions and conditions attaching thereto which would qualify such New Preferred Shares as Tier 1 capital of the Bank under the then current capital adequacy guidelines prescribed by the Superintendent. The Bank will ensure that such New Preferred Shares will not, if issued, be or be deemed to be ''term preferred shares'' or ''short-term preferred shares'' within the meaning of the *Income Tax Act* (Canada) (the ''Tax Act''). In such event, the Bank may, with the consent of the Superintendent, give registered holders of the Preferred Shares Series 16 notice that they have the right, pursuant to the terms of the Preferred Shares Series 16, at their option, to convert their Preferred Shares Series 16 on the date specified in the notice into fully-paid and non-assessable New Preferred Shares on a share for share basis. Notice shall be given by the Bank to registered holders not more than 60 days and not less than 30 days prior to the conversion date. See ''Restraints on Bank Shares under the Bank Act''.

Purchase for Cancellation

Subject to the provisions of the Bank Act, the consent of the Superintendent and the provisions described below under "Restrictions on Dividends and Retirement of Shares", the Bank may at any time purchase for cancellation any Preferred Shares Series 16 at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable. See "Bank Act Restrictions".

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares Series 16 will be entitled to receive $25.00 per Preferred Share Series 16, together with all dividends declared and unpaid to and including the date of distribution, before any amount will be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares Series 16. The holders of Preferred Shares Series 16 will not be entitled to share in any further distribution of the assets of the Bank.

Restrictions on Dividends and Retirement of Shares

As long as any of the Preferred Shares Series 16 are outstanding, the Bank will not, without the prior approval of the holders of such Preferred Shares Series 16 given as specified below under "Shareholder Approvals":

(a) declare or pay or set aside for payment any dividends on any shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 16 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 16);

(b) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of shares of any class of shares of the Bank ranking junior to the Preferred Shares Series 16;

(c) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of part only of the Preferred Shares Series 16; or

(d) call for redemption or redeem, call for purchase or purchase, or otherwise retire or reduce or make any return of capital in respect of any shares of any class of shares of the Bank ranking *pari passu* with the Preferred Shares Series 16, except in satisfaction of an obligation to purchase or obligation in respect of a sinking fund, of a right of retraction or of any other mandatory redemption provision of any given series of any preferred shares,

unless all dividends up to and including the Dividend Payment Date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the First Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative First Preferred Shares (including the Preferred Shares Series 16) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the First Preferred Shares. See "Bank Act Restrictions".

Issue of Additional Series of First Preferred Shares

The Bank may issue other series of First Preferred Shares without the authorization of the holders of the Preferred Shares Series 16.

Amendments to Preferred Shares Series 16

The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 16 given as specified below under "Shareholder Approvals" and any approval of the TSX as may be necessary, delete or vary any rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 16. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior approval of the Superintendent make any such deletion or variation which might affect the classification afforded to the Preferred Shares Series 16 from time to time for capital adequacy requirements pursuant to the Bank Act and the regulations and guidelines thereunder.

Shareholder Approvals

The approval of any amendments to the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 16 may be given by resolution carried by the affirmative vote of not less than 66⅔% of the votes cast at a

meeting of holders of Preferred Shares Series 16 at which a majority of the outstanding Preferred Shares Series 16 is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

In connection with any action to be taken by the Bank which requires the approval of the holders of Preferred Shares Series 16 voting as a series or as part of a class, each such share will entitle the holder thereof to one vote.

Voting Rights

Subject to the provisions of the Bank Act, the holders of the Preferred Shares Series 16 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the rights of such holders to any undeclared dividends have become extinguished as described above under ''Dividends''.

In that event, the holders of the Preferred Shares Series 16 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors of the Bank are elected and will be entitled to one vote for each share held. The voting rights of the holders of the Preferred Shares Series 16 will forthwith cease upon payment by the Bank of the first quarterly dividend on the Preferred Shares Series 16 to which the holders are entitled subsequent to the time such voting rights first arose. At such time as the rights of such holders to any undeclared dividends on the Preferred Shares Series 16 have again become extinguished, such voting rights will become effective again and so on from time to time.

Tax Election

The Bank will make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 16.

Depository Services

Book-Entry Only Form

Except as otherwise provided below, the Preferred Shares Series 16 will be issued in ''book-entry only'' form and must be purchased or transferred through participants (the ''Participants'') in the depository service of CDS. Participants include securities brokers and dealers, banks and trust companies. On the closing date, the Bank will cause a global certificate representing the Preferred Shares Series 16 to be delivered to, and registered in the name of, CDS. Except as otherwise provided below, no beneficial owner of Preferred Shares Series 16 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that beneficial owner's ownership thereof, and no beneficial owner will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such beneficial owner. Each beneficial owner of Preferred Shares Series 16 will receive a customer confirmation of purchase from the registered dealer from which the Preferred Shares Series 16 are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Preferred Shares Series 16. If (i) required to do so by applicable law or the rules of any securities exchange, (ii) the book-entry only system ceases to exist, (iii) the Bank determines that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Shares Series 16 and the Bank is unable to locate a qualified successor, or (iv) the Bank at its option elects, or is required by law, to withdraw the Preferred Shares Series 16 from the book-entry only system, then physical certificates representing the Preferred Shares Series 16 will be issued to beneficial owners thereof or their nominees.

Neither the Bank nor the Underwriters will assume any liability for (i) any aspect of the records relating to the beneficial ownership of the Preferred Shares Series 16 held by CDS or the payments or deliveries relating thereto, (ii) maintaining, supervising or reviewing any records relating to the Preferred Shares Series 16, or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS, and persons other than Participants having an interest in Preferred Shares Series 16 must look solely to Participants, for payments or deliveries made by or on behalf of the Bank to CDS in respect of Preferred Shares Series 16.

Transfers and Conversions

Transfers of ownership and conversions of Preferred Shares Series 16 will be effected only through records maintained by CDS for such Preferred Shares Series 16 with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Beneficial owners of Preferred Shares Series 16 who are not Participants, but who desire to purchase, sell, convert or otherwise transfer ownership of, or other interests in, the Preferred Shares Series 16, may do so only through Participants. The ability of a beneficial owner to pledge Preferred Shares Series 16 or otherwise take action with respect to such beneficial owner's interest in Preferred Shares Series 16 (other than through a participant) may be limited due to the lack of a physical certificate. See "Restraints on Bank Shares under the Bank Act".

Manner of Effecting Redemption

A redemption of Preferred Shares Series 16 will be effected through records maintained by CDS with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. See "Bank Act Restrictions".

Payment of Dividends and Other Amounts

As long as CDS is the registered holder of the Preferred Shares Series 16, CDS will be considered the sole owner of the Preferred Shares Series 16 for the purposes of receiving payments on the Preferred Shares Series 16. As such, payment of dividends and other amounts in respect of the Preferred Shares Series 16 will be made by the Bank to CDS.

The Bank expects that CDS, upon receipt of any payment in respect of the Preferred Shares Series 16, will credit the Participants' accounts, on the date an amount is payable, with payments in amounts proportionate to the number of Preferred Shares Series 16 held by such Participants as shown on the records of CDS. The Bank also expects that payments by the Participants to the owners of beneficial interests in such Preferred Shares Series 16 held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants. The responsibility and liability of the Bank in respect of the Preferred Shares Series 16 issued in book-entry form are limited to making payment of any amount due on such Preferred Shares Series 16 to CDS.

Bank Act Restrictions

Under the Bank Act, the Bank, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares Series 16, unless there are reasonable grounds for believing that the Bank is, or the redemption or purchase would cause the Bank to be, in contravention of any regulation made under the Bank Act respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the Bank Act regarding its capital or its liquidity. No such direction to the Bank has been made to date.

The Bank is prohibited under the Bank Act from paying or declaring a dividend if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of any regulation made under the Bank Act respecting the maintenance by banks of adequate capital and adequate and appropriate forms of liquidity, or any direction to the Bank made by the Superintendent pursuant to Subsection 485(3) of the Bank Act regarding its capital or its liquidity. As at the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 16. Further, no such direction to the Bank has been made to date.

The Bank is also prohibited under Subsection 79(5) of the Bank Act from paying or declaring a dividend in any financial year without the approval of the Superintendent, if, on the day the dividend is declared, the total of all dividends declared by the Bank in that year would exceed the aggregate of the Bank's net income up to that day in that year and of its retained net income for the preceding two financial years. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares Series 16.

Restraints on Bank Shares under the Bank Act

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. By way of summary, no person, or persons acting jointly or in concert, shall be a major shareholder of a bank if the bank has equity of $5 billion or more. While the equity of the Bank is less than $5 billion and the Bank Act would otherwise permit a person to own up to 65% of any class of shares of the Bank, the Bank is deemed to be a bank to which the ownership restrictions for banks with equity of $5 billion or more apply until the Minister of Finance (Canada) specifies, on application by the Bank, that these restrictions no longer apply to the Bank.

A person is a major shareholder of a bank where (i) the aggregate of the shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of the shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares. No person, or persons acting jointly or in concert, shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives Ministerial approval. For purposes of the Bank Act, a person has a significant interest in a class of shares of a bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person (as contemplated by the Bank Act) exceeds 10% of all of the outstanding shares of that class of shares of such bank.

The Bank Act also prohibits the registration of a transfer or issue of any shares of the bank to Her Majesty in Right of Canada or of a province or any agent or agency of Her Majesty in either of those rights, or to the government of a foreign country or any political subdivision, agent or agency of any of them.

Purchasers of the Preferred Shares Series 16 may be required to furnish declarations relative to ownership in a form prescribed by the Bank.

Common Shares

The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Bank except where only the holders of a specified class of shares are entitled to vote.

After the payment to the holders of the First Preferred Shares of the amount or amounts to which they may be entitled, the holders of the Common Shares are entitled to receive the remaining property of the Bank upon dissolution.

Canadian Federal Income Tax Considerations

In the opinion of McCarthy Tétrault LLP, counsel to the Bank and Ogilvy Renault LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Preferred Shares Series 16 acquired pursuant to this prospectus who, within the meaning of the Tax Act, is resident in Canada, deals at arm's length and is not affiliated with the Bank, holds the Preferred Shares Series 16 as capital property and is not exempt from tax under Part I of the Tax Act. This summary does not take into account the "mark-to-market" rules contained in the Tax Act which apply to certain financial institutions. Furthermore, the summary does not apply to a "specified financial institution" (as defined in the Tax Act) that receives (or is deemed to receive), either alone or together with persons with whom it does not deal at arm's length, in the aggregate dividends in respect of more than 10% of the Preferred Shares Series 16 outstanding at the time a dividend is received.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Consequently, investors are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposals") and the current administrative practices published by the Canada Revenue Agency. No assurances can be given that the Proposals will become law as proposed or at all. This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations.

Dividends

Dividends (including deemed dividends) received on the Preferred Shares Series 16 by an individual (other than certain trusts) will be included in computing the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends (including deemed dividends) received on the Preferred Shares Series 16 by a corporation will be included in computing income and generally will be deductible in computing the taxable income of the corporation. The Preferred Shares Series 16 will be "taxable preferred shares" as defined in the Tax Act. The terms of the Preferred Shares Series 16 require the Bank to make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends paid (or deemed to be paid) by the Bank on the Preferred Shares Series 16.

A "private corporation", as defined in the Tax Act, or any other corporation controlled whether by reason of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Preferred Shares Series 16 to the extent such dividends are deductible in computing its taxable income.

Dispositions

A holder who disposes of or is deemed to dispose of the Preferred Shares Series 16 (either on redemption of the shares for cash or otherwise, but not on conversion) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the holder thereof. In the case of a holder that is a corporation, partnership or trust, the amount of any capital loss otherwise determined may be reduced by the amount of dividends (including deemed dividends) previously received on the shares to the extent and under the circumstances described in the Tax Act.

Generally, one-half of any such capital gain will be included in computing the holder's income as a taxable capital gain and one-half of any such capital loss may be deducted from the holder's net taxable capital gains in accordance with the rules contained in the Tax Act. Capital gains realized by an individual may give rise to a liability for minimum tax.

Canadian controlled private corporations (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including amounts in respect of net taxable capital gains.

Redemption

If the Bank redeems for cash, cancels or otherwise acquires the Preferred Shares Series 16 other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Bank in excess of the paid-up capital of such shares at such time. The difference between the amount paid by the Bank and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on the disposition of such shares. See "Dispositions" above. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the amount so deemed to be a dividend may be treated as proceeds of disposition and not as a dividend.

Conversion

The conversion of the Preferred Shares Series 16 into New Preferred Shares will be deemed not to be a disposition of property and accordingly will not give rise to any capital gain or capital loss. The cost to an investor of New Preferred Shares received on the conversion will be deemed to be equal to the investor's adjusted cost base of the Preferred Shares Series 16 immediately before the conversion.

Share Capital and Subordinated Indebtedness

Certain selected consolidated financial data set forth below has been derived from the Bank's interim unaudited consolidated financial statements and related notes for the three-month period ended January 31, 2005 or the Bank's audited consolidated financial statements and related notes for the year ended October 31, 2004, as applicable. The following table shows the share capital, subordinated indebtedness, contributed surplus, unrealized foreign currency translation adjustments and retained earnings of the Bank as at the respective dates shown:

	January 31, 2005	October 31, 2004
	(unaudited)	(audited)
	($ millions)	
Subordinated Indebtedness	1,764	1,408
Capital Stock		
Preferred[1]	375	375
Common[2]	1,563	1,545
Contributed Surplus	8	7
Unrealized Foreign Currency Translation Adjustments	4	(10)
Retained Earnings	2,453	2,287

(1) After giving effect to this offering, Capital Stock — Preferred would have amounted to $575 million as at January 31, 2005 and October 31, 2004.

(2) On January 10, 2005, the Bank announced its intention to make a normal course issuer bid on the TSX to buy back up to 8,400,000 Common Shares in total during a maximum period of 12 months commencing January 13, 2005 and ending January 12, 2006. The Bank will determine the actual number of Common Shares that it will purchase as well as the timing of any such purchases. The Bank will pay the market price for the Common Shares at the time of acquisition.

Earnings Coverage

The Bank's dividend requirements on its outstanding First Preferred Shares, after giving effect to the issue of the Preferred Shares Series 16 to be distributed under this short form prospectus, and adjusted to a before-tax equivalent using statutory income tax rates of 33.5% and 34% for the 12 months ended January 31, 2005 and October 31, 2004 respectively, amounted to $48 million for each period. The Bank's interest requirements for the 12 months ended January 31, 2005 and October 31, 2004, after giving effect to the issue and redemption of all subordinated indebtedness up to the date of this prospectus, amounted to $100 million and $99 million, respectively. The Bank's earnings before taxes, minority interest and debentures for the 12 months ended January 31, 2005 and October 31, 2004 were $1,234 million and $1,170 million, respectively, which are 8.35 times and 7.97 times the Bank's aggregate dividend and interest requirements for these periods, respectively.

Ratings

The Preferred Shares Series 16 are provisionally rated Pfd-2n by Dominion Bond Rating Services Limited (''DBRS''). As used by DBRS, ''Pfd-2n'' denotes ''Satisfactory Credit Quality'' and represents the second highest category available from DBRS for preferred shares. A reference to ''high'' or ''low'' reflects the relative strength within the rating category. The reference to ''n'' signifies that the preferred shares are non-cumulative.

The Preferred Shares Series 16 are provisionally rated P-2 (High) by Standard & Poor's (''S&P''), the second highest of five categories of ratings used by S&P on its Canadian preferred share scale. In certain cases, preferred shares may have a ''high'' or ''low'' characterization to reflect an issuer's relative strength within a rating category.

Prospective purchasers of Preferred Shares Series 16 should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings. Neither of the foregoing ratings should be construed as a recommendation to buy, sell or hold the Preferred Shares Series 16. Either of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization.

Plan of Distribution

Under an agreement dated February 28, 2005 (the ''Underwriting Agreement'') between the Bank and National Bank Financial Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., Laurentian Bank Securities Inc. and Trilon Securities Corporation (collectively the ''Underwriters''), the Bank has agreed to sell and the Underwriters, acting as underwriters, have jointly and not solidary agreed to purchase all but no less than all of the Preferred Shares Series 16 on March 15, 2005 or such later date as may be agreed upon, but not later than April 18, 2005, subject to the terms and conditions stated therein, at a price of $25.00 per share, payable in cash to the Bank against delivery of such Preferred Shares Series 16.

The Bank has agreed to pay the Underwriters a fee per Preferred Share Series 16 equal to $0.25 with respect to Preferred Shares Series 16 sold to certain institutions and $0.75 with respect to all other Preferred Shares Series 16. Assuming that no Preferred Shares Series 16 are sold to such institutions, the Underwriters' fee will be $6,000,000. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Preferred Shares Series 16 if any are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Autorité des marchés financiers (Québec) and the Ontario Securities Commission, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase the Preferred Shares Series 16. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administrated by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer when the order was not solicited during the period of distribution. In connection with this offering and subject to the foregoing and to applicable law, the Underwriters may over-allot or effect transactions intended to stabilize or maintain the market price of the Preferred Shares Series 16 at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

National Bank Financial Inc., one of the Underwriters, is an indirect wholly-owned subsidiary of the Bank. As a result, the Bank is a connected or related issuer to National Bank Financial Inc. under applicable legislation. The decision to distribute the Preferred Shares Series 16 and the determination of the terms of the distribution were made through negotiation between the Bank and the Underwriters. CIBC World Markets Inc., an Underwriter, in respect of which the Bank is not a related or connected issuer, has participated in the structuring and pricing of the offering and in the due diligence activities performed by the Underwriters for the offering. National Bank Financial Inc. will not receive any benefit in connection with this offering other than a portion of the Underwriters' fee payable by the Bank.

Use of Proceeds

The net proceeds to the Bank from the sale of the Preferred Shares Series 16 offered hereby, after deducting estimated expenses of the issue and the Underwriters' commission (assuming no Preferred Shares Series 16 are sold to certain institutions), will amount to approximately $193,600,000. Such proceeds will be used for general banking purposes. The purpose of this issue is to enlarge the Bank's Tier 1 capital base.

Risk Factors

An investment in Preferred Shares Series 16 of the Bank is subject to certain risks. The value of Preferred Shares Series 16 will be affected by the general creditworthiness of the Bank. The section entitled ''Management's Discussion and Analysis'' contained in the Bank's Annual Report for the year ended October 31, 2004, is incorporated by reference in the prospectus. This analysis discusses, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Preferred Shares Series 16 may affect the market value of the Preferred Shares Series 16. In addition, real or anticipated changes in credit ratings can affect the cost at which the

Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

Increases in interest rates will affect the market value of the Preferred Shares Series 16.

See "Earnings Coverage" and "Share Capital and Subordinated Indebtedness", which are relevant to an assessment of the risk that the Bank will be unable to pay dividends on the Preferred Shares Series 16. The Preferred Shares Series 16 are equity capital of the Bank which rank equally with other First Preferred Shares of the Bank in the event of an insolvency or winding-up of the Bank. If the Bank becomes insolvent or is wound-up, the Bank's assets must be used to pay deposit liabilities and other debt, including subordinated debt, before payments may be made on Preferred Shares Series 16 and other preferred shares.

Prevailing yields on similar securities will affect the market value of Preferred Shares Series 16. Assuming all other factors remain unchanged, the market value of the Preferred Shares Series 16 will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Legal Matters

Legal matters in connection with the issue and sale of the Preferred Shares Series 16 will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and, on behalf of the Underwriters, by Ogilvy Renault LLP.

As of February 25, 2005, the partners and associates of each of McCarthy Tétrault LLP and Ogilvy Renault LLP, as a group, beneficially own, directly or indirectly, less than one percent of any securities of the Bank, or its affiliates or associates.

Transfer Agent and Registrar

National Bank Trust Inc. at its principal transfer offices in Halifax, St. John, Montréal, Toronto, Winnipeg, Regina, Calgary and Vancouver will be the transfer agent and registrar for the Preferred Shares Series 16. The Preferred Shares Series 16 will be issued in book entry only form through CDS. Subject to the CDS procedures, registration and transfers of the Preferred Shares Series 16 may be effected at such principal offices of National Bank Trust Inc.

Statutory Rights of Withdrawal and Rescission

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt, or deemed receipt, of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limited prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Certificate of the Bank

Dated: February 28, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and
Chief Executive Officer

(Signed) LOUIS VACHON
Chairman, National Bank Financial Group
and Natcan Investment Management Inc. and
Senior Vice-President
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) JEAN DOUVILLE
Director

(Signed) PIERRE BOURGIE
Director

Certificate of the Underwriters

Dated: February 28, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) PAUL ST-MICHEL

CIBC WORLD MARKETS INC.

By: (Signed) CHARLES ST-GERMAIN

RBC DOMINION SECURITIES INC.

By: (Signed) BARRY NOWOSELSKI

BMO NESBITT BURNS INC.

By: (Signed) PIERRE-OLIVIER PERRAS

SCOTIA CAPITAL INC.

By: (Signed) MARY ROBERTSON

TD SECURITIES INC.

By: (Signed) MARC FORTIN

HSBC Securities (Canada) Inc.

By: (Signed) CATHERINE J. CODE

MERRILL LYNCH CANADA INC.

By: (Signed) ERIC MICHAUD

LAURENTIAN BANK SECURITIES INC.

By: (Signed) MICHEL RICHARD

TRILON SECURITIES CORPORATION

By: (Signed) TREVOR D. KERR

Auditors' Consent-2004

We have read the preliminary short form prospectus dated February 28, 2005 relating to the offering of $200,000,000 of Non-Cumulative First Preferred Shares Series 16 of National Bank of Canada (the ''Bank''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheet as at October 31, 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. Our report is dated December 2, 2004.

(Signed) ''Samson Bélair / Deloitte & Touche s.e.n.c.r.l.''
Chartered Accountants

Montréal, Canada
February 28, 2005

Auditors' Consent-2003

We have read the preliminary short form prospectus dated February 28, 2005 relating to the offering of $200,000,000 of Non-Cumulative First Preferred Shares Series 16 of National Bank of Canada (the ''Bank''). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheet as at October 31, 2003 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. Our report is dated November 28, 2003.

(signed) ''Samson Bélair / Deloitte & Touche s.e.n.c.r.l.''
Chartered Accountants
Montréal, Canada
February 28, 2005

(signed) ''PricewaterhouseCoopers LLP''
Chartered Accountants
Montréal, Canada
February 28, 2005


NATIONAL BANK OF CANADA

File No. 82-3764



Revised Annual Information Form

This Revised Annual Information Form is filed on February 28, 2005 . It contains only one amendment to the Annual Information Form dated January 18, 2005: please see the section under the heading " Directors and Executive Officers - Cease trade orders and Bankruptcies" at page 6.



DISTRIBUTION NOTICE OF THIS ANNUAL INFORMATION FORM

This Annual Information Form must be accompanied by copies of all documents incorporated therein by reference when it is provided to security holders or other interested parties.

Portions of the Annual Information Form are presented in the following documents and are incorporated herein by reference:

- the annual report to shareholders (the "Annual Report") including Management's Discussion and Analysis for the fiscal year ended October 31, 2004; and
- the Management Proxy Circular dated as at December 29, 2004 ("Circular").

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, National Bank of Canada (the "Bank") makes written and oral forward-looking statements, included in this Annual Information Form, as well as in the Annual Report and in Management's Discussion and Analysis to which it refers. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act* of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

TABLE OF CONTENTS AND LIST OF INFORMATION INCORPORATED BY REFERENCE

TABLE OF CONTENTS AND LIST OF INFORMATION INCORPORATED BY REFERENCE (cont.)

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Bank is a chartered bank governed by the *Bank Act* (Canada). The Bank's roots date back to 1859 with the founding of *Banque Nationale* in Quebec City. The Bank's current charter is the result of a series of amalgamations, first with *Banque d'Hochelaga* in 1924 to form Bank Canadian National, which then merged with The Provincial Bank in 1979 to form National Bank of Canada. In 1985, National Bank of Canada acquired The Mercantile Bank of Canada. The head office of the Bank is located at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada, H3B 4L2.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

Fiscal 2001-2002: The Bank strengthened its position in potentially lucrative markets through major partnership agreements and acquisitions, particularly that of Altamira, a Canadian mutual fund manager and distributor. In addition, the Bank significantly improved the quality of its lending portfolio as evidenced by the level of gross private impaired loans outstanding, which amounted to $479 million as at October 31, 2002 compared to $932 million as at October 31, 2001.

Fiscal 2002-2003: The Bank pursued its strategy to be a super-regional bank in Quebec while being highly selective in choosing its activities outside its core market. It executed this strategy with determination, diligence and discipline as evidenced by the record net income of $624 million for fiscal 2002-2003. The Bank achieved all its financial objectives and even surpassed several. Moreover, shareholders enjoyed an excellent return on their investment, with total shareholder return reaching 43% for the year ended October 31, 2003.

Fiscal 2003-2004: The Bank posted record net income of $725 million for fiscal 2003-2004. In addition, return on common shareholders' equity was 18.8% compared to 16.5% in 2003. Each segment contributed to the Bank's results in fiscal 2003-2004. The increase in the volume of consumer loans for the Retail and Commercial segment was mainly attributable to the contribution of partnerships. With regard to Wealth Management, stock market transactions grew, as did sales of mutual funds and Private Investment Management products. For the Financial Markets segment, revenues from Corporate and Investment Banking and gains on securities largely offset trading activities, demonstrating the soundness of the diversification strategy. Lastly, credit quality remained excellent, as reflected by the reduction in credit losses and impaired loans.

DESCRIPTION OF BUSINESS

EFFECTS OF ENVIRONMENTAL PROTECTION REQUIREMENTS

In order to minimize environmental risk, several years ago the Bank implemented a procedure setting out its environmental responsibilities when granting credit and taking possession of assets. To date, the risks involved have not had a material impact on the Bank's operations.

STRUCTURE OF SHARE CAPITAL AND MARKET FOR SECURITIES

Structure of Share Capital
The Bank's share capital consists of common shares and two series of First Preferred Shares, Series 13 and 15.

Stock exchange listings
The common shares of the Bank as well as the First Preferred Shares, Series 13 and 15 and the notes described below are listed on the Toronto Stock Exchange (the "TSX").

Issue or Class	Ticker Symbol	Newspaper Abbreviation
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 13	NA.PR.J	Nat Bk s13 or Natl Bk s13
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Notes		
Nikkei 225 (2009)	NA.NT.J	
Nikkei 225 (2007)	NA.NT.K	

Common Shares
Holders of common shares of the Bank are entitled to one vote per share. They are entitled to receive dividends, in such amounts and payable at such times as the directors determine. In the event of the liquidation, dissolution or winding-up of the Bank, after payment to the holders of First Preferred Shares of the amounts described in paragraph 3 under "First Preferred Shares" below, the remaining property of the Bank will be distributed equally and rateably among the holders of common shares.

First Preferred Shares
The First Preferred Shares, as a class, carry and are subject to the rights, privileges, restrictions and conditions set out below:

1. Issuance in Series
   The First Preferred Shares may be issued in series. The directors may, by resolution, fix the number of shares in, and determine the respective designations, rights, privileges, restrictions and conditions of each series of First Preferred Shares, including the terms and conditions of redemption, purchase or conversion and sinking fund or purchase fund provisions.

2. Dividends
   The holders of First Preferred Shares are entitled to receive dividends in such amounts and payable at such times as the directors determine. In respect of dividends, the holders of any series of First Preferred Shares have priority over the holders of common shares or any other class of shares of the Bank ranking junior to the First Preferred Shares. The holders of any series of First Preferred Shares are not entitled to any dividends other than those expressly provided for in the rights, privileges, restrictions and conditions attached to such series of First Preferred Shares.

3. Liquidation, Dissolution or Winding-Up
   In the event of the liquidation, dissolution or winding-up of the Bank, before any amount is paid for any property distributed to the holders of common shares or shares of any other class of shares ranking junior to the First Preferred Shares, the holders of each series of First Preferred Shares are entitled to receive (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) in the case of cumulative First Preferred Shares, all cumulative accrued and unpaid dividends, and in the case of non-cumulative First Preferred Shares, all non-cumulative dividends declared and remaining unpaid on and including the date of distribution. After payment to the holders of the First Preferred Shares of the amounts so payable to them, they may not participate in any further distribution of the property or assets of the Bank.

4. Voting Rights
 The holders of First Preferred Shares do not, as such, have any voting rights for the election of directors of the Bank or for any other purpose.

Each series of First Preferred Shares has its own set of terms and conditions.

Series 13 (Series J) (NA.PR.J)
The First Preferred Shares, Series 13, are redeemable in cash at the Bank's option, subject to obtaining the consent of the Superintendent of Financial Institutions (Canada) and upon notice of not more than 60 and not less than 30 days, (i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (the "conversion date"), in whole at any time or in part from time to time, at a price of $25 per share, plus all declared and unpaid dividends at the date fixed for redemption and, (ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; holders of First Preferred Shares, Series 13 are entitled to receive non-cumulative preferential dividends, payable quarterly in an amount of $0.40 per share for the first five years and variable thereafter.

They are convertible at the holder's option on August 15, 2005, or a subsequent conversion date, into fully paid First Preferred Shares, Series 14.

Series 15 (Series K) (NA.PR.K)
Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 15 on or after May 15, 2008, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed prior to May 15, 2009, at $25.75 per share if they are redeemed during the 12 months prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12 months prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12 months prior to May 15, 2012, and at $25.00 per share if they are redeemed on or after May 15, 2012, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

The holders of First Preferred Shares, Series 15 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors of the Bank (the "Board"), on the 15th day of February, May, August and November of each year, at a quarterly rate equal to $0.365625 per share. The first of such dividends was paid on May 15, 2003. It was $0.416712 per share, based on the closing date of January 31, 2003.

Description of notes listed on the Toronto Stock Exchange

Nikkei 225 Protected Index Notes Due 2009 (NA.NT.J)
The Nikkei 225 Protected Index Notes (the "Notes") will mature on April 30, 2009 ("Maturity"). As at January 18, 2005, 1,300,000 Notes were issued at a price of $10 per Note. The Notes may not be called for redemption by the Bank prior to Maturity. At Maturity, each holder of Notes will receive in respect of each Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to the date of Maturity (rounded down to the nearest cent). No interest will be paid on the Notes, if any, except at Maturity.

Nikkei 225 Protected Index Notes Due 2007 (NA.NT.K)
The Nikkei 225 Protected Index Notes (the "Notes") will mature on March 30, 2007 ("Maturity"). As at January 18, 2005, 1,000,000 Notes were issued at a price of $10 per Note. The Notes may not be called for redemption by the Bank prior to maturity. At Maturity, each holder of Notes will receive in respect of each Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to the date of Maturity (rounded down to the nearest cent). No interest will be paid on the Notes, if any, except at Maturity.

Monthly prices of securities traded on stock exchanges during the fiscal year ended October 31, 2004

Common Shares (NA)

Date	High ($)	Low ($)	Volume
2004/10	48.78	43.65	7,902,487
2004/09	44.02	42.31	11,143,587
2004/08	45.20	42.82	5,701,403
2004/07	45.09	42.52	7,094,219
2004/06	44.84	42.65	8,474,074
2004/05	45.50	42.21	10,491,247
2004/04	47.99	42.72	9,173,737
2004/03	46.71	44.59	11,296,031
2004/02	45.87	43.40	14,264,231
2004/01	45.30	42.41	12,965,044
2003/12	43.48	40.40	12,645,238
2003/11	42.49	40.03	11,879,657

First Preferred Shares, Series 13 (NA.PR.J)

Date	High ($)	Low ($)	Volume
2004/10	26.45	25.55	165,496
2004/09	26.70	25.75	34,001
2004/08	26.61	26.25	70,153
2004/07	26.74	26.40	54,156
2004/06	26.69	26.51	387,360
2004/05	26.78	26.28	143,019
2004/04	27.20	26.25	378,620
2004/03	27.35	26.76	125,920
2004/02	27.35	27.01	507,420
2004/01	27.47	26.87	157,905
2003/12	27.33	26.96	18,435
2003/11	27.11	26.70	113,535

First Preferred Shares, Series 15 (NA.PR.K)

Date	High ($)	Low ($)	Volume
2004/10	27.00	26.18	110,596
2004/09	26.83	26.17	111,804
2004/08	26.85	26.30	126,850
2004/07	26.70	25.50	93,422
2004/06	26.00	25.50	507,189
2004/05	26.15	25.03	320,353
2004/04	27.87	25.25	659,115
2004/03	27.95	27.36	590,974
2004/02	27.85	27.10	118,486
2004/01	27.33	26.65	107,244
2003/12	27.49	26.41	92,832
2003/11	26.97	26.47	86,255

NIKKEI 225 NOTE (2009) (NA.NT.J)

Date	High ($)	Low ($)	Volume
2004/10	8.38	8.31	2,100
2004/09	8.35	8.15	6,946
2004/08	8.25	8.25	1,300

NIKKEI 225 NOTE (2007) (NA.NT.K)

Date	High ($)	Low ($)	Volume
2004/10	9.26	9.15	3,700
2004/09	9.20	9.05	19,400
2004/08	9.16	9.16	500

Deposit and Debenture Ratings

The table below provides the credit ratings assigned to the Bank's securities by rating agencies.

1. Moody's	National Bank of Canada
Short-Term	P-1
LT Bank Deposits	A1
LT Debt Senior	A1
LT Debt Subordinated	A2
Issuer Rating	A1
Financial Strength	B-

2. Standard & Poor's	
Short-Term Counterparty	A-1
Long-Term Counterparty	A
Senior Unsecured Debt	A
Subordinated Debt	A-
Commercial Paper (Canadian scale)	A-1 (Mid)
Commercial Paper (Global scale)	A-1
Preferred Stock (Canadian scale)	P-2 (High)
Preferred Stock (Global scale)	BBB+

3. DBRS	
Short-Term Instruments	R-1 (Low)
Deposits & Senior Debt	A
Subordinated Debt	A (Low)
Cumulative Preferred Shares	Pfd-2
Non-Cumulative Preferred Shares	Pfd-2n

4. FitchIBCA	
Short-Term	F1
Long-Term	A+
Individual	B
Support	2

The ratings should not be construed as a recommendation to buy, sell or hold Bank securities. Ratings may be revised or withdrawn at any time by the rating agencies.

A definition of the categories of each rating as at October 31, 2004 has been obtained from the respective rating organization's website and is outlined in Appendix A.

Number of Shareholders
As at October 31, 2004, there were 26,961 registered holders of common shares listed with the Registrar.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS
Since November 1, 1999, the directors whose names appear on page 134 of the Annual Report have held the principal functions described in the "Election of Directors" section of the Circular and in the Management Proxy Circular dated January 22, 2004.

EXECUTIVE OFFICERS
Since November 1, 1999, the officers mentioned on pages 137 and 138 of the Annual Report have held various management, executive or senior executive positions at the Bank, with the exception of the following:

Guy Benoît:	from 1998 to 2003, Vice-President - Central District, TD Bank Financial Group
Jean Blouin:	from 1998 to 2000, Manager - Investment and Interest Rate Department, *Fédération des caisses Desjardins du Québec*
Jean-François Bureau:	from 1996 to 2001, Vice-President - Corporate Finance, Le Groupe Vidéotron Ltée; from 2001 to 2002, Vice-President - Mezzanine Loans and Investments, EdgeStone Capital Partners; from 2002-2003, Senior Vice-President and Chief Financial Officer, Cable Satisfaction International Inc.
Linda Caty:	from 1998 to 2003, Vice-President and Corporate Secretary, National Bank of Canada; from 2003 to 2004, Corporate Secretary, BCE Inc.
René Collette:	from 1994 to 2000, Account Manager, New Brunswick, Royal Bank of Canada
Éric Girard:	from 1998 to 2000, Chief Trader, Financial Engineering Group, National Bank Financial
Marc Godin:	from 1997 to 2000, Chief Financial Officer, Western Europe, Telesystem Ltd.; from 2000 to 2001, Partner, IUGO Venture Inc.; and from 2001 to 2003, President, Marc Godin & Associés Inc.
Jacynthe Hotte:	from 1997 to 2002, Assistant Vice-President - Corporate Banking, National Bank of Canada; in 2002, Managing Director, Bank Financing, National Bank Financial
Lynn Jeanniot:	from 1998 to 2002, Executive Director, Institute of Canadian Bankers
Alice Keung:	from 1999 to 2000, Senior Director - Commercial Business Units, Information Technology, Air Canada; and from 2000 to 2003, Vice-President - Information Technology and Chief Information Officer, Air Canada
Olivier H. Lecat:	from 1997 to 2001, Vice-President - Corporate and Investment Banking, Internal Audit Services, Royal Bank
Benoit Marcotte:	from 1994 to 2003, Senior Vice-President - Sales Management and Network Administration, National Bank Financial
Jacques Naud:	from 1996 to 2000, Regional Manager, Bank of Montreal
Luc Papineau:	from 1998 to 2001, Vice-President and Branch Manager, Merrill Lynch Canada Inc.
Ricardo Pascoe:	from 1996 to 2000, Managing Partner, Veritas Capital Management LLC, Greenwich, CT; from 2000 to 2002, Executive General Manager - Americas, Commerzbank Capital Markets Corp., New York and Global Head of Fixed Income Trading and Global Head of Alternative Investment Strategies, Commerzbank Securities; and from 2002 to 2003, Global Head of Markets, Commerzbank Securities, London, England
Greg A. Reed:	from 1997 to 2002, Director, McKinsey & Company; and from 2002 to 2003, Senior Director, McKinsey & Company
Chantale Reid:	from 1998 to 2001, MBA student and self-employed consultant; and from 2001 to 2002, Vice-President - Operations, MédiSolution Ltée
Kevin Smith:	from 1997 to 2001, Vice-President - Human Resources, GATX Rail Canada; and from 2001 to 2004, Manager - Employee Relations, Air Canada

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

The Directors and Executive Officers of the Bank as a group beneficially own less than 1% of the outstanding common shares of the Bank.

CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the Bank, no officer mentioned on pages 137 and 138 of the Annual Report of the Bank and no director mentioned on page 134 of the Annual Report of the Bank has been, in the 10 years prior to the date of this Annual Information Form, a director or an officer of any other company, that while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied it access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director or officer, except for:

- Marcel Dutil, a director of the Bank, who was on the board of directors of Total Containment Inc. when it was placed under the protection of Chapter 11 of the *United States Bankruptcy Code* on March 4, 2004;
- E.A. (Dee) Parkinson-Marcoux, a director of the Bank until December 17, 2004, who was on the board of Southern Pacific Petroleum when it was placed in receivership in December 2003; and
- Paul Gobeil, a director of the Bank, was on the board of directors of BridgePoint International Inc. and of its wholly owned subsidiary, BridgePoint International (Canada) inc. until November 12, 2001. BridgePoint International (Canada) inc. made a proposal to its creditors on January 25, 2002 and BridgePoint International Inc. was advised by the Toronto Stock Exchange on January 31, 2002 that trading on its shares was suspended.

TRANSFER AGENT AND REGISTRAR

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec, Canada H3B 2G7
Telephone: 1-800-341-1419
(514) 871-7171
Fax: (514) 871-7442

For any correspondence:

National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec, Canada H3B 9Z9

INTEREST OF EXPERTS

Samson Bélair/Deloitte & Touche, S.E.N.C.R.L. are the auditors who prepared the Auditors' Report and the report on Canadian generally accepted audit standards.

BOARD OF DIRECTORS AND ITS COMMITTEES

The main duty of the Board is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. To do so, it is assisted by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

A summary of the mandate of the Board and its three committees is included in the Circular in the "Corporate Governance" section. In addition, the mandates of the Board and of the Audit and Risk Management Committee are reproduced below in their entirety. These mandates may be amended from time to time without prior notice. Consequently, we invite you to contact the Corporate Secretary's Office of the Bank at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2 in order to obtain the most recent version of these mandates.

The composition of the Audit and Risk Management Committee, the description of the financial expertise of its members and a summary of the policies and procedures for awarding contracts for non-audit services offered by the external auditors are presented in the "Corporate Governance" section of the Circular. Moreover, the breakdown of the fees by category for the services offered by the external auditors is presented under the "Auditor Fees" section of the Circular.

Mandate of the Board

"*1. Composition and Characteristics of the Board*

1.1 The Board of Directors is composed of directors who possess extensive complementary knowledge, competencies and skills, as well as relevant expertise enabling them to make an active, informed and profitable contribution to the management of the Bank, the conduct of its business and the orientation of its development.

1.2 Directors have the necessary time and interest to perform their duties effectively.

1.3 Directors act with integrity and exercise impartial judgment in performing their duties and fulfilling their responsibilities. Directors are bound by the provisions of the Code of Professional Conduct and other rules of ethics applicable to directors, officers and employees of the Bank and its subsidiaries.

2. Independence of the Board

2.1 A majority of the members of the Board are directors who are not persons affiliated with the Bank, within the meaning of the *Bank Act* (hereinafter the "Act") and are "unrelated directors" within the meaning of the applicable guidelines of the TSX.

2.2 The Board, either directly or through one of its committees, adopts structures and procedures to ensure the Board functions independently of management.

2.3 Directors are required to disclose any conflict of interest to the Chairman of the Board or to the Chair of the Conduct Review and Corporate Governance Committee.

3. Duties and Responsibilities

The Board of Directors oversees the management of the Bank either directly or through its committees. The responsibility of the Board is to safeguard the assets of the Bank, ensure its viability, profitability, sustainability and development, and obtain assurance that a control environment exists. The Board assigns responsibility for managing and directing the operations of the Bank to management. The Board expressly assumes the following functions:

Strategic Planning Process

3.1 Review, discuss and approve periodically the strategic plan through which the Bank establishes its mission, vision, business objectives and strategy, taking into account the opportunities and risks for the Bank, as well as the business plans relating to the main operations of the Bank.

3.2 Review and approve the business plans relating to the Bank's main operations and update them regularly to ensure they remain appropriate and prudent given the Bank's economic and business environment, its resources and its results.

3.3 Review the Bank's actual operating and financial results in relation to projected results based on its business objectives, its strategic plan and its business plans.

3.4 Review and approve operating budgets.

Assessing Risks

3.5 Review and approve the overall risk philosophy and risk tolerance of the Bank, recognize and understand the major risks to which the Bank is exposed and ensure that appropriate systems are set up for effective management of those risks.

3.6 Require that management report on the major risks to which the Bank is exposed, the integrity of procedures and controls to manage those risks and the overall effectiveness of the risk management process.

3.7 Require that management adopt a process aimed at determining the Bank's appropriate level of capital in terms of the risks assumed.

3.8 Discuss and approve all the major policies of the Bank, particularly the rules pertaining to the acceptance, oversight, management and reporting of material risks to which the Bank is exposed as well as changes thereto with respect to risk management.

3.9 Approve the declarations and reports relating to compliance with Canada Deposit Insurance Corporation (CDIC) Standards of Sound Business and Financial Practices or any declaration required by other regulatory authorities.

Description of the Functions of the Chairman of the Board

3.10 Approve the description of the functions of the Chairman of the Board without directors who are members of management and the Chairman of the Board being present.

Succession Planning and Remuneration for Directors

3.11 Approve the appointment of any new nominee for election as director, review and approve directors' remuneration, the form of remuneration, and the allowances given to directors, and take charge of the succession planning process for the Board of Directors.

Assessing the Effectiveness of the Board of Directors

3.12 Assess the effectiveness of the Board and of its committees, based on a process implemented by the Conduct Review and Corporate Governance Committee.

Succession Planning for Senior Management

3.13 Select and evaluate the President and Chief Executive Officer, set his compensation, and ensure succession planning.

3.14 Approve the appointment of qualified and competent members of senior management, set their compensation, ensure their training and development, and plan their succession.

Hiring of Outside Advisors

3.15 The Board of Directors can retain the services of outside advisors, at the Bank's expense.

External Auditors

3.16 Recommend to the shareholders the appointment of the external auditors and approve their remuneration.

Communication and Disclosure

3.17 Approve policies on the communication and disclosure of information to shareholders, investors and the general public.

3.18 Ensure that measures are in place to receive feedback from Bank shareholders.

Integrity and Ethics

3.19 Ensure that the rules of conduct and ethics are maintained, in particular by adopting a code of professional conduct for directors, officers and employees of the Bank and its subsidiaries and ensure that the Bank has an ongoing, appropriate and effective process to guarantee compliance with these rules.

3.20 Require that management set up a compliance program to ensure that the Bank complies with the Act, applicable regulations and any other obligations.

Material Transactions

3.21 Discuss and approve any activity, contract or agreement of any nature whatsoever which is not compatible with the Bank's mission or does not fall within its normal course of business.

3.22 Review and approve policies with respect to major initiatives and activities.

Related Party Transactions

3.23 Approve any related party transaction under section 497 of the Act which would cause the aggregate of loans and guarantees granted by the Bank or its subsidiaries to such related party to exceed 2% of the Bank's regulatory capital.

Governance of Major Subsidiaries

3.24 Discuss and determine the structure and general corporate governance principles applicable to the Bank's major subsidiaries in order to enhance the effectiveness of the oversight carried out by the Bank's Board of Directors.

3.25 Ensure that procedures are in place for communication between the boards and committees of the Bank's main subsidiaries and those of the Bank.

Exclusive Powers

3.26 Approve all matters that the Act assigns exclusively to directors, in particular the approval of dividends and procedures to resolve conflicts of interest.

Residual Powers

3.27 Assume any responsibility not delegated to management.

4. *Board Committees*

Types of Committees

4.1 The Board is responsible for overseeing the management of the Bank and may set up the appropriate committees to assist it in this role.

4.2 The Board may review the types of committees from time to time, appoint members thereto, delegate the appropriate powers thereof and approve the mandate therefor.

Composition

4.3 The Board committees are composed of directors who are not members of management.

4.4 Candidates who have been Board members for at least one year are eligible to sit on a committee, unless otherwise decided by the Board of Directors.

Committee Mandates

4.5 Each Board committee has a mandate describing the role and responsibilities of the committee which is approved by the Board of Directors.

4.6 The mandates define the responsibilities of the committees and determine whether the committees are to make decisions or formulate recommendations to the Board.

Minutes of Committees

4.7 Each Board committee records the minutes of each committee meeting, which are subsequently made available to the Board.

Ad Hoc or Special Committees

4.8 The Board may, from time to time, set up appropriate *ad hoc* committees.

5. *Expectations of the Board Regarding Management*

Duty to Report

5.1 Management is responsible for the day-to-day management of the Bank's operations pursuant to the powers delegated by the Board and in accordance with the laws and regulations applicable to the Bank.

5.2 Management facilitates the Board's oversight role regarding the business operations and internal administration of the Bank by submitting accurate, complete, relevant and timely information and reports to the members of the Board. Management must report to the Board by providing informed opinions regarding, for example, the Bank's main objectives, strategies, plans and policies."

Mandate of the Audit and Risk Management Committee

" *1. Mission*

1.1 The Audit and Risk Management Committee (the "Committee") assists the Board of Directors by:
   a) reviewing financial statements, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness;
   b) acting as intermediary between the Board of Directors and the independent oversight functions (internal and external audit and compliance); and
   c) carrying out a detailed review of risk management and the control methods used therefor.

1.2 The external auditors of the Bank are required to report directly to the Committee and to submit reports to the Board of Directors and to the Committee as representatives of the shareholders.

1.3 The Committee fulfills its responsibilities in place of the Board and the shareholders by assuming the functions set out in section 10 hereof.

2. Composition

2.1 The Committee is composed of no less than three members appointed annually by the Board of Directors from among the directors of the Bank.

2.2 A majority of the members of the Committee are directors who are not persons affiliated with the Bank within the meaning of the *Bank Act* (hereinafter "BA") and all are "unrelated directors" within the meaning of the rules of the Toronto Stock Exchange ("TSX").

2.3 Each of the members of the Committee is "independent" in accordance with Regulation 52-110 Respecting Audit Committees ("52-110").

2.4 No officer or employee of the Bank or of a subsidiary of the Bank may be a member of the Committee.

2.5 Each of the Committee members is "financially literate" within the meaning of 52-110[1], and at least one member has "accounting or related financial expertise" within the meaning of the TSX rules[2].

3. Chair

3.1 The Chair of the Committee is designated by the Board of Directors. If the designated Chair is unable to chair a meeting of the Committee, said Committee selects one of the members of the Committee present to act as Chair for that meeting.

3.2 Any member who has sat on the Committee for two years is eligible to become the Chair, unless otherwise decided by the Board of Directors.

3.3 The term of a Committee member appointed Chair of the Committee may not exceed four years, unless otherwise decided by the Board of Directors.

3.4 The Chair of the Committee may ask the Chairman of the Board to have certain matters for which the Committee is responsible discussed at meetings of the Board of Directors.

4. Secretary

4.1 The Secretary of the Bank, an Assistant Secretary or any other person designated by the Secretary acts as Secretary of the Committee.

5. Meetings and Calling of Meetings

5.1 Meetings of the Committee are held on the date and at the time and place set by the Board of Directors, and the members of the Committee are informed thereof annually and in writing, with no further notice required.

5.2 An unscheduled meeting may be called at any time by the Chair of the Committee, the Chairman of the Board, the President and Chief Executive Officer of the Bank, one of the members of the Committee, the Senior Vice-President - Risk Management, the external auditors as well as the chief internal auditor.
A notice specifying the purpose, place, date and time of each unscheduled meeting shall be sent to each of the Committee members by mail or by any other means of telephonic or electronic communication no less than 24 hours prior to the time and date set for the meeting.

(1) According to 52-110, "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank's financial statements.

(2) According to TSX rules, "accounting or related financial expertise" is the ability to analyze and interpret a full set of financial statements including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

Unscheduled meetings of the Committee may be held without notice, when all the members of the Committee are present or when members who are absent waive in writing the notice of such meeting.

5.3 Meetings of the Committee may be held by telephone or any other means which enables all participants to communicate with each other adequately and simultaneously. Persons participating in a meeting by telephone or by any other means of communication are deemed to have attended that meeting.

5.4 The external auditors are entitled to receive the notices calling meetings of the Committee, to attend the audit and risk management portions thereof and to be heard at such meetings.

5.5 The Committee may call a meeting of the Board of Directors to consider any matters that are of concern to the Committee.

5.6 The Committee members may meet in camera, as needed, under the direction of the Chair of the Committee.

6. *Quorum*

6.1 A majority of the Committee members constitutes a quorum.

6.2 Quorum shall exist for the entire meeting so that the Committee members may legitimately deliberate and make a decision. However, any director who is not present at any particular time during the meeting for the purposes of subsection 203(1) BA (disclosure of interest) shall be considered as attending for the purposes of quorum.

6.3 Subject to sections 6.1 and 6.2 above, the decisions made by the Committee concerning matters submitted for its consideration shall be made by a majority vote of the members present.

7. *Minutes*

7.1 The minutes of each meeting of the Committee are entered by the Secretary in a register specially held for such purpose.

7.2 The minutes of each meeting of the Committee, duly approved by the Committee, are attached to the agenda of a subsequent meeting of the Board of Directors, for information.

7.3 The Chair of the Committee makes an oral report on the deliberations of each meeting at a subsequent meeting of the Board of Directors.

8. *Vacancy*

8.1 A vacancy on the Committee is filled by the Board of Directors as it deems appropriate. Failure to fill a vacancy does not invalidate the decisions of the Committee, provided there is a quorum.

9. *Hiring of Outside Advisors*

9.1 The Committee has the following powers:

a) to engage independent legal counsel or other advisors as it determines necessary to carry out its duties;

b) to set and pay the compensation for any advisors employed by the Committee; and

c) to communicate directly with the internal and external auditors.

10. *Functions and Responsibilities*

The functions of the Committee are as follows:

10.1 Audit

Internal Control

10.1.1 Review, on an annual basis, the mandate of the internal audit function and ensure that it has the necessary resources to fulfill its mandate and the responsibilities established.

10.1.2 Require management to implement and maintain appropriate internal control procedures; review, evaluate and approve those procedures.

10.1.3 Review the effectiveness of the internal control policies and procedures of the Bank with the Senior Vice-President – Internal Audit or any officer or employee of the Bank acting in a similar capacity.

10.1.4 Review the internal auditors' reports on a quarterly or annual basis. Ensure that the necessary measures are taken to follow up the suggestions resulting from such report(s).

10.1.5 Take cognizance of the recommendations of management of the Bank with respect to the appointment or dismissal of the Senior Vice-President – Internal Audit or any officer or employee of the Bank acting in a similar capacity, and make the appropriate recommendations to the Board thereon.

10.1.6 Review and approve the annual internal audit plan and ensure the independence and effectiveness of this function.

10.1.7 Require that the internal audit function be free of all influences that might adversely affect its ability to assume its responsibilities in an objective manner.

10.1.8 Ensure cooperation between the internal and external auditors of the Bank.

10.1.9 Meet with the Senior Vice-President – Internal Audit of the Bank without management being present.

10.1.10 Review any document specified by the Superintendent of Financial Institutions and the recommendations made by regulatory authorities or the internal or external auditors and report thereon to the Board of Directors.

External Auditors

10.1.11 Be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Bank, including the resolution of disagreements between management and the external auditors regarding financial reporting.

10.1.12 Make recommendations to the Board of Directors of the Bank regarding the appointment of external auditors and their remuneration.

10.1.13 Review and discuss the written report prepared by the external auditors detailing all factors that might have an impact on their independence and objectivity; recommend measures to be taken by the Board of Directors to ensure the independence of the external auditors.

10.1.14 Review the nature and scope of the work of the external auditors for the Bank as well as their remuneration.

10.1.15 Meet with the external auditors and management to discuss the annual financial statements, the documents required by the Superintendent or transactions that could adversely affect the financial well-being of the Bank.

10.1.16 Discuss with the external auditors the quality and acceptability of the accounting principles applied in financial reports.

10.1.17 Review the annual management letter on internal control from the external auditors of the Bank and ensure that measures subsequently taken by management are followed up.

10.1.18 Meet regularly with the external auditors of the Bank without management being present.

10.1.19 Assess the overall performance of the external auditors, including all audit and non-audit services, and analyze the impact of such services on the independence of the auditors.

10.1.20 Pre-approve all non-audit services to be provided to the Bank or its subsidiary entities by the external auditors, unless it has adopted specific policies and procedures to retain non-audit services and the following conditions have been met:

a) the policies and procedures for pre-approval are detailed as to the targeted services;
b) the Committee is informed of each non-audit service; and
c) the procedures do not involve the delegation to management of Committee responsibilities.

10.1.21 Review and approve the hiring policies of the Bank with regard to partners, employees and former partners and employees of the present and former external auditors of the Bank.

Financial Reporting and Analysis

10.1.22 Review, on an annual basis, the mandate of the financial analysis function and ensure that it has the resources needed to carry out its mandate and the responsibilities established.

10.1.23 Review the quarterly and annual consolidated financial statements of the Bank, the corresponding Management's Discussion and Analysis and relevant news releases, and recommend approval thereof to the Board of Directors of the Bank prior to their publication. Review the unaudited financial statements of certain subsidiaries.

10.1.24 Review all investments and transactions that could adversely affect the financial well-being of the Bank, particularly when brought to its attention by the external auditors or management.

10.1.25 Review and recommend to the Board of Directors the approval of information documents containing earnings guidance or audited or unaudited financial information, notably the annual information form and news releases for the publication of quarterly and annual consolidated financial statements of the Bank.

10.1.26 Periodically ensure that adequate procedures are in place for the review of the Bank's public disclosure of financial information.

10.1.27 Obtain from management information about material changes introduced by organizations such as stock exchanges or the Canadian Securities Administrators and changes made to accounting principles and standards which could have an impact on the preparation and/or disclosure of the financial statements of the Bank and its subsidiaries and inform the Board of Directors accordingly, if applicable.

10.1.28 Review management's report on any dispute, notice of assessment or any other claim of a similar nature which could have a material impact on the financial position of the Bank and ensure that such material claims are properly disclosed in the financial statements.

10.1.29 Meet with representatives of the Office of the Superintendent of Financial Institutions at the request of that organization and report to the Board of Directors.

10.1.30 Take cognizance of the minutes of the meetings of the Audit Committee of National Bank Financial Inc. and, if necessary, of any other Bank subsidiary with an audit committee.

Corporate Compliance

10.1.31 Review, on an annual basis, the mandate of the corporate compliance function and ensure that it has the resources needed to carry out its mandate and the responsibilities established.

10.1.32 Review management's annual report on the Bank's level of compliance with the BA, applicable regulations and any other obligations, and recommend approval thereof to the Board.

10.1.33 Review the annual report of the corporate compliance function on compliance at the Bank's subsidiaries.

10.2 Risk Management

10.2.1 Review, on an annual basis, the mandate of the risk management function and ensure that it has the resources needed to carry out its mandate and the responsibilities established.

10.2.2 Review the declarations and reports regarding compliance with the CDIC Standards of Sound Business and Financial Practices or any other declaration required by other regulatory authorities and recommend the approval thereof to the Board of Directors.

10.2.3 Require management to report to the Committee on the existence of a control environment[3] at the Bank that supports appropriate, effective and prudent management of its operations and of the risks to which it is exposed and that contributes to the achievement of its business objectives. Report thereon to the Board of Directors.

10.2.4 Require management to report to the Committee on the fact that the Bank is "in control," namely, that its operations are managed in accordance with strategic, risk, capital, liquidity and funding management processes; that such processes are carried out in a control environment; that major problems are identified; and that the Bank takes timely action to address them. Report thereon to the Board of Directors.

Risk Management

10.2.5 Identify the material risks to which the Bank is exposed.

10.2.6 Ensure that the risk management function has sufficient independence, status and visibility, and that it is reviewed periodically.

10.2.7 Review and recommend to the Board of Directors the adoption of policies for managing material risks, notably policies related to credit risk, market risk, structural risk, fiduciary risk and operational risk including outsourcing risk, and ensure that they are implemented. Review these policies at least once a year.

10.2.8 Require management to report to the Committee on the existence at the Bank of a process for proactively detecting, assessing and managing material risks and on compliance with policies and control measures. Report thereon to the Board of Directors.

Capital, Liquidity and Funding Management

10.2.9 Identify the Bank's capital, liquidity and funding needs.

10.2.10 Review and recommend to the Board of Directors the adoption of liquidity and funding management and capital management policies. Review these policies at least once a year.

10.2.11 Require management to report to the Committee on the existence at the Bank of capital, liquidity and funding management processes and on compliance with policies and control measures. Report thereon to the Board of Directors.

Credit

10.2.12 Subject to subsection 10.2.14 below, approve the credits of clients, by borrower and by group of borrowers, which exceed the powers delegated to Bank officers and which are defined in the credit risk management policies of the Bank.

10.2.13 Review and recommend to the Board of Directors, subject to the provisions set out in section 497 BA[4], any transaction between the Bank and a related party as defined in the BA, except transactions of nominal or immaterial value, personal loans, mortgage loans, lines of credit and financial services granted to officers, as set out in the *Conditions of loans and financial services applicable to transactions with senior officers and their related parties* which forms an integral part of the *Policy Governing the Management and Monitoring of National Bank of Canada Related Party Transactions*.

(3) **Control environment:** The environment that results from the following factors: approach to governance, management style, organizational structure, resource commitments, communication style, procedures and controls and the level of adherence thereto, the conduct of personnel, and human resource policies and practices.

(4) Any transaction with a related party must be approved by the Board of Directors if such transaction results in increasing the aggregate loan and guarantees granted by the Bank or its subsidiaries to a related party to more than 2% of the regulatory capital of the Bank.

10.2.14 Review changes in impaired loans, ensure that they are monitored and approve the taking of provisions for any impaired loans, according to the rules established in the Credit Risk Management Policy of the Bank.

10.2.15 Approve the uncommitted credit facilities of financial institutions, governments, corporations and other similar Canadian or foreign borrowers, arranged by the Bank for internal control, which exceed the loaning limits of Bank officers.

10.2.16 Receive reports analyzing the economic situation of a given sector of activity in which the Bank has a certain exposure and review portfolio limits in this sector of activity on the basis of management's recommendations.

10.2.17 Receive and examine the quarterly reports of the Bank on loan losses and non-performing loans.

10.3 Varia

10.3.1 Establish a policy and procedures for (i) the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters.

10.3.2 Act as an audit and risk management committee for Natcan Trust Company or, if necessary, for any other subsidiary of the Bank where allowed under its incorporating act, and exercise all the duties incumbent upon such committee in accordance with the *Trust and Loan Companies Act* or any other applicable legislative or regulatory provision.

10.3.3 Exercise any other duty assigned to it by the Board of Directors and submit to it the recommendations it deems appropriate with respect to matters which fall within its purview."

ADDITIONAL INFORMATION

Additional information on the Bank is available on its website at www.nbc.ca and on the SEDAR website at www.sedar.com. Financial information on the Bank appears in the consolidated financial statements and in Management's Discussion and Analysis for the most recently completed fiscal year.

The Bank undertakes to provide to any person, upon request, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated statements for the fiscal year ended October 31, 2004 together with the accompanying auditors' report, a copy of any subsequent quarterly report, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of directors, and a copy of any document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular dated December 29, 2004 enclosed with the Notice of the Annual Meeting of Shareholders dated January 13, 2005 for the meeting scheduled for March 2, 2005 contains additional information such as the remuneration and indebtedness of directors and executive officers, the principal holders of Bank shares and stock options. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

APPENDIX A – RATING DEFINITIONS

1. Moody's

Short Term – P-1
Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

LT Debt Senior – A1
A1 debts are judged to be of high quality by all standards.

LT Debt Subordinated – A2
Banks rated A possess exceptional intrinsic financial strength. Typically, they will be major institutions with highly valuable and defensible business franchises, strong financial fundamentals, and a very attractive and stable operating environment.

LT Bank Deposits – Rating A1
Banks rated A for deposits offer good credit quality. However, elements may be present that suggest a susceptibility to impairment over the long term.

Financial Strength – Rating B-
Banks rated B possess strong intrinsic financial strength. Typically, they will be institutions with valuable and defensible business franchises, good financial fundamentals, and a predictable and stable operating environment.

A "–" modifier will be appended to ratings above the "E" category to distinguish those banks that fall in intermediate categories.

Issuer Ratings A1
Determines the ability of the Bank to honour senior unsecured financial obligations and contracts. Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

2. Standard & Poor's

A and A-
An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

P-2 (High) corresponds to BBB+
An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

A-1
A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong.

Plus (+) or minus (-)
The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A-1 (Mid)
Short-term obligations rated "A-1 (Mid)" reflect a strong capacity for the obligor to meet its financial commitment on the obligation. Obligations rated "A-1 (Mid)" on the Canadian commercial paper rating scale would qualify for a rating of "A-1" on Standard & Poor's global short-term rating scale.

3. DBRS

R-1 (Low)
The DBRS short-term debt rating is meant to give an indication of the risk that a borrower will not fulfill its near-term obligations in a timely manner. Every DBRS rating is based on quantitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high," "middle" and "low."

Short term rated R-1 (Low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in the industry.

A and A (Low)
The DBRS long-term rating scales meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The AAA and D categories do not utilize "high," "middle" and "low" as different grades.

Long-term rated A is satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While "A" is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Pfd-2 and Pfd-2n
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

Preferred shares rated Pfd-2 are satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category.

The "n" designation will be attached to all ratings for securities that are non-cumulative. DBRS believes that the risk added under the non-cumulative covenant is a market risk and not a credit risk. This supports the DBRS view that ratings on equally ranking cumulative and non-cumulative securities should be the same, with the "n" used to alert subscribers to the additional potential for missed dividend payments that exist with non-cumulative issues, if default should occur.

4. Fitch

Short term

A short term rating has a time horizon of less than 12 months for most obligations or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet commitments in a timely manner. International credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments.

Short term F1

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments.

Long term

International credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments.

A

High credit quality. "A" rating denotes a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Individual

Individual ratings are assigned only to banks. These ratings, which are internationally comparable, attempt to assess how a bank would be viewed if it were entirely independent and could not rely on external support. These ratings are designed to assess a bank's exposure to, appetite for, and management of risk, and thus represent our view on the likelihood that it would run into significant difficulties such that it would require support.

The principal factors we analyze to evaluate the bank and determine these ratings include profitability and balance sheet integrity (including capitalization), franchise, management, operating environment, and prospects. Finally, consistency is an important consideration, as is a bank's size (in terms of equity capital) and diversification (in terms of involvement in a variety of activities in different economic and geographical sectors).

B

The "B" rating denotes a strong bank. There are no major concerns regarding the bank. Characteristics may include strong profitability and balance sheet integrity, franchise, management, operating environment or prospects.

Support

2

The "2" rating denotes a bank for which there is a high probability of external support. The potential provider of support is highly rated in its own right and has a high propensity to provide support to the bank in question. This probability of support indicates a minimum long-term rating floor of "BBB-."

File No. 82-3764





FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***RÉAL RAYMOND***, President and Chief Executive Officer of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***January 31, 2005*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

February 18, 2005

(signed) Réal Raymond

Réal Raymond
President and Chief Executive Officer
National Bank of Canada




RECEIVED
2005 MAY 10 A 9:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ***MICHEL LABONTÉ***, Senior Vice-President Finance, Technology and Corporate Affairs of National Bank of Canada, certify that :

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers'Annual and Interim Filings*) of ***NATIONAL BANK OF CANADA*** (the issuer) for the interim period ending ***January 31, 2005*** ;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings ; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

February 18, 2005

(signed) Michel Labonté

Michel Labonté
Senior Vice-President Finance, Technology and Corporate Affairs
National Bank of Canada

File No. 82-3764





NATIONAL BANK OF CANADA

Report to Shareholders

First Quarter 2005

National Bank announces record net income of $239 million for the first quarter of 2005, up 28% from $186 million for the same period of 2004

- *Quarterly earnings per share of $1.39, an increase of 35%*
- *Return on common shareholders' equity of 23.6%*

MONTREAL, February 24, 2005 – For the first quarter ended January 31, 2005, National Bank reported record net income of $239 million, compared to $186 million for the corresponding quarter one year earlier. Earnings per share for the quarter stood at $1.39, up 35% from $1.03 per share in the first quarter of 2004.

Return on common shareholders' equity reached a new high of 23.6% for the quarter, compared to 19.0% for the same period one year earlier.

This sterling performance was attributable to the contribution of the Personal and Commercial and Wealth Management segments and the high quality of the loan portfolio, which was reflected in a major reduction in the allowance for credit losses, particularly in the Financial Markets segment. The Bank also realized a pre-tax gain of about $37 million when it disposed of investments in financial institutions in South America, which added 15 cents to earnings per share for the quarter.

Total revenues stood at $983 million for the quarter, as against $911 million for the first quarter of 2004, for an increase of nearly 8%. Excluding the gain realized on the disposal of investments, more than 50% of this increase was attributable to the Personal and Commercial segment.

Operating expenses were $613 million for the quarter versus $577 million for the corresponding quarter one year earlier. Two-thirds of the increase derived from the Financial Markets segment, primarily due to variable compensation. The efficiency ratio improved from 62.7% for the first quarter of 2004 to 61.4% this quarter.

	For the quarter ended January 31		
	2005	2004	%
Net income			
Personal and Commercial	114	105	+9
Wealth Management	27	23	+17
Financial Markets	78	73	+7
Other	20	(15)	
Total	239	186	+28
Earnings per share	$1.39	$1.03	+35
Return on common shareholders' equity	23.6%	19.0%	

The provision for credit losses amounted to $17 million for the first quarter of 2005, down more than 60% compared to the corresponding period of 2004.

The Personal and Commercial segment generated net income of $114 million for the quarter, up 9% from $105 million for the same period one year earlier. This growth resulted from an increase in the volume of consumer loans and in credit card and insurance revenues, and from the decrease in credit losses for Commercial Banking.

In the first quarter of 2005, retail brokerage activities, mutual funds distribution and private investment management products continued to make gains, helping to push up net income in the Wealth Management segment by 17% to $27 million from the $23 million reported for the corresponding quarter of 2004.

The Financial Markets segment earned net income of $78 million for the quarter, as against $73 million for the first quarter of 2004. This 7% increase was mainly due to the decrease in credit losses.

Net income for the "Other" heading of segment results progressed from a $15 million net loss in the first quarter of 2004 to net income of $20 million for the first quarter of 2005, primarily on the strength of the gain on the disposal of investments in South America.

"The Bank's performance underscores its ability to achieve high growth through a balanced portfolio of activities and the positive contribution of its activities under development, which are suited to our competencies and competitive strengths," commented Réal Raymond, President and Chief Executive Officer.

As at January 31, 2005, gross impaired loans amounted to $304 million, down $84 million from October 31, 2004. This decrease was mirrored across all business loan categories. The ratio of gross impaired loans to total risk-adjusted capital and allowances stood at only 8.2%. Specific allowances and the general allowance for credit risk exceeded gross impaired loans by $216 million as at January 31, 2005, compared to $190 million as at October 31, 2004. At $350 million, the general allowance for credit risk remained unchanged at the end of the first quarter.

Tier 1 and total capital ratios were 9.6% and 13.5%, respectively, as at January 31, 2005 versus 9.6% and 13.0% as at October 31, 2004. During the quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. As at the end of quarter, the Bank had not made any purchases under its normal course issuer bid commenced on January 13, 2005 to repurchase up to 8.4 million common shares.

"These strong results were supported by active risk and capital management. National Bank's excellent performance is a tribute to the quality of our strategies and teams," Mr. Raymond added.

	Objectives	Results 1st Quarter 2005
Growth in earnings per share	5% - 10%	35%
Return on common shareholders' equity	16% - 18%	23.6%
Tier 1 capital ratio	More than 8.5%	9.6%
Dividend payout ratio	35% - 45%	34%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of the Financial Condition and Operating Results

February 24, 2005 – *The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2005.*

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgements and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million and "Retained earnings" of $3 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" published in January 2004 by the Canadian Institute of Chartered Accountants. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this new Guideline on the consolidated financial statements for the first quarter of 2005 is negligible.

Analysis of Results

Operating Results

National Bank reported net income of $239 million for the first quarter ended January 31, 2005, compared to $186 million for the corresponding quarter one year earlier. Earnings per share for the quarter amounted to $1.39, as against $1.03 for the same period of 2004, for an increase of 35%. Return on common shareholders' equity stood at 23.6% for the quarter, up from 19% for the quarter ended January 31, 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $114 million for the first quarter of 2005, up 9% from $105 million in the corresponding quarter of 2004. Growth in the volume of consumer loans and in credit card and insurance revenues, combined with lower credit losses at Commercial Banking were the main reason for the improvement in this segment's results.

At $324 million, net interest income for the quarter was $10 million or 3% higher than for the same period of 2004. The increase in net interest income was due to $2.9 billion or 7% growth in average assets, especially consumer loans, while the spread was 14 basis points narrower than in the corresponding quarter of 2004. Other income for the quarter totalled $179 million, up $8 million or 5% from the first quarter of 2004. The main sources of growth were credit card and insurance revenues. Operating expenses for the first quarter of 2005 stood at $304 million, compared to $292 million for the same period of 2004, an increase of 4%. The efficiency ratio remained relatively stable at about 60%. The provision for credit losses was $27 million, down $2 million or 7%, owing to Commercial Banking.

Management's Discussion and Analysis of the Financial Condition and Operating Results (cont.)

Wealth Management

Net income for Wealth Management in the first quarter of 2005 was $27 million compared to $23 million for the same period in 2004, representing an increase of $4 million or 17%. Total revenues amounted to $195 million for the quarter, up 5% from the $186 million recorded in the corresponding quarter of 2004. Most of the increase was derived from retail brokerage activities, the distribution of mutual funds and private investment management products. Operating expenses were $153 million for the first quarter of 2005, up 3% from $149 million for the year-earlier period. The efficiency ratio improved from 80.1% in the first quarter of 2004 to 78.5% this quarter.

Financial Markets

Net income for the Financial Markets segment stood at $78 million as against $73 million for the same period in 2004, an increase of 7%. At $2 million, the provision for credit losses for the quarter was down significantly from the $24 million that the Bank had recorded for this segment in the first quarter of 2004, due to specific allowances for the steel industry.

Total revenues for the segment amounted to $275 million for the quarter ended January 31, 2005 compared to $269 for the year-earlier period. Gains on investment account securities were up approximately $10 million, while trading revenues declined by $6 million.

Trading Revenues (millions of dollars)	**Q1 2005**	**Q1 2004**
Financial Markets		
Interest rate	17	25
Equities	58	46
Commodities and foreign exchange	3	13
	78	**84**
Other segments	4	2
Total	**82**	**86**
Breakdown by Income Statement line item		
Net interest income	(2)	(70)
Other income	84	160
Taxable equivalent	-	(4)
	82	**86**

Operating expenses were $155 million for the quarter compared to $132 million for the first quarter of 2004. The increase was essentially attributable to variable compensation.

Other

Net income for the "Other" heading of segment results totalled $20 million in the first quarter of 2005 compared to a loss of $15 million for the same period last year. Total revenues were $10 million for the quarter as against a loss of $29 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the first quarter of 2005 amounted to $983 million, for an increase of 8% compared to the $911 million recorded in the corresponding quarter of 2004.

Net interest income totalled $349 million for the quarter, up $75 million from the $274 million posted in the first quarter of 2004. Net interest income for the Financial Markets segment was up $68 million, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $10 million or 3% to $324 million for the first quarter of 2005, primarily because of higher volumes of consumer loans, which were partially offset by a narrowing of the spread.

Other income for the first quarter of 2005 was $634 million as against $637 million for the corresponding period of fiscal 2004.

The portion of trading revenues recorded as other income fell $76 million from the corresponding quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were down only $4 million. Gains on investment account securities advanced $84 million to $77 million in the first quarter of 2005 owing to gains from merchant banking, a gain on the disposal of investments in South America and the $31 million impairment charge recorded on corporate investments in the first quarter of 2004.

Financial market fees, for their part, were $169 million for the quarter, up $5 million over the corresponding period of 2004, card service revenues rose $3 million to total $15 million, and trust service and mutual fund fees rose $8 million to $65 million.

Lastly, at $58 million for the first quarter of 2005, lending fees were down $22 million due to the $25 million that had been recorded as income last year for the unamortized balance of certain mortgage prepayment fees further to the application of a new accounting standard that came into effect in the first quarter of 2004.

Operating Expenses

Operating expenses for the quarter were $613 million compared to $577 million for the corresponding period of 2004. Salaries and staff benefits, at $367 million for the quarter, were $22 million higher than the year-earlier period, mainly as a result of variable compensation. The increase in salaries and staff benefits accounted for close to two-thirds of the total increase in operating expenses. The computers and equipment heading, which was $84 million for the first quarter of 2005, increased by $11 million because of investments in technology.

Management's Discussion and Analysis of the Financial Condition and Operating Results (cont.)

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2005, cash and cash equivalents rose $1.3 billion compared to an increase of $1.2 billion for the first quarter of 2004. As at January 31, 2005, cash and cash equivalents totalled $7.0 billion versus $8.3 billion one year earlier.

Operating activities required cash of $0.9 billion chiefly because of trades in settlement. For the corresponding quarter of 2004, the reduction in trading account securities represented $1.5 billion of the $1.9 billion in cash flows from operating activities.

Financing activities generated cash of $4.1 billion, of which $3.2 billion was attributable to higher deposits, particularly purchased funds, whereas in the first quarter of 2004, the $2 billion variation in securities sold under repurchase agreements accounted for the cash outflows from financing activities.

Lastly, investing activities in the first quarter of 2005 required $1.9 billion in cash owing to the $1.3 billion increase in loans and a higher volume of securities purchased under reverse repurchase agreements. For the corresponding period of 2004, investing activities generated $1.3 billion primarily because of purchases and sales of investment account securities.

Risk Management

Credit Risk

The Bank recorded a provision for credit losses of $17 million for the quarter compared to $44 million for the corresponding quarter of 2004. Of the $27 million decline, $22 million can be attributed to the reduction in the provision at Corporate Banking.

As at January 31, 2005, the allowance for credit losses exceeded impaired loans by $216 million compared to $190 million as at October 31, 2004. The $26 million improvement is attributable to all segments offering business loans.

The ratio of gross private impaired loans to total risk-weighted assets and allowances was excellent at 8.2% as at January 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2005				For the quarter ended October 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.6)	(6.5)	(4.0)	(2.0)	(3.7)	(4.9)	(3.7)	(2.7)
Foreign exchange	(0.9)	(3.3)	(1.3)	(0.5)	(0.9)	(2.9)	(1.7)	(0.7)
Equity	(4.7)	(6.2)	(4.4)	(2.7)	(3.6)	(5.4)	(3.8)	(3.0)
Commodity	(0.7)	(1.0)	(0.7)	(0.5)	(1.0)	(1.0)	(0.8)	(0.6)
Correlation effect [2]	4.2	9.9	4.7	1.3	3.6	6.6	4.2	2.4
Global VaR	**(5.7)**	**(7.1)**	**(5.7)**	**(4.4)**	**(5.6)**	**(7.6)**	**(5.8)**	**(4.6)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of the Financial Condition and Operating Results (cont.)

Balance Sheet

As at January 31, 2005, the Bank's assets stood at $91.7 billion compared to $88.7 billion at the end of fiscal 2004. Loans and acceptances were up $0.8 billion, while cash resources, securities and securities purchased under reverse repurchase agreements rose $2 billion. The following table presents the main portfolios.

Average monthly volumes (millions of dollars)	January **2005**	October **2004**	January **2004**
Loans and acceptances*			
Residential mortgages	19,846	19,554	18,308
Consumer loans	6,629	6,491	5,357
Credit card receivables	1,652	1,589	1,539
Business loans	17,062	17,276	17,901
	45,189	**44,910**	**43,105**
Deposits			
Personal (balance)	24,089	23,675	23,853
Off-balance sheet personal savings (balance)	59,526	57,207	49,383
Business	10,485	10,668	10,359

* including securitized assets

Residential mortgages as at January 31, 2005 were up $300 million from October 31, 2004 to $19.8 billion. Residential mortgages rose $1.5 billion or 8% versus January 31, 2004. At $6.6 billion, the volume of consumer loans has increased nearly 2% since the beginning of the fiscal year. Consumer loans were up $1.3 billion or 24% from January 31, 2004, with close to half of this strong growth attributable to volumes from partnerships. Credit card receivables have increased 4% since November 1, 2004 to $1.7 billion as at January 31, 2005. Business loans and acceptances were $17.1 billion at the end of the first quarter as compared to $17.3 billion at the end of fiscal 2004. Corporate loans accounted for the slight decline.

Personal deposits stood at $24.1 billion as at January 31, 2005 compared to $23.7 billion as at October 31, 2004. Off-balance sheet personal savings administered by the Bank as at January 31, 2005 totalled $59.5 billion, up $2.3 billion or 4% since the end of the previous fiscal year. The increase was attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.6% and 13.5%, respectively, as at January 31, 2005, compared to 9.6% and 13.0% as at October 31, 2004. During the quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. At the end of the quarter, the Bank had not made any purchases of common shares under its normal course issuer bid commenced on January 13, 2005 to repurchase up to 8.4 million common shares.

Dividends

At its meeting on February 24, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 42 cents per common share payable on May 1, 2005 to shareholders of record on March 24, 2005.

Highlights

(unaudited)	Quarter ended January 31 2005	2004	% Change
Operating results			
(millions of dollars)			
Total revenues	**$983**	$911	8
Net income	**239**	186	28
Return on common shareholders' equity	**23.6 %**	19.0 %	
Per common share			
Net earnings - basic	**$1.39**	$1.03	35
Dividends paid	**0.42**	0.33	27
Book value	**23.97**	21.81	10
Stock trading range			
High	**49.75**	45.00	
Low	**46.39**	40.17	
Close	**49.19**	43.85	

Financial position (millions of dollars)	January 31 2005	October 31 2004	
Total assets	**$91,703**	$88,721	3
Loans and acceptances	**45,019**	44,574	1
Deposits	**56,660**	53,432	6
Subordinated debentures and shareholders' equity	**6,167**	5,612	10
Capital ratios - BIS			
Tier 1	**9.6 %**	9.6 %	
Total	**13.5 %**	13.0 %	
Impaired loans, net of specific and general allowances	**(216)**	(190)	
as a % of loans and acceptances	**(0.5)%**	(0.4)%	
Assets under administration/management	**191,822**	180,598	
Total personal savings	**83,615**	80,882	
Interest coverage	**11.17**	12.61	
Asset coverage	**3.08**	3.42	
Other information			
Number of employees	**16,610**	16,555	-
Number of branches in Canada	**462**	462	-
Number of banking machines	**768**	770	-

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended		
	January 31 2005	October 31 2004	January 31 2004
Interest income and dividends			
Loans	**509**	476	485
Securities	**179**	155	138
Deposits with financial institutions	**28**	24	33
	716	655	656
Interest expense			
Deposits	**260**	194	247
Subordinated debentures	**26**	24	25
Other	**81**	57	110
	367	275	382
Net interest income	**349**	380	274
Other income			
Financial market fees	**169**	139	164
Deposit and payment service charges	**49**	50	49
Trading revenues	**84**	(13)	160
Gains on investment account securities, net	**77**	51	(7)
Card service revenues	**15**	12	12
Lending fees	**58**	65	80
Acceptances, letters of credit and guarantee	**16**	16	16
Securitization revenues	**48**	41	51
Foreign exchange revenues	**18**	17	19
Trust services and mutual funds	**65**	63	57
Other	**35**	71	36
	634	512	637
Total revenues	**983**	892	911
Provision for credit losses (recovery)	**17**	(8)	44
	966	900	867
Operating expenses			
Salaries and staff benefits	**367**	342	345
Occupancy	**45**	60	46
Computers and equipment	**84**	96	73
Communications	**19**	19	19
Professional fees	**25**	20	24
Other	**73**	86	70
	613	623	577
Income before income taxes and non-controlling interest	**353**	277	290
Income taxes	**107**	77	97
	246	200	193
Non-controlling interest	**7**	8	7
Net income	**239**	192	186
Dividends on preferred shares	**6**	5	6
Net income available to common shareholders	**233**	187	180
Number of common shares outstanding (thousands)			
Average - basic	**167,693**	167,671	174,669
Average - diluted	**170,164**	169,936	177,008
End of period	**168,049**	167,430	173,569
Net earnings per common share			
Basic	**1.39**	1.11	1.03
Diluted	**1.37**	1.09	1.02
Dividends per common share	**0.42**	0.38	0.33

Consolidated Balance Sheet

(unaudited) (millions of dollars)	January 31 2005	October 31 2004	January 31 2004
ASSETS			
Cash resources			
Cash	**213**	481	193
Deposits with financial institutions	**6,823**	5,296	8,091
	7,036	5,777	8,284
Securities			
Investment account	**7,439**	7,428	5,770
Trading account	**20,278**	20,561	17,701
Loan substitutes	**3**	18	20
	27,720	28,007	23,491
Securities purchased under reverse repurchase agreements	**5,566**	4,496	4,411
Loans			
Residential mortgage	**15,452**	15,500	14,014
Personal and credit card	**8,209**	7,825	6,260
Business and government	**19,153**	18,751	18,181
Allowance for credit losses	**(520)**	(578)	(643)
	42,294	41,498	37,812
Other			
Customers' liability under acceptances	**2,725**	3,076	3,160
Premises and equipment	**346**	267	264
Goodwill	**662**	662	662
Intangible assets	**180**	180	182
Other assets	**5,174**	4,758	4,890
	9,087	8,943	9,158
	91,703	88,721	83,156
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**24,089**	23,675	23,853
Business and government	**25,520**	24,299	21,637
Deposit-taking institutions	**7,051**	5,458	6,093
	56,660	53,432	51,583
Other			
Acceptances	**2,725**	3,076	3,160
Obligations related to securities sold short	**11,671**	10,204	8,644
Securities sold under repurchase agreements	**7,269**	8,182	6,643
Other liabilities	**6,789**	7,845	7,093
	28,454	29,307	25,540
Subordinated debentures	**1,764**	1,408	1,473
Non-controlling interest	**422**	370	400
Shareholders' equity			
Preferred shares	**375**	375	375
Common shares	**1,563**	1,545	1,583
Contributed surplus	**8**	7	3
Unrealized foreign currency translation adjustments	**4**	(10)	1
Retained earnings	**2,453**	2,287	2,198
	4,403	4,204	4,160
	91,703	88,721	83,156

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2005	2004
Cash flows from operating activities		
Net income	239	186
Adjustments for:		
Provision for credit losses	17	44
Amortization of premises and equipment	15	12
Future income taxes	(30)	(3)
Translation adjustment on foreign currency subordinated debentures	6	2
Losses (gains) on sale of investment account securities, net	(77)	7
Gains on asset securitization	(25)	(17)
Stock option expense	1	1
Change in interest payable	16	22
Change in interest and dividends receivable	-	193
Change in income taxes payable	46	(119)
Change in unrealized losses (gains) and net amounts payable on derivative contracts	120	(60)
Change in trading account securities	283	1,450
Excess of pension plan contributions over expenses	-	(15)
Change in other items	(1,535)	150
	(924)	1,853
Cash flows from financing activities		
Change in deposits	3,228	120
Issuance of subordinated debentures	350	-
Maturity of subordinated debentures	-	(45)
Issuance of common shares	18	14
Repurchase of common shares for cancellation	-	(69)
Dividends paid on common shares	(64)	(58)
Dividends paid on preferred shares	(6)	(6)
Change in obligations related to securities sold short	1,467	187
Change in securities sold under repurchase agreements	(913)	(2,031)
Change in other items	14	(5)
	4,094	(1,893)
Cash flows from investing activities		
Change in loans	(1,307)	55
Proceeds from securitization of assets	494	470
Purchases of investment account securities	(5,354)	(2,595)
Sales of investment account securities	5,420	3,816
Change in securities purchased under reverse repurchase agreements	(1,070)	(456)
Net acquisition of premises and equipment	(94)	(13)
	(1,911)	1,277
Increase in cash and cash equivalents	1,259	1,237
Cash and cash equivalents at beginning	5,777	7,047
Cash and cash equivalents at end	7,036	8,284
Cash and cash equivalents		
Cash	213	193
Deposits with financial institutions	6,823	8,091
	7,036	8,284
Supplementary information		
Interest and dividends paid	421	424
Income taxes paid	91	217

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31	
	2005	2004
Preferred shares	**375**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares	**18**	14
Repurchase of common shares for cancellation (Note 6)	**-**	(14)
Common shares at end	**1,563**	1,583
Contributed surplus at beginning	**7**	2
Stock option expense	**1**	1
Contributed surplus at end	**8**	3
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**14**	(5)
Unrealized foreign currency translation adjustments at end	**4**	1
Retained earnings at beginning	**2,287**	2,131
Net income	**239**	186
Initial adoption of AcG-15 (Note 2)	**3**	-
Dividends		
Preferred shares	**(6)**	(6)
Common shares	**(70)**	(58)
Premium paid on common shares repurchased for cancellation (Note 6)	**-**	(55)
Retained earnings at end	**2,453**	2,198
Shareholders' equity	**4,403**	4,160

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline have applied to the Bank since November 1, 2004. They have been applied prospectively.

The impact of the adoption of this new Guideline on the consolidated financial statements for the first quarter of 2005 is negligible.

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

3. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net
January 31, 2005				
Residential mortgage	15,452	3	1	2
Personal and credit card	8,209	33	18	15
Business and government	19,153	268	151	117
	42,814	304	170	134
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(216)
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,571	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

4. Allowance for Credit Losses

The changes made to allowances during the first quarter are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	**January 31 2005**	January 31 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	17	-	-	**17**	44
Write-offs	(86)	-	-	**(86)**	(44)
Recoveries	11	-	-	**11**	13
Allowances at end	170	272	78	**520**	643

5. Pension and Other Employee Future Benefits

	Quarter ended **January 31 2005**	October 31 2004	January 31 2004
Pension benefit expense	**12**	5	11
Other employee future benefit expense	**-**	2	2

6. Capital Stock

Issued and fully paid as at January 31, 2005	
First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
168,049,508 common shares	1,563
	1,938
7,088,099 stock options outstanding	N/A

Repurchase of common shares

On January 13, 2005, the Bank commenced a normal course issuer bid for the repurchase of up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases will be made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares will be charged to retained earnings.

As at January 31, 2005, the Bank had not repurchased any common shares under this program.

7. Securitization

CMHC-guaranteed mortgage loans

During the first quarter of 2005, the Bank securitized $494 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank received net cash proceeds of $492 million and retained the rights to the excess spread of $24 million generated on the mortgage loans. The Bank also recorded a servicing liability of $3 million. A pre-tax gain of $19 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

8. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, is due December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

9. Segment Disclosures

Quarter ended January 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income (1)	**324**	314	**23**	22	**62**	(6)	**(60)**	(56)	**349**	274
Other income (1)	**179**	171	**172**	164	**213**	275	**70**	27	**634**	637
Total revenues	**503**	485	**195**	186	**275**	269	**10**	(29)	**983**	911
Operating expenses	**304**	292	**153**	149	**155**	132	**1**	4	**613**	577
Contribution	**199**	193	**42**	37	**120**	137	**9**	(33)	**370**	334
Provision for credit losses	**27**	29	**-**	-	**2**	24	**(12)**	(9)	**17**	44
Income before income taxes and non-controlling interest	**172**	164	**42**	37	**118**	113	**21**	(24)	**353**	290
Income taxes (1)	**58**	59	**14**	13	**40**	40	**(5)**	(15)	**107**	97
Non-controlling interest	**-**	-	**1**	1	**-**	-	**6**	6	**7**	7
Net income	**114**	105	**27**	23	**78**	73	**20**	(15)	**239**	186
Average assets	**42,382**	39,443	**855**	802	**44,302**	42,678	**(5,404)**	(5,446)	**82,135**	77,477

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

(1) Taxable equivalent
The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $16 million ($13 million in 2004) and other income by $1 million (decreased by $2 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Additional Financial Information

(unaudited)
(millions of dollars, except per share amounts)

	2005	2004				2003			2004	2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	**$983**	$893	$857	$884	$911	$903	$851	$773	$3,545	$3,363
Net income	**239**	192	167	180	186	158	162	138	725	624
Earnings per share										
Basic	**1.39**	1.11	0.95	1.01	1.03	0.87	0.89	0.73	4.10	3.37
Diluted	**1.37**	1.09	0.94	1.00	1.02	0.86	0.88	0.72	4.05	3.34
Dividends per common share	**0.42**	0.38	0.38	0.33	0.33	0.28	0.28	0.26	1.42	1.08
Return on common shareholders' equity	**23.6%**	19.7%	17.2%	19.0%	19.0%	16.4%	16.4%	17.3%	18.8%	16.5%
Total assets	**$91,703**	$88,721	$85,481	$86,466	$83,156	$84,626	$80,474	$77,852		
Impaired loans										
Net private	**$134**	$160	$199	$219	$232	$248	$230	$225		
Designated countries										
Gross outstanding	**-**	-	-	10	10	22	23	23		
Allowances	**-**	-	-	9	8	19	20	22		
Net total	**134**	160	199	220	234	251	233	226		
Per common share										
Book value	**$23.97**	$22.87	$22.30	$21.94	$21.81	$21.32	$20.77	$20.28		
Stock trading range										
High	**49.75**	48.78	45.50	47.93	45.00	41.19	37.41	35.15		
Low	**46.39**	42.31	42.72	43.27	40.17	34.50	34.55	31.26		

Economic Commentary

Central Banks Less Accommodating in 2005

In the U.S., financial conditions remained accommodating in spite of measured hikes in the Federal Reserve's target rate. The Fed may be prompted to step up the pace in 2005. The Bank of Canada will be more restrained than its U.S. counterpart. Generally, the effect of the liquidity withdrawals by the central banks in 2005 will be fully felt by the global economy in 2006.

According to our estimates, the global economy grew by 4.9% in 2004, its best performance since 1976, reflecting the highly expansionary monetary policies introduced since 2002. For 2005, we anticipate growth of 4.2%, which is still above the long-term average of 3.5%.

Beyond the monthly fluctuations, the job recovery helped to place economic expansion in the U.S. on a more solid footing. Last June, the Federal Reserve decided it was time to gradually tighten monetary conditions. It accordingly announced a 25 basis point increase in its target rate at each meeting of its policy-setting committee (FOMC).

Despite these actions, financial conditions have remained highly accommodating. In real terms, long-term bond rates declined slightly, while the stock markets made strides and the greenback shrank in value. In early 2005, it surfaced that some members of the FOMC, noting the above facts, expressed fears that still abundant liquidity could lead to excessive speculation.

The Federal Reserve could therefore decide that a measured pace is no longer appropriate. It will then take steps aimed at producing more pronounced impacts on the markets. Accordingly, we expect the Fed's leading rate to rise by at least 200 basis points over the course of 2005.

In Canada, a large inventory build-up during the third quarter of 2004 should result in a temporary fall-off in production. But this slowdown, which is technical in nature, does not mean that the strength of the domestic economy is fading.

In 2004, the Canadian job market as a whole performed fairly well, in spite of the fact that employment in the manufacturing sector was stagnant. Not only were 1.8% more jobs created, but full-time jobs replaced part-time ones. Residential construction continued to expand in 2004, especially in Quebec and British Columbia.

In 2005, housing investments should level off. Moreover, as businesses attempt to adjust to a Canadian dollar that began to exhibit renewed upward momentum near the end of 2004, job growth should slacken, dragging consumption in its wake. We nonetheless expect domestic demand to grow by more than 3% in 2005 due to the accelerated pace of business investment in machinery and equipment.

So as not to compromise the economy's adjustment to the flight of the dollar, the Bank of Canada will probably be more restrained in its approach to monetary policy than the Federal Reserve. We anticipate a 125 basis point increase in the target overnight financing rate in 2005.

We nonetheless expect the Canadian economy to grow by 3.2% in 2005, as the external sector should benefit from strong U.S. economic growth, which, after a 4.4% jump in 2004, is expected to be 4%. In addition, with interest rate hikes expected to be higher in the U.S. than in Canada, Canadian businesses can be fairly certain that they will not have to live through another sustained rise in the loonie in 2005.

Because Canada's manufacturing sector is concentrated in Quebec and Ontario, economic growth in these provinces will likely be below the Canadian average in 2005, at 2.7% and 3.0%, respectively. Quebec accounts for a significant proportion of the jobs in Canada's manufacturing sector, which is especially vulnerable to the strengthening Canadian dollar and competition from producers based in countries where labour is far less expensive.

With the liquidity withdrawals by the central banks in 2005, world economic growth should slow to 3.3% in 2006. The Canadian and U.S. economies will be no exception, achieving growth of 2.5% and 2.4%, respectively.

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.
Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at www.nbc.ca under Economic Analysis in the menu on the right-hand side of the screen.

Bank News

2004 Social Responsibility Report: National Bank's Social Responsibility Report will be available at the beginning of March 2005 in all its branches, on its website at www.nbc.ca or by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. This document covers the various aspects of the Bank's social commitment and provides specific information on its corporate donations, philanthropic activities, support to SMEs and contribution to the economy as well as the volunteer activities of its employees.

2004 Annual Report: National Bank's Annual Report has been available in print for a few weeks and can be obtained by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. It is also available online at www.nbc.ca/investorrelations.

Réal Raymond invited to present at RBC Capital Markets Canadian Bank CEO Conference: Réal Raymond, President and Chief Executive Officer, gave a presentation at the RBC Capital Markets Canadian Bank CEO Conference held in Toronto on January 19. Mr. Raymond spoke about the Bank pursuing growth through its current strategy.

Korn/Ferry Award for excellence in corporate governance: On February 2, 2005, National Bank was presented the 2004 Korn/Ferry-Revue Commerce Award for corporate governance excellence in the Large Company category. This is the second year in a row that the Bank has been a finalist. This honour recognizes the Bank's resolve to give corporate governance a strategic dimension and go a step beyond merely creating a set of procedures by making corporate governance a vital part of its business culture.

National Bank among the 50 Best Employers in Canada: The Bank is proud to have placed 40th in the prestigious list of the "50 Best Employers in Canada." This list, drawn up each year by Hewitt and Associates, is based on the opinions of employees, officers and human resource professionals at participating organizations.

NBDB rated tops for service: National Bank Discount Brokerage (NBDB) has once again taken top honours for the quality of its service, according to the results of the latest survey of Canada's main discount brokerages by the Dalbar research firm. The Dalbar ranking is based on specific criteria which measure the quality of service provided by phone and e-mail.

Launch of new Global Blue Chip Note to kick off RRSP season: On January 18, National Bank launched the Global Blue Chip Note, a turnkey investment solution that features fully guaranteed principal and an unlimited potential return at maturity by letting investors capitalize on the performance of 30 of the best companies in the world. Investors who opt for the Global Blue Chip Note also benefit from optimum geographic and sector diversification, which reduces volatility and offers potentially higher returns than fixed-rate products.

Multi-managed GIC, a new investment solution: National Bank recently launched the Multi-managed GIC, the latest addition to its family of guaranteed investment certificates. In addition to fully protecting the invested principal, the Multi-managed GIC assures investors of a minimum 5% yield at maturity, regardless of market conditions. Moreover, with the Multi-managed GIC, the Bank is introducing a formula for sharing risk and return with the investor, a first in the banking industry. This one-of-a-kind solution is ideal for investors who want a secure investment that provides a higher potential return than a conventional fixed-rate GIC.

Three National Bank officers among Canada's most powerful women: Patricia Curadeau-Grou, Gisèle Desrochers and Alice Keung have been named among *Canada's Most Powerful Women: Top 100* by the Toronto-based Women's Executive Network (WXN). All three were recognized in the *Corporate Executives* category, which spotlights women who hold the most senior positions in Canada's largest publicly traded and privately owned companies. Ms. Curadeau-Grou, Ms. Desrochers and Ms. Keung have all built outstanding reputations as dedicated leaders who have made a significant contribution to the performance of the Bank.

Over $1.6 million donated to United Way/Centraide by National Bank and its employees: The results of the 2004 United Way/Centraide fundraising campaign are in and the Bank, its subsidiaries and employees are proud to have contributed a record $1.6 million - 10% more than last year - to this worthy cause.

National Bank and Canada Life sign a distribution agreement: In November, the Bank and The Canada Life Assurance Company finalized an agreement to distribute banking products and services through Canada Life's distribution channels. Under this long-term agreement, Canada Life will be able to offer RRSP loans, investment loans, leverage loans and All-In-One accounts under the National Bank banner to its clients across Canada.

National Bank announces it will buy back up to 5% of its common shares: On January 10, the Bank announced its intention to make a normal course issuer bid to buy back up to 5%, or 8,400,000, of its common shares outstanding. The notice of intention filed with the Toronto Stock Exchange has been approved. The normal course issuer bid represents a proper use of the Bank's surplus funds and is intended to enhance shareholder value.

National Bank joins CLS for foreign exchange transactions: The Bank recently joined Continuous Linked Settlement (CLS), an international organization that acts as a clearing agent for the settlement of foreign exchange transactions. CLS allows financial institutions that carry out foreign exchange transactions to minimize the risk of non-payment of these transactions. The benefits of the CLS process are shared by all participants, whether directly or indirectly involved in CLS. In joining CLS, National Bank is following in the footsteps of leading financial institutions the world over.



Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Internet website: **www.nbc.ca**
General inquiries: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2004-2005

Second quarter	May 26, 2005
Third quarter	August 25, 2005
Fourth quarter	December 8, 2005

DISCLOSURE OF 1st QUARTER 2005 RESULTS

Conference call:
- A conference call for analysts and institutional investors will be held on **February 24, 2005 at 1:00 p.m. ET.**
- Access by telephone in listen only mode: **1-877-211-7911** or **(416) 405-9310**
- A recording of the conference call can be heard to until March 3, 2005 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **3139876.**

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct Deposit Service for Dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan
National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

www.nbc.ca/investorrelations

National Bank of Canada is committed to protecting the environment.


certified


processed chlorine-free


100% post-consumer


recyclable



permanent archival


BIO GAS
bio gas energy

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

February 24, 2005 - The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2005.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgements and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million and "Retained earnings" of $3 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" published in January 2004 by the Canadian Institute of Chartered Accountants. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this new Guideline on the consolidated financial statements for the first quarter of 2005 is negligible.

Analysis of Results

Operating Results

National Bank reported net income of $239 million for the first quarter ended January 31, 2005, compared to $186 million for the corresponding quarter one year earlier. Earnings per share for the quarter amounted to $1.39, as against $1.03 for the same period of 2004, for an increase of 35%. Return on common shareholders' equity stood at 23.6% for the quarter, up from 19% for the quarter ended January 31, 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $114 million for the first quarter of 2005, up 9% from $105 million in the corresponding quarter of 2004. Growth in the volume of consumer loans and in credit card and insurance revenues, combined with lower credit losses at Commercial Banking were the main reason for the improvement in this segment's results.

At $324 million, net interest income for the quarter was $10 million or 3% higher than for the same period of 2004. The increase in net interest income was due to $2.9 billion or 7% growth in average assets, especially consumer loans, while the spread was 14 basis points narrower than in the corresponding quarter of 2004. Other income for the quarter totalled $179 million, up $8 million or 5% from the first quarter of 2004. The main sources of growth were credit card and insurance revenues. Operating expenses for the first quarter of 2005 stood at $304 million, compared to $292 million for the same period of 2004, an increase of 4%. The efficiency ratio remained relatively stable at about 60%. The provision for credit losses was $27 million, down $2 million or 7%, owing to Commercial Banking.

Wealth Management

Net income for Wealth Management in the first quarter of 2005 was $27 million compared to $23 million for the same period in 2004, representing an increase of $4 million or 17%. Total revenues amounted to $195 million for the quarter, up 5% from the $186 million recorded in the corresponding quarter of 2004. Most of the increase was derived from retail brokerage activities, the distribution of mutual funds and private investment management products. Operating expenses were $153 million for the first quarter of 2005, up 3% from $149 million for the year-earlier period. The efficiency ratio improved from 80.1% in the first quarter of 2004 to 78.5% this quarter.

Financial Markets

Net income for the Financial Markets segment stood at $78 million as against $73 million for the same period in 2004, an increase of 7%. At $2 million, the provision for credit losses for the quarter was down significantly from the $24 million that the Bank had recorded for this segment in the first quarter of 2004, due to specific allowances for the steel industry.

Total revenues for the segment amounted to $275 million for the quarter ended January 31, 2005 compared to $269 for the year-earlier period. Gains on investment account securities were up approximately $10 million, while trading revenues declined by $6 million.

Trading Revenues (millions of dollars)	**Q1 2005**	**Q1 2004**
Financial Markets		
Interest rate	17	25
Equities	58	46
Commodities and foreign exchange	3	13
	78	**84**
Other segments	4	2
Total	**82**	**86**
Breakdown by Income Statement line item		
Net interest income	(2)	(70)
Other income	84	160
Taxable equivalent	-	(4)
	82	**86**

Operating expenses were $155 million for the quarter compared to $132 million for the first quarter of 2004. The increase was essentially attributable to variable compensation.

Other

Net income for the "Other" heading of segment results totalled $20 million in the first quarter of 2005 compared to a loss of $15 million for the same period last year. Total revenues were $10 million for the quarter as against a loss of $29 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the first quarter of 2005 amounted to $983 million, for an increase of 8% compared to the $911 million recorded in the corresponding quarter of 2004.

Net interest income totalled $349 million for the quarter, up $75 million from the $274 million posted in the first quarter of 2004. Net interest income for the Financial Markets segment was up $68 million, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $10 million or 3% to $324 million for the first quarter of 2005, primarily because of higher volumes of consumer loans, which were partially offset by a narrowing of the spread.

Other income for the first quarter of 2005 was $634 million as against $637 million for the corresponding period of fiscal 2004.

The portion of trading revenues recorded as other income fell $76 million from the corresponding quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were down only $4 million. Gains on investment account securities advanced $84 million to $77 million in the first quarter of 2005 owing to gains from merchant banking, a gain on the disposal of investments in South America and the $31 million impairment charge recorded on corporate investments in the first quarter of 2004.

Financial market fees, for their part, were $169 million for the quarter, up $5 million over the corresponding period of 2004, card service revenues rose $3 million to total $15 million, and trust service and mutual fund fees rose $8 million to $65 million.

Lastly, at $58 million for the first quarter of 2005, lending fees were down $22 million due to the $25 million that had been recorded as income last year for the unamortized balance of certain mortgage prepayment fees further to the application of a new accounting standard that came into effect in the first quarter of 2004.

Operating Expenses

Operating expenses for the quarter were $613 million compared to $577 million for the corresponding period of 2004. Salaries and staff benefits, at $367 million for the quarter, were $22 million higher than the year-earlier period, mainly as a result of variable compensation. The increase in salaries and staff benefits accounted for close to two-thirds of the total increase in operating expenses. The computers and equipment heading, which was $84 million for the first quarter of 2005, increased by $11 million because of investments in technology.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2005, cash and cash equivalents rose $1.3 billion compared to an increase of $1.2 billion for the first quarter of 2004. As at January 31, 2005, cash and cash equivalents totalled $7.0 billion versus $8.3 billion one year earlier.

Operating activities required cash of $0.9 billion chiefly because of trades in settlement. For the corresponding quarter of 2004, the reduction in trading account securities represented $1.5 billion of the $1.9 billion in cash flows from operating activities.

Financing activities generated cash of $4.1 billion, of which $3.2 billion was attributable to higher deposits, particularly purchased funds, whereas in the first quarter of 2004, the $2 billion variation in securities sold under repurchase agreements accounted for the cash outflows from financing activities.

Lastly, investing activities in the first quarter of 2005 required $1.9 billion in cash owing to the $1.3 billion increase in loans and a higher volume of securities purchased under reverse repurchase agreements. For the corresponding period of 2004, investing activities generated $1.3 billion primarily because of purchases and sales of investment account securities.

Risk Management

Credit Risk

The Bank recorded a provision for credit losses of $17 million for the quarter compared to $44 million for the corresponding quarter of 2004. Of the $27 million decline, $22 million can be attributed to the reduction in the provision at Corporate Banking.

As at January 31, 2005, the allowance for credit losses exceeded impaired loans by $216 million compared to $190 million as at October 31, 2004. The $26 million improvement is attributable to all segments offering business loans.

The ratio of gross private impaired loans to total risk-weighted assets and allowances was excellent at 8.2% as at January 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2005				For the quarter ended October 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.6)	(6.5)	(4.0)	(2.0)	(3.7)	(4.9)	(3.7)	(2.7)
Foreign exchange	(0.9)	(3.3)	(1.3)	(0.5)	(0.9)	(2.9)	(1.7)	(0.7)
Equity	(4.7)	(6.2)	(4.4)	(2.7)	(3.6)	(5.4)	(3.8)	(3.0)
Commodity	(0.7)	(1.0)	(0.7)	(0.5)	(1.0)	(1.0)	(0.8)	(0.6)
Correlation effect[2]	4.2	9.9	4.7	1.3	3.6	6.6	4.2	2.4
Global VaR	**(5.7)**	**(7.1)**	**(5.7)**	**(4.4)**	**(5.6)**	**(7.6)**	**(5.8)**	**(4.6)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at January 31, 2005, the Bank's assets stood at $91.7 billion compared to $88.7 billion at the end of fiscal 2004. Loans and acceptances were up $0.8 billion, while cash resources, securities and securities purchased under reverse repurchase agreements rose $2 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**January 2005**	**October 2004**	**January 2004**
Loans and acceptances*			
Residential mortgages	19,846	19,554	18,308
Consumer loans	6,629	6,491	5,357
Credit card receivables	1,652	1,589	1,539
Business loans	17,062	17,276	17,901
	45,189	**44,910**	**43,105**
Deposits			
Personal (balance)	24,089	23,675	23,853
Off-balance sheet savings (balance)	59,526	57,207	49,383
Business	10,485	10,668	10,359

*including securitized assets

Residential mortgages as at January 31, 2005 were up $300 million from October 31, 2004 to $19.8 billion. Residential mortgages rose $1.5 billion or 8% versus January 31, 2004. At $6.6 billion, the volume of consumer loans has increased nearly 2% since the beginning of the fiscal year. Consumer loans were up $1.3 billion or 24% from January 31, 2004, with close to half of this strong growth attributable to volumes from partnerships. Credit card receivables have increased 4% since November 1, 2004 to $1.7 billion as at January 31, 2005.

Business loans and acceptances were $17.1 billion at the end of the first quarter as compared to $17.3 billion at the end of fiscal 2004. Corporate loans accounted for the slight decline.

Personal deposits stood at $24.1 billion as at January 31, 2005 compared to $23.7 billion as at October 31, 2004. Off-balance sheet personal savings administered by the Bank as at January 31, 2005 totalled $59.5 billion, up $2.3 billion or 4% since the end of the previous fiscal year. The increase was attributable to savings administered by the brokerage subsidiaries.

Capital
Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.6% and 13.5%, respectively, as at January 31, 2005, compared to 9.6% and 13.0% as at October 31, 2004. During the quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. At the end of the quarter, the Bank had not made any purchases of common shares under its normal course issuer bid commenced on January 13, 2005 to repurchase up to 8.4 million common shares.

Dividends
At its meeting on February 24, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 42 cents per common share payable on May 1, 2005 to shareholders of record on March 24, 2005.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995.* These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)	Quarter ended January 31		
	2005	2004	**% Change**
Operating results			
(millions of dollars)			
Total revenues	**$983**	$911	8
Net income	**239**	186	28
Return on common shareholders' equity	**23.6** %	19.0 %	
Per common share			
Net earnings - basic	**$1.39**	$1.03	35
Dividends paid	**0.42**	0.33	27
Book value	**23.97**	21.81	10
Stock trading range			
High	**49.75**	45.00	
Low	**46.39**	40.17	
Close	**49.19**	43.85	
Financial position	**January 31**	October 31	
(millions of dollars)	**2005**	2004	
Total assets	**$91,703**	**$88,721**	3
Loans and acceptances	**45,019**	**44,574**	1
Deposits	**56,660**	**53,432**	6
Subordinated debentures and shareholders' equity	**6,167**	**5,612**	10
Capital ratios - BIS			
Tier 1	**9.6** %	**9.6** %	
Total	**13.5** %	**13.0** %	
Impaired loans, net of specific and general allowances	**(216)**	**(190)**	
as a % of loans and acceptances	**(0.5)** %	**(0.4)** %	
Assets under administration/management	**191,822**	**180,598**	
Total personal savings	**83,615**	**80,882**	
Interest coverage	**11.17**	**12,61**	
Asset coverage	**3.08**	**3.42**	
Other information			
Number of employees	**16,610**	**16,555**	-
Number of branches in Canada	**462**	**462**	-
Number of banking machines	**768**	**770**	-

National Bank announces record net income of $239 million for the first quarter of 2005, up 28% from $186 million for the same period of 2004

- **Quarterly earnings per share of $1.39, an increase of 35%**
- **Return on common shareholders' equity of 23.6%**

Net income	**For the quarter ended January 31** 2005	2004	%
Personal and Commercial	114	105	+ 9
Wealth Management	27	23	+ 17
Financial Markets	78	73	+ 7
Other	20	(15)	
Total	239	186	+ 28
Earnings per share	$1.39	$1.03	+ 35
Return on common shareholders' equity	23.6%	19.0%	

MONTREAL, February 24, 2005 – For the first quarter ended January 31, 2005, National Bank reported record net income of $239 million, compared to $186 million for the corresponding quarter one year earlier. Earnings per share for the quarter stood at $1.39, up 35% from $1.03 per share in the first quarter of 2004.

Return on common shareholders' equity reached a new high of 23.6% for the quarter, compared to 19.0% for the same period one year earlier.

This sterling performance was attributable to the contribution of the Personal and Commercial and Wealth Management segments and the high quality of the loan portfolio, which was reflected in a major reduction in the allowance for credit losses, particularly in the Financial Markets segment. The Bank also realized a pre-tax gain of about $37 million when it disposed of investments in financial institutions in South America, which added 15 cents to earnings per share for the quarter.

Total revenues stood at $983 million for the quarter, as against $911 million for the first quarter of 2004, for an increase of nearly 8%. Excluding the gain realized on the disposal of investments, more than 50% of this increase was attributable to the Personal and Commercial segment.

Operating expenses were $613 million for the quarter versus $577 million for the corresponding quarter one year earlier. Two-thirds of the increase derived from the Financial Markets segment, primarily due to variable compensation. The efficiency ratio improved from 62.7% for the first quarter of 2004 to 61.4% this quarter.

The provision for credit losses amounted to $17 million for the first quarter of 2005, down more than 60% compared to the corresponding period of 2004.

The Personal and Commercial segment generated net income of $114 million for the quarter, up 9% from $105 million for the same period one year earlier. This growth resulted from an increase in the volume of consumer loans and in credit card and insurance revenues, and from the decrease in credit losses for Commercial Banking.

In the first quarter of 2005, retail brokerage activities, mutual funds distribution and private investment management products continued to make gains, helping to push up net income in the Wealth Management segment by 17% to $27 million from the $23 million reported for the corresponding quarter of 2004.

The Financial Markets segment earned net income of $78 million for the quarter, as against $73 million for the first quarter of 2004. This 7% increase was mainly due to the decrease in credit losses.

Net income for the "Other" heading of segment results progressed from a $15 million net loss in the first quarter of 2004 to net income of $20 million for the first quarter of 2005, primarily on the strength of the gain on the disposal of investments in South America.

"The Bank's performance underscores its ability to achieve high growth through a balanced portfolio of activities and the positive contribution of its activities under development, which are suited to our competencies and competitive strengths," commented Réal Raymond, President and Chief Executive Officer.

As at January 31, 2005, gross impaired loans amounted to $304 million, down $84 million from October 31, 2004. This decrease was mirrored across all business loan categories. The ratio of gross impaired loans to total risk-adjusted capital and allowances stood at only 8.2%. Specific allowances and the general allowance for credit risk exceeded gross impaired loans by $216 million as at January 31, 2005, compared to $190 million as at October 31, 2004. At $350 million, the general allowance for credit risk remained unchanged at the end of the first quarter.

Tier 1 and total capital ratios were 9.6% and 13.5%, respectively, as at January 31, 2005 versus 9.6% and 13.0% as at October 31, 2004. During the quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. As at the end of quarter, the Bank had not made any purchases under its normal course issuer bid commenced on January 13, 2005 to repurchase up to 8.4 million common shares.

"These strong results were supported by active risk and capital management. National Bank's excellent performance is a tribute to the quality of our strategies and teams," Mr. Raymond added.

	Objectives	**1st quarter 2005**
Growth in earnings per share	5% - 10%	35%
Return on common shareholders' equity	16% - 18%	23.6%
Tier 1 capital ratio	More than 8.5%	9.6%
Dividend payout ratio	35% - 45%	34%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

February 24, 2005 - The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting Continuous Disclosure Obligations of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of 2005.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the audited consolidated financial statements as at October 31, 2004 on pages 90 to 97 of the 2004 Annual Report.

Page 56 of the 2004 Annual Report presents explanations of certain accounting policies that are considered critical because they are important to the presentation of the Bank's financial condition and operating results, and require difficult, subjective and complex judgements and estimates because they relate to matters that are inherently uncertain. We invite the reader to refer to the Annual Report for these explanations.

Changes in Accounting Policies

On November 1, 2004, the Bank adopted the following accounting standards:

Variable interest entities

On November 1, 2004, the Bank adopted CICA Accounting Guideline No.15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank had a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million and "Retained earnings" of $3 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

On November 1, 2004, the Bank adopted Accounting Guideline No. 18 "Investment Companies" published in January 2004 by the Canadian Institute of Chartered Accountants. Under this Guideline, investment companies are required to account for all investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The impact of this new Guideline on the consolidated financial statements for the first quarter of 2005 is negligible.

Analysis of Results

Operating Results

National Bank reported net income of $239 million for the first quarter ended January 31, 2005, compared to $186 million for the corresponding quarter one year earlier. Earnings per share for the quarter amounted to $1.39, as against $1.03 for the same period of 2004, for an increase of 35%. Return on common shareholders' equity stood at 23.6% for the quarter, up from 19% for the quarter ended January 31, 2004.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $114 million for the first quarter of 2005, up 9% from $105 million in the corresponding quarter of 2004. Growth in the volume of consumer loans and in credit card and insurance revenues, combined with lower credit losses at Commercial Banking were the main reason for the improvement in this segment's results.

At $324 million, net interest income for the quarter was $10 million or 3% higher than for the same period of 2004. The increase in net interest income was due to $2.9 billion or 7% growth in average assets, especially consumer loans, while the spread was 14 basis points narrower than in the corresponding quarter of 2004. Other income for the quarter totalled $179 million, up $8 million or 5% from the first quarter of 2004. The main sources of growth were credit card and insurance revenues. Operating expenses for the first quarter of 2005 stood at $304 million, compared to $292 million for the same period of 2004, an increase of 4%. The efficiency ratio remained relatively stable at about 60%. The provision for credit losses was $27 million, down $2 million or 7%, owing to Commercial Banking.

Wealth Management

Net income for Wealth Management in the first quarter of 2005 was $27 million compared to $23 million for the same period in 2004, representing an increase of $4 million or 17%. Total revenues amounted to $195 million for the quarter, up 5% from the $186 million recorded in the corresponding quarter of 2004. Most of the increase was derived from retail brokerage activities, the distribution of mutual funds and private investment management products. Operating expenses were $153 million for the first quarter of 2005, up 3% from $149 million for the year-earlier period. The efficiency ratio improved from 80.1% in the first quarter of 2004 to 78.5% this quarter.

Financial Markets

Net income for the Financial Markets segment stood at $78 million as against $73 million for the same period in 2004, an increase of 7%. At $2 million, the provision for credit losses for the quarter was down significantly from the $24 million that the Bank had recorded for this segment in the first quarter of 2004, due to specific allowances for the steel industry.

Total revenues for the segment amounted to $275 million for the quarter ended January 31, 2005 compared to $269 for the year-earlier period. Gains on investment account securities were up approximately $10 million, while trading revenues declined by $6 million.

Trading Revenues (millions of dollars)	**Q1 2005**	**Q1 2004**
Financial Markets		
Interest rate	17	25
Equities	58	46
Commodities and foreign exchange	3	13
	78	**84**
Other segments	4	2
Total	**82**	**86**
Breakdown by Income Statement line item		
Net interest income	(2)	(70)
Other income	84	160
Taxable equivalent	-	(4)
	82	**86**

Operating expenses were $155 million for the quarter compared to $132 million for the first quarter of 2004. The increase was essentially attributable to variable compensation.

Other

Net income for the "Other" heading of segment results totalled $20 million in the first quarter of 2005 compared to a loss of $15 million for the same period last year. Total revenues were $10 million for the quarter as against a loss of $29 million for the year-earlier period. The variance was chiefly attributable to the gain on the disposal of investments in financial institutions in South America.

Consolidated Results

Total Revenues

Total revenues for the first quarter of 2005 amounted to $983 million, for an increase of 8% compared to the $911 million recorded in the corresponding quarter of 2004.

Net interest income totalled $349 million for the quarter, up $75 million from the $274 million posted in the first quarter of 2004. Net interest income for the Financial Markets segment was up $68 million, which must be analyzed in conjunction with the trading revenues recorded in other income. Net interest income for Personal and Commercial rose $10 million or 3% to $324 million for the first quarter of 2005, primarily because of higher volumes of consumer loans, which were partially offset by a narrowing of the spread.

Other income for the first quarter of 2005 was $634 million as against $637 million for the corresponding period of fiscal 2004.

The portion of trading revenues recorded as other income fell $76 million from the corresponding quarter of 2004. However, if net interest income related to trading activities is included, total trading revenues for the quarter were down only $4 million. Gains on investment account securities advanced $84 million to $77 million in the first quarter of 2005 owing to gains from merchant banking, a gain on the disposal of investments in South America and the $31 million impairment charge recorded on corporate investments in the first quarter of 2004.

Financial market fees, for their part, were $169 million for the quarter, up $5 million over the corresponding period of 2004, card service revenues rose $3 million to total $15 million, and trust service and mutual fund fees rose $8 million to $65 million.

Lastly, at $58 million for the first quarter of 2005, lending fees were down $22 million due to the $25 million that had been recorded as income last year for the unamortized balance of certain mortgage prepayment fees further to the application of a new accounting standard that came into effect in the first quarter of 2004.

Operating Expenses
Operating expenses for the quarter were $613 million compared to $577 million for the corresponding period of 2004. Salaries and staff benefits, at $367 million for the quarter, were $22 million higher than the year-earlier period, mainly as a result of variable compensation. The increase in salaries and staff benefits accounted for close to two-thirds of the total increase in operating expenses. The computers and equipment heading, which was $84 million for the first quarter of 2005, increased by $11 million because of investments in technology.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities, which impacts several assets and liabilities such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2005, cash and cash equivalents rose $1.3 billion compared to an increase of $1.2 billion for the first quarter of 2004. As at January 31, 2005, cash and cash equivalents totalled $7.0 billion versus $8.3 billion one year earlier.

Operating activities required cash of $0.9 billion chiefly because of trades in settlement. For the corresponding quarter of 2004, the reduction in trading account securities represented $1.5 billion of the $1.9 billion in cash flows from operating activities.

Financing activities generated cash of $4.1 billion, of which $3.2 billion was attributable to higher deposits, particularly purchased funds, whereas in the first quarter of 2004, the $2 billion variation in securities sold under repurchase agreements accounted for the cash outflows from financing activities.

Lastly, investing activities in the first quarter of 2005 required $1.9 billion in cash owing to the $1.3 billion increase in loans and a higher volume of securities purchased under reverse repurchase agreements. For the corresponding period of 2004, investing activities generated $1.3 billion primarily because of purchases and sales of investment account securities.

Risk Management

Credit Risk
The Bank recorded a provision for credit losses of $17 million for the quarter compared to $44 million for the corresponding quarter of 2004. Of the $27 million decline, $22 million can be attributed to the reduction in the provision at Corporate Banking.

As at January 31, 2005, the allowance for credit losses exceeded impaired loans by $216 million compared to $190 million as at October 31, 2004. The $26 million improvement is attributable to all segments offering business loans.

The ratio of gross private impaired loans to total risk-weighted assets and allowances was excellent at 8.2% as at January 31, 2005 versus 10.9% as at October 31, 2004.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, which means that actual losses will probably exceed VaR on only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 63 of the 2004 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity price and commodity.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2005				For the quarter ended October 31, 2004			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(3.6)	(6.5)	(4.0)	(2.0)	(3.7)	(4.9)	(3.7)	(2.7)
Foreign exchange	(0.9)	(3.3)	(1.3)	(0.5)	(0.9)	(2.9)	(1.7)	(0.7)
Equity	(4.7)	(6.2)	(4.4)	(2.7)	(3.6)	(5.4)	(3.8)	(3.0)
Commodity	(0.7)	(1.0)	(0.7)	(0.5)	(1.0)	(1.0)	(0.8)	(0.6)
Correlation effect[2]	4.2	9.9	4.7	1.3	3.6	6.6	4.2	2.4
Global VaR	**(5.7)**	**(7.1)**	**(5.7)**	**(4.4)**	**(5.6)**	**(7.6)**	**(5.8)**	**(4.6)**

[1] Amounts are presented on a pre-tax basis and represent one-day VaR.
[2] The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at January 31, 2005, the Bank's assets stood at $91.7 billion compared to $88.7 billion at the end of fiscal 2004. Loans and acceptances were up $0.8 billion, while cash resources, securities and securities purchased under reverse repurchase agreements rose $2 billion. The following table presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**January 2005**	**October 2004**	**January 2004**
Loans and acceptances*			
Residential mortgages	19,846	19,554	18,308
Consumer loans	6,629	6,491	5,357
Credit card receivables	1,652	1,589	1,539
Business loans	17,062	17,276	17,901
	45,189	**44,910**	**43,105**
Deposits			
Personal (balance)	24,089	23,675	23,853
Off-balance sheet savings (balance)	59,526	57,207	49,383
Business	10,485	10,668	10,359

*including securitized assets

Residential mortgages as at January 31, 2005 were up $300 million from October 31, 2004 to $19.8 billion. Residential mortgages rose $1.5 billion or 8% versus January 31, 2004. At $6.6 billion, the volume of consumer loans has increased nearly 2% since the beginning of the fiscal year. Consumer loans were up $1.3 billion or 24% from January 31, 2004, with close to half of this strong growth attributable to volumes from partnerships. Credit card receivables have increased 4% since November 1, 2004 to $1.7 billion as at January 31, 2005.

Business loans and acceptances were $17.1 billion at the end of the first quarter as compared to $17.3 billion at the end of fiscal 2004. Corporate loans accounted for the slight decline.

Personal deposits stood at $24.1 billion as at January 31, 2005 compared to $23.7 billion as at October 31, 2004. Off-balance sheet personal savings administered by the Bank as at January 31, 2005 totalled $59.5 billion, up $2.3 billion or 4% since the end of the previous fiscal year. The increase was attributable to savings administered by the brokerage subsidiaries.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, were 9.6% and 13.5%, respectively, as at January 31, 2005, compared to 9.6% and 13.0% as at October 31, 2004. During the quarter, the Bank issued $350 million of subordinated debentures, which added 0.8% to the total capital ratio. At the end of the quarter, the Bank had not made any purchases of common shares under its normal course issuer bid commenced on January 13, 2005 to repurchase up to 8.4 million common shares.

Dividends

At its meeting on February 24, 2005, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a dividend of 42 cents per common share payable on May 1, 2005 to shareholders of record on March 24, 2005.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Highlights

(unaudited)

	Quarter ended January 31		
	2005	2004	**% Change**
Operating results			
(millions of dollars)			
Total revenues	**$983**	$911	8
Net income	**239**	186	28
Return on common shareholders' equity	**23.6** %	19.0 %	
Per common share			
Net earnings - basic	**$1.39**	$1.03	35
Dividends paid	**0.42**	0.33	27
Book value	**23.97**	21.81	10
Stock trading range			
High	**49.75**	45.00	
Low	**46.39**	40.17	
Close	**49.19**	43.85	
Financial position	**January 31**	October 31	
(millions of dollars)	**2005**	2004	
Total assets	**$91,703**	**$88,721**	3
Loans and acceptances	**45,019**	**44,574**	1
Deposits	**56,660**	**53,432**	6
Subordinated debentures and shareholders' equity	**6,167**	**5,612**	10
Capital ratios - BIS			
Tier 1	**9.6** %	**9.6** %	
Total	**13.5** %	**13.0** %	
Impaired loans, net of specific and general allowances	**(216)**	**(190)**	
as a % of loans and acceptances	**(0.5)** %	**(0.4)** %	
Assets under administration/management	**191,822**	**180,598**	
Total personal savings	**83,615**	**80,882**	
Interest coverage	**11.17**	**12,61**	
Asset coverage	**3.08**	**3.42**	
Other information			
Number of employees	**16,610**	**16,555**	-
Number of branches in Canada	**462**	**462**	-
Number of banking machines	**768**	**770**	-

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended **January 31 2005**	 October 31 2004	 January 31 2004
Interest income and dividends			
Loans	**509**	476	485
Securities	**179**	155	138
Deposits with financial institutions	**28**	24	33
	716	655	656
Interest expense			
Deposits	**260**	194	247
Subordinated debentures	**26**	24	25
Other	**81**	57	110
	367	275	382
Net interest income	**349**	380	274
Other income			
Financial market fees	**169**	139	164
Deposit and payment service charges	**49**	50	49
Trading revenues	**84**	(13)	160
Gains on investment account securities, net	**77**	51	(7)
Card service revenues	**15**	12	12
Lending fees	**58**	65	80
Acceptances, letters of credit and guarantee	**16**	16	16
Securitization revenues	**48**	41	51
Foreign exchange revenues	**18**	17	19
Trust services and mutual funds	**65**	63	57
Other	**35**	71	36
	634	512	637
Total revenues	**983**	892	911
Provision for credit losses (recovery)	**17**	(8)	44
	966	900	867
Operating expenses			
Salaries and staff benefits	**367**	342	345
Occupancy	**45**	60	46
Computers and equipment	**84**	96	73
Communications	**19**	19	19
Professional fees	**25**	20	24
Other	**73**	86	70
	613	623	577
Income before income taxes and non-controlling interest	**353**	277	290
Income taxes	**107**	77	97
	246	200	193
Non-controlling interest	**7**	8	7
Net income	**239**	192	186
Dividends on preferred shares	**6**	5	6
Net income available to common shareholders	**233**	187	180
Number of common shares outstanding (thousands)			
Average - basic	**167,693**	167,671	174,669
Average - diluted	**170,164**	169,936	177,008
End of period	**168,049**	167,430	173,569
Net earnings per common share			
Basic	**1.39**	1.11	1.03
Diluted	**1.37**	1.09	1.02
Dividends per common share	**0.42**	0.38	0.33

Consolidated Balance Sheet

(unaudited) (millions of dollars)	**January 31 2005**	October 31 2004	January 31 2004
ASSETS			
Cash resources			
Cash	**213**	481	193
Deposits with financial institutions	**6,823**	5,296	8,091
	7,036	5,777	8,284
Securities			
Investment account	**7,439**	7,428	5,770
Trading account	**20,278**	20,561	17,701
Loan substitutes	**3**	18	20
	27,720	28,007	23,491
Securities purchased under reverse repurchase agreements	**5,566**	4,496	4,411
Loans			
Residential mortgage	**15,452**	15,500	14,014
Personal and credit card	**8,209**	7,825	6,260
Business and government	**19,153**	18,751	18,181
Allowance for credit losses	**(520)**	(578)	(643)
	42,294	41,498	37,812
Other			
Customers' liability under acceptances	**2,725**	3,076	3,160
Premises and equipment	**346**	267	264
Goodwill	**662**	662	662
Intangible assets	**180**	180	182
Other assets	**5,174**	4,758	4,890
	9,087	8,943	9,158
	91,703	88,721	83,156
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	**24,089**	23,675	23,853
Business and government	**25,520**	24,299	21,637
Deposit-taking institutions	**7,051**	5,458	6,093
	56,660	53,432	51,583
Other			
Acceptances	**2,725**	3,076	3,160
Obligations related to securities sold short	**11,671**	10,204	8,644
Securities sold under repurchase agreements	**7,269**	8,182	6,643
Other liabilities	**6,789**	7,845	7,093
	28,454	29,307	25,540
Subordinated debentures	**1,764**	1,408	1,473
Non-controlling interest	**422**	370	400
Shareholders' equity			
Preferred shares	**375**	375	375
Common shares	**1,563**	1,545	1,583
Contributed surplus	**8**	7	3
Unrealized foreign currency translation adjustments	**4**	(10)	1
Retained earnings	**2,453**	2,287	2,198
	4,403	4,204	4,160
	91,703	88,721	83,156

Consolidated Statement of Cash Flows

(unaudited) (millions of dollars)	Quarter ended January 31	
	2005	2004
Cash flows from operating activities		
Net income	**239**	186
Adjustments for:		
Provision for credit losses	**17**	44
Amortization of premises and equipment	**15**	12
Future income taxes	**(30)**	(3)
Translation adjustment on foreign currency subordinated debentures	**6**	2
Losses (gains) on sales of investment account securities, net	**(77)**	7
Gains on asset securitization	**(25)**	(17)
Stock option expense	**1**	1
Change in interest payable	**16**	22
Change in interest and dividends receivable	**-**	193
Change in income taxes payable	**46**	(119)
Change in unrealized losses (gains) and net amounts payable on derivative contracts	**120**	(60)
Change in trading account securities	**283**	1,450
Excess of pension plan contributions over expenses	**-**	(15)
Change in other items	**(1,535)**	150
	(924)	1,853
Cash flows from financing activities		
Change in deposits	**3,228**	120
Issuance of subordinated debentures	**350**	-
Maturity of subordinated debentures	**-**	(45)
Issuance of common shares	**18**	14
Repurchase of common shares for cancellation	**-**	(69)
Dividends paid on common shares	**(64)**	(58)
Dividends paid on preferred shares	**(6)**	(6)
Change in obligations related to securities sold short	**1,467**	187
Change in securities sold under repurchase agreements	**(913)**	(2,031)
Change in other items	**14**	(5)
	4,094	(1,893)
Cash flows from investing activities		
Change in loans	**(1,307)**	55
Proceeds from securitization of assets	**494**	470
Purchases of investment account securities	**(5,354)**	(2,595)
Sales of investment account securities	**5,420**	3,816
Change in securities purchased under reverse repurchase agreements	**(1,070)**	(456)
Net acquisition of premises and equipment	**(94)**	(13)
	(1,911)	1,277
Increase in cash and cash equivalents	**1,259**	1,237
Cash and cash equivalents at beginning	**5,777**	7,047
Cash and cash equivalents at end	**7,036**	8,284
Cash and cash equivalents		
Cash	**213**	193
Deposits with financial institutions	**6,823**	8,091
	7,036	8,284
Supplementary information		
Interest and dividends paid	**421**	424
Income taxes paid	**91**	217

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31	
	2005	2004
Preferred shares	**375**	375
Common shares at beginning	**1,545**	1,583
Issuance of common shares	**18**	14
Repurchase of common shares for cancellation (Note 6)	**-**	(14)
Common shares at end	**1,563**	1,583
Contributed surplus at beginning	**7**	2
Stock option expense	**1**	1
Contributed surplus at end	**8**	3
Unrealized foreign currency translation adjustments at beginning	**(10)**	6
Gains (losses) on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**14**	(5)
Unrealized foreign currency translation adjustments at end	**4**	1
Retained earnings at beginning	**2,287**	2,131
Net income	**239**	186
Initial adoption of AcG-15 (Note 2)	**3**	-
Dividends		
Preferred shares	**(6)**	(6)
Common shares	**(70)**	(58)
Premium paid on common shares repurchased for cancellation (Note 6)	**-**	(55)
Retained earnings at end	**2,453**	2,198
Shareholders' equity	**4,403**	4,160

Notes to the Consolidated Financial Statements

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2005.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2004, except for the new standards described in Note 2.

2. Recent Accounting Standards Adopted

Variable interest entities

On November 1, 2004, the Bank adopted Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The application of the provisions of AcG-15 on November 1, 2004 results in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building. The impact of this standard as at November 1, 2004 was an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. Prior period consolidated financial statements have not been restated for this change.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value,
including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline have applied to the Bank since November 1, 2004. They have been applied prospectively.

The impact of the adoption of this new Guideline on the consolidated financial statements for the first quarter of 2005 is negligible.

3. Loans and Impaired Loans

	Gross amount	Impaired loans Gross	Specific allowances	Net
January 31, 2005				
Residential mortgage	**15,452**	**3**	**1**	**2**
Personal and credit card	**8,209**	**33**	**18**	**15**
Business and government	**19,153**	**268**	**151**	**117**
	42,814	**304**	**170**	**134**
General allowance [1]				**(350)**
Impaired loans, net of specific and general allowances				**(216)**
October 31, 2004				
Residential mortgage	15,500	4	2	2
Personal and credit card	7,825	32	17	15
Business and government	18,751	352	209	143
	42,076	388	228	160
General allowance [1]				(350)
Impaired loans, net of specific and general allowances				(190)

[1] The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

4. Allowance for Credit Losses

The changes made to allowances during the first quarter are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	**January 31 2005**	January 31 2004
Allowances at beginning	228	272	78	**578**	630
Provision for credit losses	17	-	-	**17**	44
Write-offs	(86)	-	-	**(86)**	(44)
Recoveries	11	-	-	**11**	13
Allowances at end	170	272	78	**520**	643

5. Pension and Other Employee Future Benefits

	Quarter ended		
	January 31 2005	October 31 2004	January 31 2004
Pension benefit expense	**12**	5	11
Other employee future benefit expense	**-**	2	2

6. Capital Stock

Issued and fully paid as at January 31, 2005	
First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
168,049,508 common shares	1,563
	1,938
7,088,099 stock options outstanding	N/A

Repurchase of common shares

On January 13, 2005, the Bank started a normal course issuer bid for the repurchase of up to 8,400,000 common shares over a 12-month period ending no later than January 12, 2006. Repurchases will be made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares will be charged to retained earnings.

As at January 31, 2005, the Bank had not repurchased any common shares under this program.

7. Securitization

CMHC-guaranteed mortgage loans

During the first quarter of 2005, the Bank securitized $494 million of guaranteed residential mortgage loans through the creation of mortgage-backed securities. The Bank received net cash proceeds of $492 million and retained the rights to the excess spread of $24 million generated on the mortgage loans. The Bank also recorded a servicing liability of $3 million. A pre-tax gain of $19 million, net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

8. Subordinated Debentures

On December 20, 2004, the Bank issued $350 million of subordinated debentures under its Canadian Medium Term Note Program. The issue, Series 3 Medium Term Notes, is due December 2019. Interest on this issue is payable semi-annually at a fixed rate of 4.926% until December 22, 2014, and at a floating rate equal to the rate on three month bankers' acceptances plus 1.00% (paid quarterly) thereafter to maturity.

9. Segment Disclosures

Quarter ended January 31

		Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
		2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Net interest income	(1)	**324**	314	**23**	22	**62**	(6)	**(60)**	(56)	**349**	274
Other income	(1)	**179**	171	**172**	164	**213**	275	**70**	27	**634**	637
Total revenues		**503**	485	**195**	186	**275**	269	**10**	(29)	**983**	911
Operating expenses		**304**	292	**153**	149	**155**	132	**1**	4	**613**	577
Contribution		**199**	193	**42**	37	**120**	137	**9**	(33)	**370**	334
Provision for credit losses		**27**	29	**-**	-	**2**	24	**(12)**	(9)	**17**	44
Income before income taxes and non-controlling interest		**172**	164	**42**	37	**118**	113	**21**	(24)	**353**	290
Income taxes	(1)	**58**	59	**14**	13	**40**	40	**(5)**	(15)	**107**	97
Non-controlling interest		**-**	-	**1**	1	**-**	-	**6**	6	**7**	7
Net income (net loss)		**114**	105	**27**	23	**78**	73	**20**	(15)	**239**	186
Average assets		**42,382**	39,443	**855**	802	**44,302**	42,678	**(5,404)**	(5,446)	**82,135**	77,477

Personal and Commercial

The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management

The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other

The Other heading comprises securitization operations, gains on the sale of operations, certain non-recurring items and the unallocated portion of centralized services.

(1) **Taxable equivalent**

The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable.For all of the operating segments, net interest income was grossed up by $16 million ($13 million in 2004) and other income by $1 million (decreased by $2 million in 2004). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Additional Financial Information

(unaudited)
(millions of dollars, except per share amounts)

	2005	2004				2003			2004	2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	$ **983**	$ 893	$ 857	$ 884	$ 911	$ 903	$ 851	$ 773	$ 3,545	$ 3,363
Net income	$ **239**	$ 192	$ 167	$ 180	$ 186	$ 158	$ 162	$ 138	$ 725	$ 624
Earnings per share										
Basic	**1.39**	1,11	0,95	1,01	1,03	0,87	0,89	0,73	4.10	3.37
Diluted	**1.37**	1,09	0,94	1,00	1,02	0,86	0,88	0,72	4.05	3.34
Dividends per common share	**0.42**	0.38	0.38	0.33	0.33	0.28	0.28	0.26	1.42	1.08
Return on common shareholders' equity	**23.6** %	19.7 %	17.2 %	19.0 %	19.0 %	16.4 %	16.4 %	17.3 %	18.8 %	16.5 %
Total assets	$ **91,703**	$ 88,721	$ 85,481	$ 86,466	$ 83,156	$ 84,626	$ 80,474	$ 77,852		
Impaired loans										
Net private	$ **134**	$ 160	$ 199	$ 219	$ 232	$ 248	$ 230	$ 225		
Designated countries										
Gross outstanding	-	-	-	10	10	22	23	23		
Allowances	-	-	-	9	8	19	20	22		
Net total	**134**	160	199	220	234	251	233	226		
Per common share										
Book value	**23.97**	22,87 $	22,30 $	21,94 $	21,81 $	21,32 $	20,77 $	20,28 $		
Stock trading range										
High	**49.75**	48,78	45,50	47,93	45,00	41,19	37,41	35,15		
Low	**46.39**	42,31	42,72	43,27	40,17	34,50	34,55	31,26		

Information for Shareholders and Investors

Investor Relations

Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations

600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: www.nbc.ca
General information: telnat@nbc.ca

Quarterly report publication dates for fiscal 2004-2005
Second quarter: May 26, 2005
Third quarter: August 25, 2005
Fourth quarter: December 8, 2005

DISCLOSURE OF 1st QUARTER 2005 RESULTS

Conference Call

- A conference call for analysts and institutional investors will be held on **February 24, 2005 at 1:00 p.m. ET.**
- Access by telephone is **1-877-211-7911** or **(416) 405-9310**
- A recording of the conference call can be heard until March 3, 2005 by calling **1-800-408-3053 or (416) 695-5800**. The access code is **3139876**.

Webcast:

- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at **www.nbc.ca/investorrelations.**
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer agent and registrar

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
E-mail: **clientele@tbn.bnc.ca**

Direct deposit service for dividends

Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment Plan

National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter, to purchase shares.
For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

-30-

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

File No. 82-3764


RECEIVED
2005 MAY 10 A 9:4


NATIONAL BANK
TRUST

February 25, 2005

SUBJECT : NATIONAL BANK OF CANADA

To Whom it may concern,

As defined in the National Instrument 54-102, we hereby confirm that on **February 25, 2005** we have sent a copy of the "Quarterly Report to shareholders – **First** Quarter ended **January 31, 2005**", to all registered holders of the Supplementary Mailing List of the above-noted Company.

We trust the above is to your entire satisfaction.

Yours truly,

SHARE OWNERSHIP MANAGEMENT

Per : (signed) Sylvie St-Pierre
Technical Advisor
Tel. : 1 (800) 341-1419

900-1100 University Street
Montréal (Québec)
H3B 2G7


TRUST
BANQUE NATIONALE

Le 25 février 2005

Objet : BANQUE NATIONALE DU CANADA

Mesdames, Messieurs,

Tel que défini dans la norme canadienne 54-102, la présente est pour vous confirmer que le **25 février 2005** nous avons effectué l'envoi du " rapport trimestriel aux actionnaires – **premier** trimestre terminé le **31 janvier 2005**" aux actionnaires inscrits à la liste supplémentaire de la compagnie susmentionnée.

Nous espérons le tout conforme et vous prions d'agréer, Mesdames, Messieurs, l'expression de nos sentiments les meilleurs.

GESTION DE L'ACTIONNARIAT

PAR : (signé) Sylvie St-Pierre
Conseiller technique
Tél. : 1 (800) 341-1419

900-1100 rue University
Montréal (Québec)
H3B 2G7

File No. 82-3764



For immediate release

Press Release

National Bank announces new preferred share issue

Montreal, February 24, 2005 – National Bank today announced a domestic public offering of $200 million of Non-Cumulative Fixed Rate First Preferred Shares Series 16 (the "Preferred Shares").

The Bank will issue 8 million Preferred Shares priced at $25 per share and holders will be entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.303125 per share, to yield 4.85 per cent annually.

Subject to regulatory approval, on or after May 15, 2010 the Bank may redeem the Preferred Shares in whole or in part at a declining premium.

The net proceeds of this offering will be used for general business purposes and will qualify as Tier 1 capital of the Bank.

The offering will be underwritten by a syndicate led by National Bank Financial Inc. The expected closing date is March 15, 2005.

The Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About the National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. The National Bank has assets of more than $90 billion and, together with its subsidiaries, employs close to 17,000 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website at www.nbc.ca.

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Information: *(The telephone number provided below is for the exclusive use of journalists and other media representatives.)*

Denis Dubé
Manager, Public Relations Department
National Bank of Canada
Tel.: (514) 394-8644

Public Relations Department
National Bank of Canada
600 rue de La Gauchetière West
10th Floor
Montréal Quebec H3B 4L2

File No. 82-3764

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.17 dated February 18, 2005.

(to the short form shelf prospectus dated July 14, 2003)


NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2015

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2005-02 Notes	CUSIP No.: ISIN No.:	633067 52 5 CA 6330675258
ISSUE SIZE:	Minimum 100,000 Notes (CDN$10,000,000) Maximum 250,000 Notes (CDN$25,000,000)		
INITIAL INDEX VALUE:	CDN$99 per Note		
ISSUE AND DELIVERY DATE:	February 22, 2005		
NET PROCEEDS TO BANK:	Minimum CDN$ 9,900,000 Maximum CDN$ 24,750,000 (if all the Notes are sold and excluding expenses of issue)		
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	2,647,408 (excluding those described in this Pricing Supplement)		
MATURITY DATE:	February 23, 2015		
MANAGEMENT FEE:	1.00% per annum		
SERVICE FEE:	1.00% per annum		

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. The scope of the audit with respect to the Program has been amended by the Bank; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a. the Annual Information Form of the Bank dated January 18, 2005;

b. the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2004, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2003 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2004; and

c. the Management Proxy Circular dated January 13, 2005 in connection with the Bank's annual meeting of shareholders to be held on March 2, 2005, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference.

File No. 82-3764


NATIONAL
BANK
OF CANADA

2004 Social Responsibility Report

A responsible bank



commitment

integrity

listening

respect

Table of Contents

A responsible bank



In recent years, corporate social responsibility (CSR) has been much discussed in think tanks and business circles. While CSR has been the subject of many articles in the media, the concept is still relatively unknown.

For some, CSR is defined by the donations a business makes to philanthropic organizations. For others, it also includes the jobs a company creates and the resulting economic and social benefits. CSR is all that—and much more. It is the way a company ensures the equitable treatment of all of its stakeholders in all its activities. Business and society are interdependent. They rely on each other for their mutual well-being. Business leaders intent on running their companies according to CSR principles will strive to integrate the economic, social, ethical and environmental aspects of their activities in order to meet the expectations of all stakeholders.

At National Bank, we continued our CSR initiatives in 2004 by providing ongoing support for philanthropic activities across Canada, taking action to continue developing sustainable relationships with both individual and business clients in order to meet their needs and expectations, creating a supportive work environment where employees can achieve their full potential, continually implementing new rules of conduct to ensure sound and effective governance, financing green businesses, and providing our shareholders with a solid return on their investment.

In 2004, we reviewed our donations policy to ensure that it responded to current community needs and to further recognize the commitment of employees who, on their own initiative or on the Bank's behalf, give thousands of hours of their time each year to a wide range of community causes.

Furthermore, we believe that developing sustainable relations with clients depends on all employees working toward the same goal, that is, to offer every individual or business client superior quality service, everywhere and at all times.

In 2004, we pursued our commitment to continuously improve quality across the organization by implementing programs to focus all employees on a common goal: client satisfaction. The special attention paid to service quality by the Bank and its employees was recognized at the 2004 *Grands Prix québécois de la qualité* where we were awarded an honourable mention in the large service company category.

We foster the development of the men and women who have chosen us as their employer by consulting them regularly and investing in programs, tailored to their expectations, that further hone their skills. We are proud to have made the 2005 list of the 50 Best Employers in Canada, published by The Globe and Mail's *Report on Business* magazine, the Montreal daily *La Presse* and Hewitt Associates, a global human resources outsourcing and consulting firm.

Since its inception, the Bank's goal has always been to ensure strict management of its activities. We have adopted rules of conduct, policies and procedures to guide our activities, help provide value for our shareholders and reliable, quality services to the various client groups we serve, and ensure an equitable work environment for our employees and the fair treatment of our suppliers and partners. This year, our efforts were rewarded when we took top honours in the large company category at the third edition of the Korn/Ferry-*Revue Commerce* Awards for Excellence in Corporate Governance.

I would like to take this opportunity to commend our employees and thank them for their important contribution. It is thanks to their commitment, competence and hard work that the Bank has been able to achieve its business objectives and continue its work in order to assume its responsibilities towards all of its stakeholders: the communities in which it operates, our clients, our employees, our partners and our shareholders.

Réal Raymond
President and Chief Executive Officer

THE RIGHT STRATEGY AND OBJECTIVES YIELD SOLID RESULTS

Our growth strategy

National Bank's growth strategy is solidly geared to the Canadian market, particularly Quebec. The model adopted by the Bank is that of a super-regional bank, that is to say, one that concentrates its resources in a given area rather than deploying them country-wide. In its core market of Quebec, the Bank aims to occupy a position of strength in its Retail Banking, SME and Corporate Banking segments—a position that will give it a solid footing it can defend against the larger players with which it competes at the national level.

This super-regional bank model in no way prevents us from moving beyond our core market. When doing so, however, we must be selective and choose specialized niches in which we wish to have a national presence, such as brokerage and mutual funds.

Our key success factors

All banks with diversified operations have certain objectives in common, namely, to ensure a varied range of profitable products, credit quality, operational efficiency and sound financial management. To take full advantage of its business model, the Bank has also identified six key success factors that underpin its orientations. These six factors involve maintaining a dominant position in Quebec, keeping activities outside Quebec very focussed, providing quality service to attain a high level of client satisfaction, creating economies of scope through a comprehensive product offering, maintaining an excellent level of capitalization and forging partnerships to increase revenues and reduce costs.

Our financial objectives and results

Hundreds of thousands of Canadians are shareholders of National Bank either through the direct ownership of Bank shares or through their participation in pension plans that invest in Bank shares. We have a responsibility towards them. That is why we constantly strive to add value to their investment. To this end, and in order to evaluate the success of our strategy and our progress in achieving our key success factors, each year we set specific, measurable financial objectives.

In 2004, the Bank achieved or exceeded all of its financial targets. Net income was $725 million, up 16%, while earnings per share reached $4.10, an increase of 22%. Return on common shareholders' equity was 18.8% versus 16.5% in 2003, and 35% of net income attributable to common shareholders was paid out as dividends. Lastly, the Bank maintained a Tier 1 capital ratio of 9.6%, the upper limit of the target range.

The following table shows our 2004 results compared with our 2004 objectives as well as our objectives for 2005.

Objectives and results

	2004 Objectives	2004 Results	2005 Objectives
Growth in earnings per share	5% - 10%	22%	5% - 10%
Return on common shareholders' equity	15% - 17%	18.8%	16% - 18%
Tier 1 capital ratio	8.75% - 9.50%	9.6%	more than 8.5%
Dividend payout ratio	35% - 45%	35%	35% - 45%

Our commitment to our stakeholders

The performance of a bank is measured not only in financial terms, but also by its ability to meet the expectations of its partners.

We have been present in the communities in which we operate for close to 150 years and are an integral part of them. We have a responsibility to them—a responsibility we assume by participating in their economic and social development through our commitment, and that of our employees, to improving the quality of life of our society. The section "A tradition of helping others" summarizes our donations, philanthropic activities and social sponsorships for 2004 and includes tributes to the generosity of our employees.

Our success depends on our ability to build long-term relationships with our clients. For this reason, we have made quality service and client satisfaction our top priorities. The "Superior service quality" and "A partner of choice for SMEs" sections of this Report present the programs, products and services we have implemented to meet the needs of the different groups of clients we serve.

Another critical element is the competence of our staff. We are continually investing in order to create a veritable culture of excellence and attract, develop and retain top talent. The section "A supportive work environment" describes the range of programs offered to meet the expectations of our employees and enable them to fulfill their potential.

Detailed financial information is available in our 2004 Annual Report, which can be found on the Bank's website at www.nbc.ca under *Investor Relations*.

A TRADITION OF HELPING OTHERS

For almost 150 years, National Bank has been an integral part of the communities it serves. We contribute to their economic development through the services we provide our individual and business clients and to their social development through our commitment to improving the quality of life of our fellow citizens. We demonstrate this commitment through donations, philanthropic activities, sponsorships as well as the volunteer efforts of employees and the dedication of our senior officers.

In 2004, the Bank and its subsidiaries contributed $12 million to hundreds of Canadian education, health care, cultural and community assistance organizations through corporate donations, sponsorships, in-branch fundraising activities and various benefit events.

Each year, we receive several thousand requests for donations. In 2004, we distributed over $5.5 million to hundreds of organizations across Canada and invested close to $4 million in sponsorships. The many fundraising activities organized by our branch employees raised over half a million dollars for local organizations. Bank employees also held numerous events, including golf tournaments and benefit dinners, which provided community groups with some $2 million in funding this year.

This past year, the Bank revised its donations policy to better reflect the current needs of communities as well as to promote and recognize employees' volunteer work. Our policy gives priority to causes and organizations in the fields of education, health care, community assistance and culture. Requests for funding are analyzed by a donations committee which determines the amount to be granted.

In 2005, we will be adding a section to our website where organizations will be able to find information on the sectors we support and the procedure for requesting a donation or sponsorship.

Supporting skills development

Education is one of our core values. We firmly believe that the development of skills is the foundation for a fulfilling life and sound economy. We therefore encourage young people and adults to pursue or resume their studies so that they can actively contribute to the sustainable economic development of our society.

The Bank and its subsidiaries promote the quality of post-secondary education and facilitate access to educational institutions through donations to several Canadian colleges and universities. We encourage the pursuit or continuation of studies by establishing bursaries and support a variety of educational programs aimed at advancing knowledge in many fields. In 2004, our contribution to the educational sector accounted for 23% of our donations. Below are some examples.

Financial support for Canadian universities
Réal Raymond, President and Chief Executive Officer of the Bank, and himself a graduate of the **Université du Québec à Montréal**, continued his efforts to ensure the success of the UQAM fundraising campaign, which began in 2002 and will continue through 2007. As campaign chairman, Mr. Raymond has increased the awareness of business leaders to the importance of funding UQAM to ensure that it continues offering high-quality education to people who are broadening their skill sets while working. In 2003, the Bank pledged $2 million over 10 years to this campaign.

To ensure the sustainable economic development of our society, it is essential to train financial specialists who will be able to help companies grow and thrive. It is therefore important that doctoral students have access to adequate funding in order to pursue their research. In 2004, the Bank pledged $1 million to Concordia University's **John Molson School of Business** to establish a new PhD fellowship program to support the work of doctoral candidates in the field of finance. Over the next 10 years, this program will provide students working towards a PhD in finance with valuable financial assistance in the form of $20,000 fellowships.



Tony Meti, Senior Vice-President – Commercial Banking and International at the Bank, and a graduate of Concordia University (right), and Jerry Tomberlin, Dean of the John Molson School of Business (left), with the first two recipients of the new National Bank Fellowships, Lara El-Tayara and Arsen Nanyan, doctoral students in financial research.

To mark the 400th anniversary of Acadia, the Bank made a $500,000 donation to the **University of Moncton**, one of the leading institutions in Acadia and a beacon for francophone culture in Eastern Canada. Our donation was made as part of the university's Excellence fundraising campaign. The Bank has been a partner of this university since it was founded 40 years ago.

Realizing dreams of an education
The Bank is one of the main sponsors of the *Virginie* Bursary Program launched by Aetios Productions and Radio-Canada, responsible for producing and airing the popular French-language TV series about a high school teacher. Thirty bursaries worth $20,000 each have been awarded to students or young people and adults who want to go back to school. To qualify, participants were asked to write a text about their dreams of an education and the hurdles they faced. Over 200,000 texts were submitted, exceeding all expectations.

Visual arts in support of education
For the 5th consecutive year, the Bank, National Bank Financial and the Iris art gallery organized a vernissage of works by Quebec artists on behalf of the *Fondation du Collège Montmorency*. Over 200 people attended and a total of $4,000, representing 10% of sales, was donated to the foundation for the acquisition of new technology for Cégep Montmorency in Laval, just outside Montreal.

Learning how to manage a budget
Teenagers who know how to budget have mastered an invaluable skill. Again this year, employees of the Bank became "volunteer bankers," holding seminars on how to plan and manage a budget for high school students in their community. These employees give willingly of their time as part of the Canadian Bankers Association's "There's Something about Money" program.

Pencils for Guatemala
Guatemala has a major literacy problem. Many children do not know how to read or write, and poverty prevents parents from buying their children school supplies. The Canada-Guatemala Chamber of Commerce has launched a campaign to collect school supplies, especially pencils, to distribute to the country's various regions.

Employees of National Bank Securities Advisory Service and TelNat actively participated in this campaign. They collected close to 5,000 pencils which were sent to Guatemala during the summer of 2004.

Encouraging our future Olympians
We support talented young athletes and encourage them to persevere in their determination, hard work and dedication to their chosen sport. Since 1993, we have funded the National Bank Bursary Program whose objective is to help promising young athletes achieve their goal of competing at the Olympics. The athletes must also have a post-career plan, such as furthering their education.

In 2004, 36 athletes shared $75,000 under the 12th edition of the Program. Since the Program's inception, $450,000 has been awarded to 300 athletes.

The National Bank Bursary Program is managed by the Quebec Foundation for Athletic Excellence. It is open to all athletes who participate in an Olympic or Paralympic discipline and features three categories: Excellence, Elite and Hopefuls.

"It's really important to support our athletes as soon as they make their mark on the national and international scenes because they need our backing long before they win a medal."

- **Sylvie Bernier,**
Spokesperson for the Quebec Foundation for Athletic Excellence


THENS 2004

Myriam Boileau, who finished seventh in the women's 10-metre platform diving at the Olympics in Athens, received a $2,500 Excellence bursary in 2004. Myriam is studying social work at the *Université de Montréal*.



The Bank donated $50,000 to the *Fondation pour l'alphabétisation*. Luc Papineau, Senior Vice-President – Sales and Personal Banking at the Bank (centre), with Sophie Labrecque, Chief Executive Officer of the *Fondation*, and Alain Denis, Literacy Ambassador.

Learning to read and write
According to the latest International Adult Literacy survey, 21.1% of Quebecers and 17% of Canadians between the ages of 16 and 65 have low literacy skills. In order for everyone to be able to read, understand and use written information to improve their knowledge and achieve their full potential, in 2004, we pledged $50,000 over five years to the *Fondation pour l'alphabétisation*, an organization committed to ensuring that all adults have access to basic training in reading and writing.

The *Fondation*, which pairs up individuals and organizations who want to help adults who have poor reading and writing skills, has the largest network of volunteer tutors (individuals and organizations) in Canada.

Supporting causes that promote health

At the Bank, we believe it is important to contribute to causes related to community health and wellness. We provide financial assistance to hospitals for the purchase of sophisticated medical equipment, and funding for medical research leading to the discovery of treatments or cures for serious illnesses.

In 2004, we continued to support numerous hospitals and research facilities across Canada. Below are some of the ways we contributed to the health sector in 2004.

Supporting health care institutions across the country
Hôpital Sainte-Justine is a world-class centre for pediatric and perinatal care affiliated with the *Université de Montréal*. In 2007, *Hôpital Sainte-Justine* will celebrate its 100th anniversary. It is recognized for its three-fold mission—care, research and teaching—as well as for its commitment toward children and mothers. In 2004, we pledged $1.25 million to the **Fondation de l'Hôpital Sainte-Justine** as part of its "Growing Up Healthy" campaign. Our contribution will go toward building a state-of-the-art research centre and academic pavilion, constructing technology wings and refurbishing clinics and health care units as well as expanding the cancer centre.

Toronto General Hospital is leading the way in cardiac care, organ transplants and the treatment of complex medical conditions. Toronto Western Hospital is located in the heart of the city and has provided community care and specialized services for more than 100 years. The Bank and its subsidiary National Bank Financial have pledged $400,000 over five years to the fundraising campaign of the **Toronto General & Western Hospital Foundation**.

The funds will be used to establish the E.D. Wigle Chair in Cardiology Research and to create a teaching position specialized in the cardiac problems of women with high-risk pregnancies, as well as a research scholarship in cardiovascular surgery.

In 1996, the Enfant-Jésus and Saint-Sacrement hospitals in Quebec City merged to form the *Centre hospitalier affilié universitaire de Québec* whose mission is to provide general, specialized and ultra-specialized health care. In 2004, we pledged $250,000 over five years to the **Fondation des hôpitaux Enfant-Jésus – Saint-Sacrement** as part of its 2003-2007 development campaign. The proceeds will go toward seven priority projects involving the trauma, neurology, ophthalmology, breast disease, outpatient and research centres, and the digitizing of radiology files.

The **St. Boniface Hospital & Research Foundation** is dedicated to making quality health care and research initiatives a reality for its community. Established in 1871 by the Grey Nuns, St. Boniface General Hospital plays a vital role in providing health care services to the people of Manitoba. It was the first hospital in Western Canada and is now one of the leading research and patient care facilities in the country. The Bank has pledged $100,000 over five years to the Foundation's "HeartCare" fundraising campaign. These funds will be used to construct the new I.H. Asper Clinical Research Institute, dedicated to the discovery of innovative treatments for heart disease.

Helping researchers
The *Fondation Armand-Frappier* was established in 1978 to raise funds to support researchers and students and finance various research and higher education programs at the *Institut Armand-Frappier.*

The *Fondation* aims to promote the continuation of the work of Dr. Armand-Frappier who, in 1938, founded the *Institut de microbiologie et d'hygiène de Montréal*, which was renamed after him in 1975 when it became part of the *Université du Québec.*

The *Fondation*'s main fundraising activity is its *Fête champêtre*, a benefit held at the beginning of the summer on the grounds of the *INRS-Institut Armand-Frappier* bordering Rivière des Prairies in Laval, just outside Montreal. Réal Raymond, President and Chief Executive Officer of the Bank, was Honorary President of the 2004 *Fête champêtre*, which raised $1,450,000. These funds will be used, among other things, to set up 34 research scholarships in partnership with faculty at the *INRS-Institut Armand-Frappier.*



Myriam Jean, doctoral student in biology at the *INRS-Institut Armand-Frappier* and recipient of the 2004 National Bank scholarship, is pursuing research into the treatment of diabetes.

The Bank and National Bank Financial took advantage of the event to announce the creation of a $200,000 fund whose returns will be used to award a scholarship in perpetuity to a doctoral student.

"With the creation of the National Bank of Canada Fund, more young doctoral researchers will now be able to study full time. This generous contribution will advance the scientific research needed to perfect new therapies and improve the quality of life of our fellow citizens."

- **Clément Joly**, FCA,
President and Chief Executive Officer,
Fondation Armand-Frappier

Our branches get involved
Our network of branches is regularly called upon to lend a hand in fundraising efforts for local, regional and national organizations. For instance, we have supported the annual fundraising campaign of the Foundation for Research into Children's Diseases for the past nine years by selling tickets in our Quebec branches for the National Bank Ovide Duck Race, a popular annual summer event in Montreal. This year, picnic blankets were also sold, helping to raise $191,000.

Wearing jeans for a good cause
On May 11, 2004, over 1,400 Bank employees in the Montreal region each paid $5 for the privilege of wearing jeans to work on National Denim Day. This intiative raised $7,800 for the CURE Foundation, an organization that funds basic and clinical research on breast cancer.

Preserving dignity
The *Maison Victor-Gadbois*, located in Saint-Mathieu-de-Beloeil on Montreal's South Shore, provides palliative care, free of charge, in an atmosphere of dignity and serenity, to terminally ill cancer patients aged 18 and over.

As part of the sixth annual auction in aid of *Maison Victor-Gadbois*, South Shore employees organized a fundraising drive in the branches, sold tickets and collected various items to be auctioned.

The Bank also donated $5,000 to sponsor the event, which this year was organized by a National Bank Financial employee.

Funding pediatric oncology research
Once again this year, to support research and treatment in pediatric oncology, employees at our New Brunswick branches organized two activities to raise funds for the Dr. Georges-L. Dumont Hospital Foundation and the Beauséjour Medical Research Institute. They held a golf tournament in the summer and, in the winter, sold Christmas cards illustrated by children undergoing cancer treatment at the Dr. Léon-Richard Oncology Centre. They raised $25,000 through these two activities.

A sale-leaseback transaction beneficial to the community
In 2004, National Bank Financial was the lead financial advisor in a sale-leaseback real estate transaction between St. Joseph Corporation and Summit REIT. This transaction, which raised over $35 million for St. Joseph Corporation, was a key transaction for one of Canada's leading corporate citizens. At the heart of St. Joseph Corporation's "Values and Guiding Principles" is a deeply rooted sense of social responsibility which it demonstrates by donating 10% of its yearly profits to causes such as children's charities, education and medical research.

Cycling for multiple sclerosis
For close to 10 years, employees of National Bank Financial have hopped on their bikes for the MS Bike Tour to raise funds for research and services for people with multiple sclerosis. In 2004, some 40 employees and their families joined the groups in Quebec City and Laval, raising more than $33,000 for MS research and services.



Some 40 National Bank Financial employees and their families participated in the MS Bike Tour to benefit research into multiple sclerosis.

Community assistance – the foundation for a better society

In its document "Building Caring Communities and Supporting their Ability to Act," Centraide of Greater Montreal notes that: "mutual aid develops ties between people and frees up their immense potential for creativity." Community assistance promotes more caring communities in which people have an opportunity to achieve their full potential. We realize that we are a link in the chain of community assistance, contributing to the social development of the communities where we are present. That is why the Bank and its employees support organizations dedicated to promoting community well-being and helping those in need. Here are some of the causes we supported this past year.

People who help people who help people
This United Way/Centraide slogan certainly illustrates the role this important organization plays in Canadian communities. Every year, the Bank, its subsidiaries and employees contribute to United Way/Centraide campaigns right across the country.

In 2004, the efforts deployed by the Bank's campaign coordinators to rally personnel to this cause succeeded in raising $578,789 in donations from employees and retired employees, a 13% increase over 2003. The Bank added a corporate donation of $480,000 for a total contribution of over $1 million to the Centraide of Greater Montreal campaign.

Elsewhere across Canada, employees and the Bank donated a total of $310,000 to the United Way/Centraide campaigns. National Bank Financial and its employees also donated close to $300,000, bringing the total donated to United Way/ Centraide to over $1.6 million.

Moreover, we invited our clients to give to Centraide by including a donation request in 500,000 account statements in September 2004.

Fulfilling a dream
Normand Léveillé, a former hockey player with the Boston Bruins, had his professional sports career cut short when he suffered a brain aneurysm during a game in 1982. Only 19 at the time, Normand had a promising career ahead of him when tragedy struck. He survived the aneurysm but was left a hemiplegic (paralyzed on one side of his body) and aphasic (his ability to speak was affected).



Louis Vachon, Chairman of the Board of National Bank Financial Group and Natcan Investment Management, agreed to chair the 2004-2008 fundraising campaign for the *Centre Normand-Léveillé* for persons with disabilities and whose objectives include increasing the Centre's capacity.

Gradually, he learned to cope with his new condition. This victory prompted him to take on another challenge: to build a fully accessible recreational centre where people with disabilities and their families and caregivers would feel welcome. In 1995, this dream came true with the opening of the *Centre Normand-Léveillé.*

In 2004, Louis Vachon, Chairman of the Board of National Bank Financial Group and Natcan Investment Management, agreed to chair the 2004-2008 fundraising campaign of the *Fondation du Centre Normand-Léveillé.* The Bank pledged $150,000 over five years to the *Fondation* to help renovate and increase the Centre's capacity and consolidate its existing activities.

Mira guide dogs
For seven years now, employees in our network of branches have been collecting funds for the Mira Foundation which trains guide and assistance dogs for persons with visual or physical disabilities. Last year, we raised nearly $325,000, about 10% more than the year before, through the sale of key chains bearing the image of a Mira guide dog.

In 2004, the Bank also gave the Mira Foundation the amounts received from the recycling of printer cartridges used in our offices and branches. About $57,000 was raised in this way for the Foundation.

Walk-a-thon for the Chinese community
The Mon Sheong Foundation is an important charitable organization that provides services to Toronto's Chinese community, including a home for seniors, and a school where children can learn to read, write and speak Chinese.

Employees at our Toronto branches that serve an Asian clientele have participated in the Foundation's annual Fun Run & Walk for about 10 years. In 2004, they succeeded in raising more than $10,000.

Easter Seals March of Dimes
The March of Dimes was established in 1938 by U.S. President Franklin D. Roosevelt, a polio victim, to raise funds for polio research and to assist polio victims. Over the years, its mission has broadened and it has become one of the most important charities in Canada, serving people of all ages with physical disabilities.

For the seventh consecutive year, our employees in Edmonton, Alberta, took part in the Easter Seals 24-Hour Relay in their city on June 26 and 27, 2004. Their team, dubbed *The National Bank Machines*, raised nearly $16,000 on behalf of the organization. The team was named top corporate fundraiser and three employees ranked among the top 20 fundraisers. Craig Braun, Senior Manager - Oil Field Services, collected nearly $9,500 single-handedly.

Promoting physical activity among young people
For the past six years, Diane Godbout and Mireille Couillard, employees in the Chaudière-Appalaches region of Quebec, have volunteered for the *Défi Banque Nationale - Course sur route de l'Islet*, an annual National Bank activity held as part of the *Circuit de course à pied des deux rives* foot race. This year's run drew 200 participants and the $1,000 raised was donated to the *École secondaire Bon-Pasteur* for its physical fitness week. Throughout this activity, high school students and staff are encouraged to get moving, either walking or running, to log 2,500 kilometres by week's end.

Community assistance outside of Canada
Natbank, a subsidiary of the Bank established in 1994, operates two branches in Florida: one in Pompano Beach, the other in Hollywood. Last year, Natbank set up the Raymond-Gélinas Foundation as a tribute to Mr. Gélinas, President and founder of Natbank, who passed away in 2003 and was known for his community service work. In 2004, the more than $6,000 raised through Natbank's annual golf tournament was turned over to the Foundation, which supports local community organizations.

Contributing to the well-being of children with disabilities
For the past five years, National Bank Insurance, in collaboration with AXA Canada, has organized a gala fundraising evening on behalf of the Quebec Society for Disabled Children. Since 1930, this organization has been committed to helping children with disabilities lead full lives and to providing their parents with the support and assistance they need. In 2004, the benefit raised $85,000 for the Society.

A new look on behalf of homeless youth
During a business trip with 25 of his top investment advisors, Kym Anthony, President and Chief Executive Officer of National Bank Financial Group, was issued the following challenge: each advisor would donate $1,000 to a charitable organization of Mr. Anthony's choosing if he agreed to dye his hair blond. Kym Anthony accepted the challenge, and two charities providing services to homeless youth, Toronto's Yonge Street Mission and Montreal's *Dans la rue*, each received $12,500.


30 AOÛT 2004
14 FONDATIONS
80 000
QUATRE-VINGT MILLE
RÉGION LAVAL
LAURENTIDES LANAUDIÈRE

Luc Papineau, Senior Vice-President - Sales and Personal Banking; Louise Simard, Senior Manager - Commercial Banking, North Shore; Pierre Dubreuil, Senior Vice-President - Commercial Banking, Greater Montreal and Southern Quebec; Jacques Naud, Regional Vice-President, Laval/North Shore; Raymond H. Keroack, Vice-President - Commercial Banking, Laval/North Shore and Abitibi/Témiscamingue; and Kathleen Zicat, Vice-President - Sales and Personal Banking, Laval/Northern and Western Quebec.

Golfing for a cause
During the summer, Bank regions across the country organize golf tournaments to raise funds for local community organizations. For example, for the past 14 years, employees in the Laval/Laurentians/Lanaudière region north of Montreal have organized a golf tournament to benefit 14 local charities. The $80,000 raised at the 2004 tournament will be used to improve the well-being of communities.

The National Bank Défi sportif champions
For the second year in a row, the Bank sponsored *Défi sportif*, a multi-sports competition for athletes with disabilities. This year, over 2,400 athletes from around the world took part in the Montreal event. First held in 1984, *Défi sportif* raises awareness of the social integration of people with disabilities and—more importantly—shows that they, too, can achieve their dreams.

The Bank's contribution sponsors 16 National Bank *Défi sportif* champions. They act as ambassadors for their respective disciplines, for *Défi sportif* and for equality and social integration. The champions are selected for their athletic ability and communication skills. Their role is to act as peer representatives in dealings with the media and the general public.



National Bank *Défi sportif* champions in the company of Lynn Jeanniot, Vice-President – Marketing and Public Affairs; France Pelletier, Manager of the Equity and Diversity Department at the Bank; athlete Chantal Petitclerc (the first three on the left) and other spokespersons of the event.

Culture: making our lives richer

Promoting art and culture is also part of our responsibility to the community. For over 100 years, our commitment to the visual arts has been immediately apparent to visitors to our branches and Head Office, where prints, drawings, paintings, sculptures and photographs from our collection of Quebec art are exhibited. With over 6,000 original works of art, National Bank boasts one of the largest corporate collections in the country. In addition to encouraging visual artists, we support creators in the performing arts, as well as numerous cultural institutions across the country. Below are some examples of our contribution to the arts and culture in 2004.

A new auditorium in Rimouski
Rimouski is the regional capital of the Lower St. Lawrence administrative region in Quebec. It is also the region's cultural centre and the site of a new auditorium that was designed to serve the cultural needs of people in the Rimouski region. In 2004, the Bank donated $50,000 for the construction of this new facility, which will seat close to 900 and host a variety of activities and attractions.

An award celebrating Quebec literature
The *Prix littéraire des collégiens* is a tribute paid by young people to contemporary Quebec literature. It seeks to foster a love of reading, a critical eye, writing skills and creativity in young people. Every year, Quebec college students are invited to read five works selected by a committee of literary critics and to discuss them in class. A jury, composed of students from the participating colleges, then selects the winner.

This year, the Bank donated $10,000 to the *Prix littéraire des collégiens*. These funds were used to provide books to the colleges and award prizes to participants, including a cultural trip to France. The 2004 *Prix littéraire des collégiens*, which comes with a $5,000 purse, went to Ook Chung, a Quebec writer of Korean descent, for his collection of short stories, *Contes butô*.

Children's theatre
Founded in 1984, the *Maison Théâtre* is a vibrant Montreal-based collective of 22 theatre companies dedicated to introducing young audiences to the world of theatre. A partner of *Maison Théâtre* for 15 years, the Bank donated $6,000 this year to help the Carrousel theatre company produce a play for children aged 7 to 10.



For the past 15 years, the Bank has been a partner of *Maison Théâtre*, which is dedicated to introducing children and young people to the world of theatre.

Altamira concerts for youth
Our subsidiary Altamira, a mutual fund company headquartered in Toronto, operates the Altamira Foundation, which provides grants to fund charitable organizations that help children and young people.

Every summer for the past 10 years, the Altamira Foundation has staged free performances on the shores of Lake Ontario, in Toronto. What began as a series of opera performances put on by the Canadian Opera Company, has now grown to include performances by The National Ballet of Canada (starting in 2003) and the Toronto Symphony Orchestra (starting in 2004). In 2004, donations from some 30,000 spectators raised $52,000 for child and youth organizations that focus on cultural education.



The National Ballet of Canada is one of the three cultural organizations to participate in Altamira Summer Arts, organized by Altamira's Toronto staff, with all proceeds going to the Altamira Foundation for youth arts education programs.

"These free, outdoor performances are very rewarding, both for our exceptional artists, and for Toronto audiences. I am grateful for Altamira's vision and genuine enthusiasm for enriching Toronto's cultural landscape."

- **James Kudelka**, Artistic Director, The National Ballet of Canada

2004 donations by sector of activity as a percentage of total donations


Other
7%
23%
Education
Culture
15%
Community
24%
31%
Health

Employees serving their communities

According to the findings of the National Survey of Nonprofit and Voluntary Organizations released in September 2004, Canadians volunteer 2 billion hours every year (the equivalent of more than 1 million full-time jobs), fill 19 million volunteer positions and donate $8 billion annually.

The Bank encourages its employees to give back to the community and applauds their efforts to do so.

The André Bérard Volunteer Award, for instance, recognizes employees who have distinguished themselves through their volunteer work with a local organization. Recipients of this annual award (or of an honourable mention) are given a donation from the Bank to present to the cause they support.

An example of courage
Pauline Ngirumpatse works in the Bank's Loan Collection and Recovery Department. A native of Rwanda, she lost her entire family during the genocide in that country 10 years ago in which several hundred thousand people were killed. When she arrived in Canada in 1994, instead of dwelling on the past, she chose to look to the future by co-founding Human First, an organization dedicated to promoting greater awareness of crimes against humanity. In 2004, in conjunction with the Canadian Red Cross in Quebec, the organization held a ceremony at the *Université du Québec à Montréal* to commemorate the 10th anniversary of the Rwandan genocide.

A very active retirement
Jocelyne Hébert, a retired employee of the Bank in the Quebec City region, is very active in her community, volunteering many hours to a variety of cultural and community organizations. For over three years, she has been a volunteer with Quebec City's winter carnival, where she works primarily in the reception and protocol departments. She has also volunteered with *Opération Enfant Soleil*, a charity that works to ensure that sick children receive the best care possible, *Opération Nez Rouge*, the *Fêtes de la Saint-Jean-Baptiste*, the *Transat Québec/Saint-Malo*, the *Festival de la gastronomie de Québec* and the *Salon international du livre de Québec!*

Tackling the drop-out problem
Louis Jr. Millette is a Senior Commercial Banking Manager in the Mauricie region of Quebec. He is also the driving force behind *Opération Persévérance scolaire*, a pilot program set up three years ago by the *Chambre de commerce et d'industrie de Trois-Rivières* to encourage young people to stay in school. Members of the *Persévérance scolaire* committee, headed by Mr. Millette, visit schools in the region and share school, work and personal experiences with students who often fail to see the connection between finishing school and getting a good job. These meetings have been a great hit with students and teachers alike, and plans are being made to visit even more public and private schools in the future.

Preventing animal cruelty
Nancy Wise is an Investment Associate at National Bank Financial in London, Ontario. Over the past 25 years, she has donated some 150 hours of her time every year to the London Humane Society, an organization that shelters abandoned animals until they can be adopted, and works to prevent animal cruelty. As a member of the fundraising committee, she looks for monetary support for events that benefit the Society such as golf tournaments and the "Bark in the Park" dog walk-a-thons.

Involved in her community
Sandra Genereux, Investment Advisor at National Bank Financial in Kelowna, British Columbia, is an active member of the Ogopogo Rotary Club. The Club is involved in many community causes including NOW, a centre for women victims of violence, the Rotary Lodge, a lodge attached to the cancer clinic where out-of-town patients can stay during their treatments, and the Rotary Centre for the Performing Arts.

André Bérard Volunteer Award
In 2004, the André Bérard Volunteer Award went to Richard Desrochers, Agribusiness Account Manager in Saint-Anselme, in the Chaudière/Appalaches region of Quebec, for his work with the *Maison de la famille de Lotbinière.* This organization assists couples and families experiencing difficulties by lending a sympathetic ear and providing aid and emotional support. Last year, the *Maison*, which was founded in 1990, introduced a family policy for the Lotbinière regional county municipality. Mr. Desrochers has worked as a volunteer with the *Maison de la famille* for 12 years and managed its foundation for six years. He is also in charge of its fundraising campaign, and serves as the cook for community meals.

An honourable mention was awarded to Johanne Lavoie, a lawyer with the Legal Affairs Department, and a volunteer with the *Réseau québécois pour la santé du sein* (RQSS) since 1999, where she chairs the Board of Directors. The *Réseau* provides psychological and moral support as well as information and education services for women with breast cancer and their families. Ms. Lavoie decided to volunteer with the RQSS after she was diagnosed with breast cancer in order to give women in a similar position the courage and emotional strength to fight this disease.

The Bank donated $5,000 to the *Maison de la famille de Lotbinière* and $1,000 to the *Réseau québécois pour la santé du sein.*



Richard Desrochers, recipient of the 2004 André Bérard Volunteer Award, is actively involved with the *Maison de la famille de Lotbinière* and serves as the cook for community meals.

SUPERIOR SERVICE QUALITY

One of our top priorities is to achieve a high level of client satisfaction by offering quality products and services. For several years, we have been working hard to establish sustainable relationships with our clients by constantly striving to better meet their needs and expectations. Our efforts are paying off and we are seeing a steady increase in overall satisfaction in the client surveys we regularly conduct.

In 2004, we maintained our commitment to continuously improve quality at all levels of the Bank. We stepped up initiatives in all sectors and implemented new programs so that every employee of the Bank and its subsidiaries works toward a common goal: client satisfaction.

A comprehensive client approach

Developing sustainable relations with clients depends on all employees, regardless of their sector, sharing the same objective, namely, to offer each individual or business client superior quality service, everywhere and at all times.

For over five years, we have conducted surveys that reach close to 60,000 clients annually and cover all business units that have direct contact with individual and business clients (counter service, advisory services, automated services, etc.). These surveys measure client satisfaction according to our eight service dimensions: accessibility, competency, consideration, courtesy, convenience, reliability, proactivity and speed. The results are distributed to all decision-making levels as well as to employees of the units concerned and action plans are then developed and implemented.

In 2003, we also introduced a mystery customer program. Under the program, mystery clients, recruited by an outside firm in the various regions of the country, share their experiences by completing a scorecard that assesses whether the Bank's service standards were applied and rates the service received. Nearly 1,000 scorecards are collected every year, following a branch visit or telephone call. The results are compiled and sent to the branches a few days after the visit or call, and then forwarded to all decision-making levels.

In recent years, our quality process has led us to adopt a comprehensive client approach. We have raised the bar for service, incorporated strict quality standards into agreements with partners and enhanced our human resources management and training programs. Created in 2003 and still in effect today, Destination Client is an important training and engagement program for all employees who work directly with clients.

Targeted training

At National Bank Financial (NBF), all new investment advisors are required to complete a 90-day training program followed by an internship at the firm's head office to ensure that all customers receive top-quality, professional service. All new investment associates and branch administration assistants must also receive head office training upon taking up their duties.

In order to keep up with changes in their profession, investment advisors must also constantly perfect their skills. NBF assists them by offering seminars given by experts from the financial field. In addition, NBF offers seasoned investment advisors a Best Practice Management Program aimed at enhancing the overall efficiency and long-term value of the investment advisor's practice. Moreover, every month, educational capsules on a variety of topics are made available to advisors and their associates.

Employees of National Bank Discount Brokerage, for their part, benefit from made-to-measure training programs on top of their mandatory training from the Canadian Securities Institute. All new employees take a course on service quality as soon as they start work. Furthermore, all employees receive training on a regular basis whenever amendments to legislation, fee changes or new compliance rules are introduced.

Making quality a priority for all employees

Service quality is a priority not just for frontline employees but for everyone at the Bank and its subsidiaries. Our continuous improvement strategy is applied by all sectors involved in client service delivery. Service agreements governing most of the products and services delivered to clients clearly define delivery standards with respect to the speed, reliability and accessibility of the services offered. These service agreements, which are renewed every year so as to constantly reflect client expectations, were broadened in 2004 to cover all sectors of the Bank and its subsidiaries.

Innovative employee suggestions

In spring 2004, a special edition of the employee suggestion award program was launched, inviting employees in the branch network, TelNat's Customer Service Centre, Commercial Banking and Network Support Services to submit suggestions to improve the quality of client service. A great many suggestions were sent in and the ideas accepted are currently being implemented.

Recognition for our commitment to quality

The Bank was proud to receive an honourable mention at the 2004 *Grands Prix québécois de la qualité* awards in the large service company category in recognition of its ongoing commitment to quality and its efforts to increase client satisfaction.

The *Grands Prix québécois de la qualité*, organized jointly by the Quebec *Ministère du Développement économique et régional et de la Recherche* and the *Mouvement québécois de la qualité*, seek to recognize the work of organizations that have successfully applied best management practices to all aspects of their operations and achieved exceptional results.



Michel Tremblay, Senior Vice-President – Personal Banking and Wealth Management (centre), and Pierre Dubreuil, Senior Vice-President – Commercial Banking, Greater Montreal and Southern Quebec (right), accepting the honourable mention awarded to National Bank at the 2004 *Grands Prix québécois de la qualité* from Bruno-Marie Béchard, President of the *Université de Sherbrooke* and President of the jury.

Accessible services tailored to clients' needs

We are constantly working to improve our service offering and its accessibility so that clients can choose the services best suited to their needs.

Branch services

For several years now, many of our branches have extended their business hours to meet the needs of their clients. The number of branches offering such a service once again grew in 2004.

Furthermore, the vast majority of our 462 branches are accessible to mobility-impaired clients.

Every year, we work on making our branches more functional for employees and more attractive for clients. In 2004, close to $10 million was invested to refurbish 24 branches across Canada. These improvements were carried out by local contractors, thereby contributing to the economies of several communities.

In 2004, 5 new branches were opened, 4 were sold and 13 were relocated, merged or closed. The clients and personnel of 6 of these 13 branches were transferred to new premises, four of which were less than 500 metres away.

The clients and personnel of the remaining 7 branches were relocated to existing branches more suited to the needs of all clients.

In order to minimize the impact of a branch closing or relocation, we give clients four months' written notice and assist them during the transition period. When a branch is located in a rural area where there is no other branch within a 10-kilometre radius, the clients are given six months' notice.

Branches closed	Branches opened
Quebec	**Quebec**
102 boul. d'Anjou, Châteauguay[1,3]	99 boul. d'Anjou, Châteauguay[2]
238 boul. Saint-Jean-Baptiste, Châteauguay[1]	
500 avenue de Buckingham, Gatineau[1,3]	101 rue MacLaren Est, Gatineau[2]
529 avenue de Buckingham, Gatineau[1,3]	
5000 boul. Taschereau, Longueuil	322 montée des Pionniers, Lachenaie
2060-2 route 112, Saint-Césaire[1,3]	2064 route 112, Saint-Césaire[2]
872 montée Sainte-Thérèse, Saint-Jérôme	
8614 boul. Langelier, Saint-Léonard	
2582 rue de l'Immaculée-Conception, Saint-Ours	
Ontario	
40 Queen Street, Crysler	
2 Mountainview Road South, Georgetown	
Manitoba	
191 Lombard Avenue, Winnipeg	
Alberta	**Alberta**
401-8th Avenue South West, Calgary[1]	301-6th Avenue South West, Calgary[2]

Branches sold

Quebec

299 rue Le Carrefour, Fermont
996 rue Quévillon, Lebel-sur-Quévillon
150 Place Commerce, Matagami
881 10e Avenue Ouest, Senneterre

Note: Clients and personnel at the branches identified with a 1 were transferred to new premises in the same town identified with a 2. The clients and personnel of the other closed branches were relocated to existing branches. Branches with a 3 reopened less than 500 metres away.

Technology at work for our clients
More and more clients are taking advantage of our electronic services for their transactions. Electronic transactions currently account for over 85% of all transactions, versus 6% carried out at the counter. In fact, debit card transactions now outnumber counter transactions 6 to 1.

New technologies are also proving very popular, with the number of Internet transactions growing at nearly 70% per year. As at October 2004, roughly 500,000 clients were signed up for our Internet solutions, carrying out an estimated 6.3 million visits and 18.5 million transactions each quarter. Today, for every 100 transactions carried out in person at the branch, 60 are done online.

To keep pace with this demand, the Bank invested $241 million in technology this past year, including $93 million for information system maintenance and development.

We also added 14 new banking machines to our network in 2004, bringing the total to 770 across Canada. Keypad shields were installed on all banking machines inside branches to prevent others from seeing clients enter their Personal Identification Number (PIN). Lastly, clients can now change their PIN at our banking machines, a feature that will allow clients to quickly obtain a new PIN if they suspect that they have been the victim of debit card fraud.

Transactions (breakdown)*

Counter	6%
Banking machines	20%
Telephone	2%
Cheque	8%
Internet	4%
Interac[R] Direct Payment	37%
Electronic funds transfer	23%

* As at October 31, 2004

New banking machines

Quebec
933 avenue du Pont Sud, Alma
10 boul. des Châteaux, Blainville
540 1re Rue, Iberville
352 boul. de l'Ange-Gardien, L'Assomption
8201 rue Saint-Jacques, Mirabel
3600 avenue de l'Hôtel-de-Ville, Montreal
753 boul. Arthur-Sauvé, Saint-Eustache
947 boul. du Séminaire Nord, Saint-Jean-sur-Richelieu
465 route du Pont, Saint-Nicolas
6169 rue Principale, Sainte-Croix
2860 boul. des Promenades, Sainte-Marthe-sur-le-Lac
199 boul. des Bois-Francs Sud, Victoriaville

Manitoba
179 Provencher Blvd., Winnipeg

Alberta
301-6th Avenue South West, Calgary

Providing clients with anywhere access

Technology also allows our clients to manage their accounts wherever they are. By using TelNat Telephone Banking Solutions, clients can carry out transactions 365 days a year, from 6:00 a.m. to midnight. TelNat representatives can serve clients in 22 languages.

Our Internet Banking Solutions offer clients security, accuracy, speed and accessibility. We are constantly improving our website in response to user needs. In 2004, we reviewed the gateway page to the transaction site, adding links to useful financial simulation tools such as calculators. We also added close to 700 suppliers whose bills can be paid online via our website, bringing the total to 2,000 suppliers. Clients can also now contribute to their Registered Retirement Savings Plans (RRSPs) online, from our transaction site, at any time of day.

Home banking
Clients can now benefit from certain banking services at home or wherever it is convenient for them.

We were the first bank to start offering clients mortgage services at home a few years ago. Our team of roughly 200 Mortgage Development Officers, who are based throughout most of the country, visit existing or potential clients in their own homes and explain the benefits of the Bank's various mortgage solutions and related products (life insurance, lines of credit, and the Home Buyers' Plan). They can then propose a comprehensive offering tailored to clients' needs.

More and more clients are using our financial planning services to effectively manage their wealth. Some 300 financial planners can meet with their clients at home or, if needed, at the location of their choice in order to offer them the best possible solutions for all their financial needs. After drawing up a personal balance sheet with each client and determining his financial goals, the financial planner maps out a strategy adapted to the client's situation as well as his needs, requirements and objectives.

A leading-edge, user-friendly website for NBDB
National Bank Discount Brokerage (NBDB) has updated its transaction website, making it easier for clients to navigate the site and manage their investments. For example, clients can now request up to five real-time quotes simultaneously and view up-to-date stock market information in the new Markets section. In addition, an advanced securities research function allows users to enter up to 15 search criteria (price, market capitalization, etc.).

A range of products that meets expectations

Smart solutions
This year, the Bank introduced All-In-One Banking to help clients manage their personal finances. This innovative financial solution lets clients use the value of their home or investments to consolidate all their financing in a single account. Not only do they save substantially with financing at the prime rate, they also enjoy flexible repayment options, and greater autonomy thanks to a credit limit that is higher than with a traditional line of credit or personal loan. In addition, clients pay no administration fees and many banking transactions are free.

A full range of accounts and packages
Given the immense popularity of Internet banking and banking machines, we offer the AccessPlus package, which allows clients to carry out an unlimited number of electronic transactions for $10.95 a month.

Clients with modest incomes can choose the Accessible package, available at a flat monthly rate of $3.95, which includes 12 debits per month, two at the counter and 10 electronically. *Interac*[R] Direct Payment, cheques, withdrawals for bill payment via banking machines or transfers through our Electronic Banking Solutions (Internet and telephone banking) are also among the services available free of charge with this package.

We also offer banking packages geared to the particular needs of students and clients aged 59 and over. The NatPlus package for clients 59 years and over offers many account choices at attractive rates, while ClickStudent gives students unlimited access to all our electronic banking services for just $2.75 a month.

Paying for purchases in the U.S. with a National Bank debit card
Clients can now use their debit cards for purchases at more than one million retailers in the United States without having to first convert their Canadian dollars or withdraw cash from a banking machine. Clients are issued a receipt indicating the U.S. dollar amount of their purchase, and the Canadian dollar equivalent is debited from their account.

Online retirement planning

This past year, the Bank partnered with the Quebec *Ministère de l'Emploi, de la Solidarité sociale et de la Famille* and two other financial institutions to produce Flash Retirement Québec, a series of online information capsules on retirement planning.

flash
RetirementQuébec

Available in English and French on the websites of the Government of Quebec and the partner financial institutions, these capsules provide valuable information in an easy-to-understand format to help consumers take stock of their financial situation, evaluate their current and future needs, and decide how best to plan and save for their retirement.

Solutions for young adults
Young adults need savings and financing solutions tailored to their needs. In 2004, we created a special section on our website for 18- to 24-year-olds, where they can find out about the products and services we offer them and obtain valuable tips on planning their future, including how to choose an affordable PC, figure out the cost of buying a car, build a good credit rating, prepare a budget, save for a major project, and manage their personal finances.



Enhancing financial knowledge

The Bank and its subsidiaries have developed several approaches to help clients enhance their financial knowledge.

For example, Altamira offers a series of seminars on relevant topics, such as Basic Tax Strategies for Your Portfolio, as well as seminars on various investment products which are available to existing and prospective clients.

This year, National Bank Discount Brokerage also launched a series of seminars to help clients become more savvy investors. The Lunch & Learn Investment Sessions and the Regional Investment Seminars held in the evening in several Quebec cities allow clients to hone their investment skills.



The Regional Investment Seminars given by National Bank Discount Brokerage help people learn more about finance.

Complying with legislation and regulations

On a day-to-day basis, employees of the Bank and its subsidiaries are responsible for ensuring compliance with legislation and regulations. Three new Compliance Managers have been added in 2004 and have been given the mandate to guide employees and oversee compliance.

In addition, a compliance structure has been integrated into branch operations. To implement this new structure, more than 1,000 people were identified as compliance officers, or their alternates, in the units. To assist them in their work, the Compliance sector organized about 100 information sessions and provided them with a number of reference and follow-up tools. A guide for Personal Banking compliance officers in Quebec, and another for the Wealth Management line of business, were published this year and will be updated regularly. These guides recap the various compliance measures to be followed in each sector.

Two new compliance manuals were also prepared during the year. These detailed manuals cover all aspects of compliance with legislation, regulations, policies and guidelines. One deals with mutual funds and has been distributed to some 2,000 registered mutual fund representatives along with an independent study course and the other is for financial planners.

The "Ensuring strong, effective governance" section on page 28 describes the measures taken by the Bank to ensure the strict management of its operations. It spells out the role of the Compliance sector, which is to protect the interests of clients and shareholders as well as the Bank's reputation and that of its employees. It also describes the many corporate governance regulations, policies, and committees established to ensure compliance with all the legislation, regulations and guidelines governing the Bank's operations.

Complaint settlement process

When we receive a complaint, we view it as an opportunity to review our services and, if need be, improve them. If a client has a grievance with us, he can submit his complaint in a number of ways and count on a prompt response, as the Bank undertakes to acknowledge all complaints within two business days of receipt.

Clients can contact our Mediation Department directly via a toll-free telephone number or by letter, fax or e-mail. Moreover, clients can visit our website, which includes a direct link to the Bank's Ombudsman, and obtain information about the complaint settlement process.

In 2004, we continued to finetune our settlement process to ensure complaints are resolved to our clients' satisfaction. To this end, we restructured the way complaints are handled to expedite their resolution. As a result, the Mediation Department now reports to the Bank's Office of the Ombudsman, resulting in smoother communications between the two departments, standardized complaint management and an improved settlement process for the client.

Protecting the confidentiality and security of information

The protection of personal information is of paramount importance at the Bank. The Privacy Code for Individual Customers, described on page 30, sets out the stringent measures we have adopted to safeguard the privacy of the personal information our clients entrust to us. In 2004, we sent a pamphlet entitled "Important information regarding your right to confidentiality" to most clients of the Bank and its subsidiaries with their statements of account, apprising them of these measures. In addition, the Bank's confidentiality policy is posted on every page of our website, as are the ABCs of security, which are updated regularly and offer valuable advice on the best ways to protect yourself when surfing the Internet.

We also appointed Yves Breton, President of National Bank Discount Brokerage, as Privacy Officer to represent the Bank and its subsidiaries in dealings with the Privacy Commissioner of Canada. In addition, we have undertaken a thorough review of the confidentiality program and policy so as to strengthen their effectiveness, whenever necessary.

Secure electronic transactions
For several years now, we have put a lot of effort into protecting personal information and the integrity of transactions carried out via our website. In fact, National Bank was the first financial institution in the country to offer the Peace of Mind Guarantee to individual clients. Under this guarantee, we pledge to reimburse users of our Internet Banking Solutions for any losses caused by fraud while using our sites, provided they have properly safeguarded their access code, password and personal computer equipment.

In 2004, we continued to work closely with our partners to further build on our expertise in information security. We keep abreast of the latest developments in technology through an ongoing exchange between our employees and our various business partners: IBM, CGI and Bell Canada.

We are also actively involved in interbank and Canadian Bankers Association committees, which, together with the federal government, examine best practices for protecting the banking industry's Internet infrastructures.

In 2004, the *Fédération de l'informatique du Québec* once again recognized our work by honouring us, and our partner CGI, with an OCTAS award in the Business Solutions category (companies with more than 200 employees) for the excellence of the Invest and Grow project, designed to enhance service to credit card holders and prevent fraud.


Important information
regarding your
right to
CONFIDENTIALITY
In 2004, we sent a pamphlet entitled "Important information regarding your right to confidentiality" to most clients of the Bank and its subsidiaries with their statements of account.

Our service quality recognized by prestigious firms

Once again this year, Altamira, National Bank Discount Brokerage (NBDB) and National Bank Securities Advisory Service (NBSAS) were all honoured by DALBAR, a prestigious financial services research firm that measures the performance of investment companies on a number of levels, such as client satisfaction, quality of service, and communication effectiveness.

Altamira won the DALBAR mutual fund French service award for 2004. NBDB took top honours among Canadian discount brokerage firms in the first and third quarters of 2004 for the quality of its client service, and NBSAS was recognized for the overall quality of its services for 2003.

Brendan Wood International (BWI), an internationally renowned investment industry consulting firm, annually surveys Canadian institutional investors on the performance of equity research departments. In the 2004 BWI survey, the research department of National Bank Financial (NBF) scored 7.5 out of 10 for the scope of its research, ranking second with three other brokers. For the fourth year in a row, NBF was first for its "contact level" with institutional clients. NBF also boasts 10 star analysts, that is, analysts who are among the top three in their sectors.

A PARTNER OF CHOICE FOR SMEs

According to the International Chamber of Commerce, Canada has the largest concentration of SMEs among the G7 countries. SMEs are the economic engine of the provinces and the country and, in 2004, Canadian enterprises with fewer than 100 employees created 64% of all new jobs.

The Bank is proud to be the partner of choice of no fewer than 65% of Quebec SMEs. We help them grow and succeed in their market and accompany them at every stage of their development, from start-up through international expansion. We have earned the trust of SMEs and strive to maintain it by offering increasingly specialized services that meet their specific needs and investing in leading-edge tools that will make us Quebec's leading SME lender.

Specialized services and innovative solutions

The Bank has always kept abreast of the sectors in which its clients operate and has broadened its expertise to be able to offer increasingly sophisticated and innovative solutions and services.

We have set up teams of expert advisors in key sectors like film and television, aerospace, energy and information technology. Our specialists keep up with the latest developments in these markets, hone their knowledge and build up extensive networks of contacts. Their wide expertise enables them to gain a deeper understanding of their clients' strategies and business plans, give them sound advice and help them build or expand their network of partners.

Financing health care research
In 2004, National Bank Financial led a syndicate of underwriters in a $23.75 million public offering for DiagnoCure Inc., a leading developer and provider of immunoassay and molecular diagnostic tests for the early detection of cancer. The proceeds of the offering will be used to advance a prostate cancer test and fund the development of lung and kidney cancer tests, among others.

A partner for farmers
The customized approach to serving farmers developed by the Bank over the years is rooted in our understanding of the agribusiness sector. In fact, all of our advisors in Quebec—more than one hundred—are agribusiness specialists such as agronomists or agroeconomists. They understand farmers and can give them sound advice. As of this year, the Moncton, New Brunswick region and Western Canada now also benefit from the services of an agronomist.

In 2003, the Bank introduced a series of special measures aimed at relaxing credit and pricing standards for the farm sector to bring relief to beef producers affected by mad cow disease (bovine spongiform encephalopathy, or BSE). This assistance continued in 2004, and we personally met with all clients affected to offer them solutions tailored to their specific situation.

Involvement in the Programme AccèsLogis
The Bank is working with the *Société d'habitation du Québec* under Quebec's *Programme AccèsLogis*, a program designed for housing authorities, co-operatives and non-profit organizations that offer affordable housing to low-to-moderate income households, semi-autonomous seniors, or people in difficulty who have special housing needs.

Our specialists' expertise is complemented by their in-depth knowledge of all the stakeholders in this area. It can therefore meet its clients' specific needs in terms of credit policy and risk assessment adjustments as well as guide them through the financing process.

Serving enterprises in the health and life sciences sector
The Bank wants to ensure ongoing improvement in the quality of health care and health services. To this end, we broke new ground in 2004 by creating the National Bank Health Group, whose mission is to be the business partner of choice for companies in the health care and life sciences sector.

Our specialists can advise clients in the health industry, throughout their company's lifecycle, on a number of matters, including real estate concepts related to health care, medical clinics, medical laboratories and analysis facilities. They understand the issues, legislative constraints and opportunities inherent in the Quebec health industry and can provide sector-specific financing products tailored for this clientele.

The Bank believes it is important to support the research, development and marketing on a global scale of medical innovations. We understand regulatory requirements, as well as the often-unique financial conditions governing companies in the life sciences sector, which encompasses biotechnology, pharmaceuticals and biopharmaceuticals, health technologies, medical equipment, and health-related information technology. With their understanding of the many facets of business, such as exporting, networking, partnerships and mergers/acquisitions, our specialists can counsel clients effectively on the best financing solutions and strategies.

Effective online business management

According to a recent survey conducted by the *Centre francophone d'informatisation des organisations* (CEFRIO) and SOM Léger Marketing, almost all Quebec SMEs have been quick to embrace information technology and the Internet. However, only half of all companies in Quebec use the Internet to do business with suppliers and clients.

To help entrepreneurs meet this challenge and see how they can use technology to manage their business more easily, National Bank and its partner, IBM, took the "Connected to Your Business" trailer out on the road. The 58-foot trailer, stocked with state-of-the-art technological equipment, stopped in six major cities in Quebec this year to show SME owners how Internet business solutions can increase their productivity and competitiveness.

Close to 200 business owners had a chance to try out our online business solutions and see first hand that using the Internet to pay suppliers, obtain financing and manage payroll can boost their productivity.





The "Connected to Your Business" trailer visited six major Quebec cities to show SME owners the benefits of using Internet banking solutions.

Quick, easy and accessible financing
In keeping with its commitment to provide small business owners with reliable, high-quality service, the Bank introduced BusinessFlex Solutions inc. This centralized solution gives clients better access to our products, services and financing solutions, including the BusinessFlex Line of Credit, which replaces the Business Latitude Line of Credit.

BusinessFlex Solutions inc. allows clients to do business with the Bank 12 hours a day, from Monday to Friday, without having to leave their office. The managers at the BusinessFlex Centre inc. can be reached by telephone, fax or e-mail. As a result, entrepreneurs can now apply for financing, obtain products and services or seek expert advice wherever they are.

Furthermore, a leading-edge technological platform has streamlined and standardized loan application processing.

BusinessFlex Solutions inc. is designed for clients whose total credits at the Bank do not exceed $250,000 and who require an operating loan of between $10,000 and $100,000. These small companies generally operate in the manufacturing, retail or service sectors.

Improving our online tools
Our transaction site is now faster and more user-friendly. In 2004, we improved navigation in Internet Banking Solutions inc. to make it even easier for SMEs to access and manage their banking business.

Our range of online tools includes wire transfers via the Internet for SMEs that do business abroad. This service enables clients to safely conclude transactions with local or international partners in the currency of their choice, directly from their computer. The Bank automatically assigns an exchange rate to each payment, and the wire transfer is carried out instantly online. The system provides access to the 17 most commonly used foreign currencies.

Planning assistance
To help SME owners plan and manage their business, the Bank's website offers entrepreneurs tips on preparing a business plan and strategic plan, both of which are vital in maximizing their chances of success. There is even an advice section explaining the factors that come into play in credit analysis.

Access to information – a key to success

Because the business world is continually changing, it is important for entrepreneurs to have access to up-to-the-minute, quality business information and networking opportunities.

Our website is full of information that can help business owners stay abreast of economic and market trends. In addition to posting the latest rates and returns, it features a weekly review of the main markets, weekly, monthly and quarterly economic analyses, and our economists' commentary on key issues such as government budgets.

Our monthly electronic bulletin, Business Solution – Web Edition, provides the more than 18,000 entrepreneurs who receive it with even more information about how the Internet can benefit them.

The Bank's *Conférences inc.* seminars held in several Quebec regions also give SME owners an opportunity to talk with their peers and receive expert advice. In 2004, our advisors organized seven such seminars at which entrepreneurs were able to discuss various issues and learn more about a variety of subjects, including Private Investment Management and farm transfers.

Planning a smooth transfer

In Canada, there are over one million family-run businesses, accounting for about 80% of all the companies in the country and 45% of the gross national product.

Over the next 15 years, three quarters of these business owners will be retiring and, of these, over 60% have no succession plan. With its extensive expertise, the Bank can help them examine all the possibilities to find the solution best suited to their specific situation.

It takes at least five years to seamlessly transfer the knowledge, expertise and capital necessary for the survival of a business.

With the assistance of a team of financial planning, life insurance and trust specialists at our subsidiaries, our account managers advise their clients and guide them through this critical process. They also offer them assistance, coaching and follow-up.

"When my two nephews joined me in running the dairy farm my parents had passed on to me, we had to expand the business and set up a new financial structure. Thanks to the expertise of my National Bank account manager, together we managed to find the best possible strategies for seeing our project through and ensuring the future of the farm."

- **Émilien Roy,**
co-owner of Ferme Romili Inc.
in Saint-Damase, Quebec



Émilien Roy, his mother, Annette Roy, and his nephews, Martin and Guy Roy, with Gérald Pelletier, Agribusiness Account Manager.

The Bank also gives free conferences in Quebec on transferring property or farms. These conferences cover such topics as protecting and transferring family assets, estate planning, shareholder agreements, structured financing and investment planning and strategies, not to mention the human and emotional side of transferring or selling a family business.

Solutions for exporters

In November 2004, the Bank was a major sponsor of the Innovation & Exports 2004 conference and trade show. Organized by Canadian Manufacturers and Exporters (CME), this event brought together some 3,000 delegates and visitors who attended conferences and workshops and visited information booths of companies and agencies specializing in international trade. Business leaders discussed the issues facing the industry and the strategies needed to go beyond performance and attain excellence. At the Canadian Innovation Awards gala held during the event, the Bank sponsored the Development of Export Sales award, which recognizes the efforts of an enterprise that has gained substantial ground on export markets over the past two years.

Helping businesses grow through factoring
Factoring is an increasingly popular financing solution whereby SMEs can sell their domestic or foreign receivables to the Bank, thereby improving their liquidity while eliminating the risk of not being paid and having to collect the account should their buyer default. The Bank is a leading provider of such financing among Quebec SMEs and the only Canadian bank to belong to Factors Chain International (FCI), a global network created to facilitate international trade through factoring. In this way, SMEs can transfer the credit risk of their foreign receivables and responsibility for collecting them to financial institutions in the buyer's country.

A beneficial partnership for SMEs
In 2004, the Bank teamed up with *Investissement Québec* to offer Quebec exporting companies a comprehensive solution to help them compete more effectively on international markets.

Under the terms of this partnership, the Bank will grant term loans to finance up to 100% of the cost of equipment, machinery, technology and other expenses incurred by entrepreneurs as part of a project to boost their productivity and, by extension, their competitiveness abroad. As a rule, such loans are limited to between 50% and 80% of project costs. *Investissement Québec* will assume part of the risk by guaranteeing the Bank loan.

This comprehensive solution also includes a foreign exchange line, which entrepreneurs can use to protect themselves against exchange rate fluctuations and thereby better control their profit margins and deal with unforeseen situations. As with the term loans, *Investissement Québec* will assume a portion of the risk.

National Bank is a major business lender and the first financial institution to offer companies with export operations such a comprehensive solution.

Recognizing SMEs

The Bank created "The SMEs of the National Bank" recognition program over 10 years ago to acknowledge the achievements of those at the helm of Quebec's SMEs. In so doing, it speaks for all Quebecers as everyone benefits from the hard work and innovative spirit demonstrated by these entrepreneurs.

The program, which is held at both the regional and provincial levels, recognizes small and medium-sized enterprises that have distinguished themselves through their competence, drive and achievements during the year. Since being introduced, this program has highlighted the excellence of hundreds of entrepreneurs. The regional and provincial winners receive prizes and enjoy extensive media coverage.


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Réal Raymond, President and CEO, and Tony Meti, Senior Vice-President – Commercial Banking and International, congratulate the winners of the 2004 edition of "The SMEs of the National Bank" recognition program.

1) Michel Massé, President, J.M. Massé & Fils inc. (Small Business category)
2) Yvan Pettigrew, Co-owner, La Ferme Côte D'Or inc. (Agricultural SME category)
3) Marc-Antoine Cantin, President, Stove Builder International Inc. (Export SME category)
4) Pierre Bouchard, President and General Manager, Société des Technologies de l'Aluminium du Saguenay inc. (SME category)

Putting quality at the service of SMEs

In November 2003, the Bank was named Governor of the *Mouvement québécois de la qualité* (MQQ), an association that promotes quality and best practices in Quebec. In this capacity, we can draw on the MQQ's expertise and experience to support SMEs in their efforts to optimize their performance.

Our specialists can therefore access the MQQ's resources to enhance the products and services they offer their SME clients. In addition, they can make the MQQ's resources available to their clients who are seeking to finetune their business practices, improve their performance and surpass the competition.

International certification

The Banking Solutions Management – Business Department and Corporate Electronic Services, which is responsible for customer service, each received ISO 9001 certification in 2004. This internationally recognized certification is awarded to companies that have established a quality control system designed to meet the requirements of clients and applicable regulatory authorities, while striving to raise the level of customer satisfaction and continually improve their operations.

Our contribution to the economy

National Bank operates across Canada. As an employer, taxpayer and purchaser of goods and services, it plays an important role in the economic life of every region. The tables on this page present statistics on our contribution to the Canadian economy in 2004.

- $1,359,000,000 paid in salaries and employee benefits
- $11,908,000 invested in training
- $966,871,959 spent on goods and services Canada-wide
- $77,724,000 invested in our facilities

Income and other taxes paid in Canada

Income taxes and taxes paid or payable in Canada as at October 31, 2004
(in thousands of dollars)

	Income taxes(1)	Capital taxes(1)	Other taxes(2)
Federal	221,886	-	51,568
Provincial			
Newfoundland and Labrador	2	-	-
Prince Edward Island	94	97	104
Nova Scotia	121	4	146
New Brunswick	1,198	998	1,598
Quebec	59,297	32,457	105,103
Ontario	16,669	2,789	15,978
Manitoba	218	158	238
Saskatchewan	232	195	157
Alberta	1,498	-	966
British Columbia	1,540	169	1,298
Yukon, Northwest Territories and Nunavut	-	-	-
Total - provincial	**80,869**	**36,867**	**125,584**
Total - federal and provincial	**302,755**	**36,867**	**177,152**

(1) Income taxes and capital taxes: Estimated amounts

(2) Other taxes: Amount including employee benefits (employer's contribution including amounts paid into the Canada Pension Plan, Employment Insurance and provincial health insurance plans), business taxes, property taxes, sales taxes (including GST and HST and estimated provincial sales tax) and deposit insurance premiums.

Debt financing granted to companies in Canada

As a partner of small and medium-sized companies, in 2004, National Bank authorized close to $30 billion in debt financing to 44,188 SMEs in Canada.

	$0 to $24,999		$25,000 to $99,999		$100,000 to $249,999		$250,000 to $499,999		$500,000 to $999,999		$1,000,000 to $4,999,999		$5,000,000 and more		Grand total	
	Total authorized	SMEs	Total authorized	SMEs	Total authorized	SMEs	Total authorized	SMEs	Total authorized	SMEs	Total authorized	SMEs	Total authorized	SMEs	Total authorized	SMEs
Newfoundland and Labrador*	*	*	*	*	436,400	3	-	-	-	-	*	*	56,949,577	3	57,385,977	6
Prince Edward Island	288,580	24	1,735,777	32	2,802,015	18	2,640,769	8	4,627,165	7	18,919,171	7	26,279,000	3	57,292,477	99
Nova Scotia	*	*	659,159	12	1,297,533	7	3,731,994	10	4,838,229	6	5,234,796	4	101,592,455	6	117,354,167	45
New Brunswick	5,231,203	465	34,007,181	667	45,348,194	296	45,697,704	135	50,241,430	73	139,664,006	72	339,440,750	22	659,630,468	1,730
Quebec	116,645,617	10,117	609,759,358	12,478	968,091,182	6,322	1,232,845,719	3,546	1,733,852,282	2,534	5,063,830,888	2,587	11,335,149,111	610	21,060,174,157	38,194
Ontario	8,207,940	840	46,194,672	927	89,316,359	582	114,440,304	326	187,795,277	268	609,207,281	300	2,924,437,956	134	3,979,599,788	3,377
Manitoba	135,300	14	1,057,709	23	2,833,254	20	6,498,496	20	8,640,995	13	87,736,389	36	125,406,477	9	232,308,619	135
Saskatchewan	36,890	5	811,884	12	3,675,474	23	5,673,706	17	11,468,818	17	93,434,920	37	108,648,613	9	223,750,305	120
Alberta	312,416	32	3,695,022	67	6,061,194	39	10,468,520	32	21,428,855	32	175,620,630	76	2,859,882,084	98	3,077,468,721	376
British Columbia	50,000	11	871,196	15	3,897,141	26	3,381,821	10	8,401,194	13	33,696,777	15	454,304,224	16	504,602,353	106
Total	**$130,907,946**	**11,508**	**$698,791,958**	**14,233**	**$1,123,758,746**	**7,336**	**$1,425,379,033**	**4,104**	**$2,031,294,245**	**2,963**	**$6,227,344,858**	**3,135**	**$18,332,090,247**	**910**	**$29,969,567,033**	**44,188**

*To preserve the confidentiality of our clients, we have not published debt financing information in categories where there is only one or two SMEs.

A SUPPORTIVE WORK ENVIRONMENT

The Bank wants to attract, develop and retain top-calibre people. In keeping with this goal and as a socially responsible employer, we strive to provide a supportive work environment that allows our employees to achieve their full potential.

Our employees' personal and professional lives are constantly changing, as are their needs. That is why we regularly consult them to seek their views about their engagement and satisfaction at work and we implement programs and measures to meet their expectations. We are firmly committed to diversity and we have introduced policies and practices to ensure that it is understood and respected. Our compensation and employee benefits program is periodically updated and improved so that it is always competitive for the men and women who work at the Bank as well as the talented people we want to attract. In this way, we can ensure that we have the workforce needed for the Bank's sustained economic growth.

Our efforts in this regard earned the Bank a spot on the 2005 list of "The 50 Best Employers in Canada" published by The Globe and Mail's *Report on Business* magazine and the Montreal daily *La Presse*. This list, compiled from a study conducted annually by Hewitt Associates, a global human resources outsourcing and consulting firm, recognizes companies with innovative and engaging human resources practices.

Strengthening motivation and recognizing employees' contribution

The Bank has a number of programs and activities to keep employees informed, to encourage them to excel and to recognize their contribution to the Bank's success. Here are a few examples.

Stimulating leadership
For the fifth year in a row, about 350 of our managers took part in the annual Leadership Day. During this day of training, managers have a chance to talk to senior officers of the Bank, express their ideas and suggestions, and hear experts speak on issues of key importance for the Bank.

Executive Luncheons
Bank management likes to keep in close touch with the employees who work on the front lines. In 2004, some 150 employees who distinguished themselves through their initiatives or achievements were invited to meet with the President or a member of the Executive Committee at one of the monthly Executive Luncheons. A 10-year tradition, these luncheons are an opportunity for employees to ask questions in order to gain a better understanding of developments at the Bank and for their hosts to get feedback from employees and listen to their suggestions.

Ideas that pay
We encourage our employees to share their ideas and solutions for improving our work procedures and reducing operating costs. For several years now, the ActionIdea Program has given monetary awards to employees whose creative ideas have streamlined certain tasks and generated savings.

Career Network

The Bank offers its employees several ways to advance their careers. In 2004, it launched a new electronic staffing tool. Career Network is a flexible and user-friendly online tool that meets the needs of managers by making the staffing and recruitment process quick and easy. It also meets the needs of employees by informing them of all the positions available within the Bank.

When a position becomes vacant, managers can now create a staffing request themselves. Employees can then consult positions posted on the Bank's Internet or Intranet sites at any time and apply for them via Career Network. The applications that most closely match the target profile will head the list that the manager receives.

Career Network lets employees be proactive in managing their careers, since they can register their profile in the system in complete confidentiality and specify their fields of interest. Career Network will then e-mail them a list of vacant positions that match their profile.

Realizing one's full potential

To enable our employees to realize their full potential, we offer them a range of information and training tools and provide them with the means and support they need to further their studies. In 2004, we invested close to $12 million in personnel training and development.

A unique university program
For eight years now, the Bank has offered its employees the National Bank University Program. This Program, the only one of its kind in the industry, is the product of a partnership with the *Université du Québec à Montréal* and other constituents of the *Université du Québec, Télé-université* and the Institute of Canadian Bankers. To ensure that our employees who work outside of Quebec have access to a similar program, we have agreements with other universities elsewhere in Canada.

Since 1996, over 4,500 employees have registered for undergraduate-level studies and over 600 have pursued graduate studies. In 2004, some 1,300 employees earned undergraduate diplomas and more than 250, graduate degrees.

Encouraging higher education

Every year, we award bursaries to encourage our employees who distinguish themselves academically.



2004 winners of the bursaries the Bank awards to its employees: Natasha Rocheleau, Catherine Dauth and Joane Demmerle (Pierre Paquette Prize - Graduate), Pauline Amourdon (Michel Bélanger Bursary), and Natalia Sandjian (Pierre Paquette Prize - Undergraduate).

The Pierre Paquette Prize is given to employees enrolled in the National Bank University Program. In 2004, at the undergraduate level, Natalia Sandjian, Senior Representative - Transaction Services, Central and Western Montreal, received the $10,000 prize. At the graduate level, the team of Joane Demmerle, Senior Manager - Leasing Department, Catherine Dauth, Senior Manager - Client Contact Centre, National Bank Discount Brokerage, and Natasha Rocheleau, Manager - Wealth Management Support, National Bank Discount Brokerage, received the $15,000 prize for a project on the risks of professional ethics faced by financial planners, which they completed as part of their MBA in financial services.

This year, the Michel Bélanger Bursary, worth $15,000, was awarded to Pauline Amourdon, Senior Manager - Commercial Banking, Montreal. This bursary helps employees complete a graduate program in a discipline related to their field of work at the Bank.

These awards are tax free. In addition, the Pierre Paquette Prize (undergraduate level) and the Michel Bélanger Bursary allow recipients to take unpaid leave or work part-time for a year in order to pursue their studies. The Bank maintains their employee benefits for the duration of the study period, and guarantees them the same position or an equivalent position when they return to work after completing their studies.

To date, the Bank has awarded $80,000 to undergraduate students and $90,000 to graduate students under the Pierre Paquette Prize, and $225,000 to employees under the Michel Bélanger Bursary Program.

Balancing work and personal life

For several years now, the Bank has offered its employees the Work and Family Responsibilities Program which allows employees with dependent children to benefit from more flexible work arrangements.

Building on that concept, the Bank introduced "Quality of Life in the Workplace," a management philosophy which promotes balance between employees' personal and professional lives and addresses the challenge the Bank faces to attract, engage and retain employees. This initiative enables them to change the way they manage their time, to take care of a relative, slow down their pace at work or simply improve their quality of life, whether or not they have family obligations.

As part of Quality of Life in the Workplace, managers and employees are asked to share responsibility for implementing flexible work arrangements that respond to both the employees' individual needs and the operational needs of the unit without affecting customer service. These include voluntary part-time, job sharing, flex time, compressed schedule and unpaid leave.



The Quality of Life in the Workplace Program lets Lise Sylvain, Clerk at the Quebec City Assistance Centre, take one day off every week, which she uses in part to spend more time with her ageing parents.

> "The Quality of Life in the Workplace Program allows me to slow down and take time for myself. It also gives me more time to take care of my parents, which we all appreciate. I feel more energetic and, after my weekly day off, I'm even more motivated to work. My health has improved, and so has my quality of life!"
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> **- Lise Sylvain**, Clerk, Quebec City Assistance Centre

Quality of Life in the Workplace is the result of an innovative master's level project which earned two employees the 2003 Pierre Paquette Prize: Maude Bernard, Senior Customer Service Manager, Montérégie and Central Quebec, and Gina Gosselin, an Advisor in the Employee Relations Department, who is now responsible for implementing Quality of Life in the Workplace. Their master's project focussed on fostering employee engagement through flexible work scheduling.

The initiative was launched as a pilot project during the winter of 2003 at the Quebec City Assistance Centre (an assistance centre serves branches which serve clients). Thanks to the involvement of managers and the sharing of information between them and their employees, the pilot project was a resounding success, with 21 of the Centre's 122 employees currently participating. The experience has boosted team spirit and made employees more accountable since they must demonstrate creativity and a sense of organization in order to suggest feasible work scheduling solutions to their colleagues.

In late 2004, other pilot projects got underway in some 30 branches in the Montérégie/Central Quebec region. They are open to all regular employees at these branches and, as long as the proposed solutions are in line with operational and customer service needs, their requests will be accepted.

Promoting diversity

Diversity is a core value and a significant competitive advantage. Under our fourth three-year employment equity plan (2003-2005), we have continued to develop and implement innovative strategies and programs aimed, among other things, at raising the awareness of all employees of the Bank and its subsidiaries and at recruiting a diversified workforce, which allows us to provide service that is even more tailored to the needs of all our clients. Our efforts have been particularly successful with respect to the representation of visible minorities, which increased 17% in 2003 compared to 2002, and that of persons with functional limitations, which grew by 10.5%.

Celebrating our differences
In 2004, the Bank held its first-ever Diversity Week with Alice Keung, Senior Vice-President – Information Technology, serving as Honorary Chair. Employees celebrated diversity together and gained a better understanding of all that diversity means.

Activities were organized throughout the country, including a quiz on diversity and conferences focussed on women in the workplace, the achievements of people with disabilities and intercultural communications. A humorous play, created specially for the Bank, was presented at Head Office.



Alice Keung, Senior Vice-President – Information Technology, and Honorary Chair of the first Diversity Week held at the Bank.

It illustrated examples of prejudice in the workplace that might occur when hiring, promoting or engaging employees.

Enhanced integration through heightened awareness
Respect for workplace diversity is part of our managers' daily responsibilities. This year, we continued to offer diversity management training sessions, which give managers insight into recruiting, integrating, engaging and retaining the best people, without discriminating against any group. In 2004, over 500 managers and employees, including the managers at all Customer Relations Centres, received a total of 1,085 hours of diversity training. These training sessions included the screening of a video presenting a message from the Senior Vice-President – Human Resources and Operations of the Bank inviting employees to continue to be open toward diversity, as well as vignettes illustrating the prejudices identified in the play presented during Diversity Week. These vignettes were interspersed with comments from employees who had experienced similar situations.

A new *Employment equity and diversity* section has been created on the Bank's Intranet site notably to inform employees about the Policy on Reasonable Accommodation. The objective of this policy is to eliminate any obstacles to employment and career advancement for employees in the four groups targeted under employment equity legislation, namely, women, visible minorities, persons with disabilities and Aboriginal peoples, by accommodating them in various ways such as providing them with special equipment.

Helping disabled young people integrate into the workforce
Fifteen years ago, the Bank set up a bursary and summer job program for disabled young people. The program's objective is to help post-secondary students with a physical or sensory disability to continue their studies and gain relevant work experience. It also heightens employees' awareness of this issue. This program is now known as the Michel Houle Bursaries, in honour of the employee who initially proposed the idea. The Bank is the only Canadian financial institution that encourages the integration of disabled young people into the workplace through such a program. To date, we have awarded more than $70,000 in bursaries and provided more than 18,000 hours of work.

A bursary for Athens
Mario Caron, a Senior Representative with the TelNat Customer Service Centre, is one of the top players on the Canadian men's goalball team. Goalball is a sport played by people with a visual impairment; the object is to score points by throwing a ball with bells in it into the goal of the other team. Proud of his success, the Bank awarded him a $2,000 bursary so that he could compete in the 2004 Paralympic Games in Athens.

Sharing our experience

The Bank is participating in the International Metropolis Project, an international forum for research and policy on migration, diversity and changing cities. The Project is a set of co-ordinated activities carried out by a membership of research and policy organizations which share a vision of strengthened immigration policy through applied academic research.

In 2004, France Pelletier, Manager of the Equity and Diversity Department, was a presenter at the 9th International Metropolis Conference in Geneva, Switzerland. She spoke on the Bank's experience in diversity at the workshop "Economic Integration of Immigrants – Lessons Learned from The Private Sector."

Influential women
In 2004, three of our Senior Vice-Presidents, Patricia Curadeau-Grou – Risk Management, Gisèle Desrochers – Human Resources and Operations, and Alice Keung – Information Technology, were ranked among Canada's Most Powerful Women: Top 100 by the Toronto-based Women's Executive Network (WXN), an organization dedicated to the advancement and recognition of women executives. They were awarded this recognition for their role in the Bank's success, their sense of leadership and their contribution to the community.

Fully assuming our responsibilities

Our responsibility to our employees goes beyond providing them with a supportive and equitable work environment and competitive compensation. It also includes setting up a pension plan that is in good financial health.

In order to fully execute its fiduciary role, the Bank constantly monitors the pension fund's returns and holdings through various committees, including the Retirement Committee and the Pension Board, with the collaboration of external specialists. In 2003, given the poor market returns of the previous years and the impact they could have on the plan's funding and expense, the Bank had an actuarial valuation done—one year earlier than planned—and made a special contribution of $178 million to the pension fund. Although this special contribution could have been spread over 15 years, the Bank chose to make it right away to protect the interests of all members.

Employee shareholders

We encourage our employees to save and set money aside for their retirement by participating in the Bank's Employee Share Ownership Plan for which they become eligible after three months of service. This year, 55% of our employees participated in this Plan, which allows them to buy Bank shares for an amount of up to 8% of their salary. The Bank matches 25% of the employee's purchase, to a maximum of $1,500 per year.

Functional work environments

We are constantly improving our employees' work areas so that they are safe, flexible, pleasant and tailored to the functions of the position. We are also pursuing our premises adaptation program to make it easier for the mobility impaired to access and move around in our buildings.

Moreover, in 2004, more than 2,000 personal computers were added to those already in the branches in order to make employees' work easier, give them ready access to the Intranet, an important source of information, and enhance customer service.

An Ombudsman for employees

To help our employees find solutions to the problems they encounter in their personal or professional lives, we offer them a range of programs and services, including the National Bank Employee Ombudsman.

Created in 1978, the Let's Talk program this year became an ombudsman-type service whose role is to help employees of the Bank and its subsidiaries find solutions to work-related problems.

The National Bank Employee Ombudsman is completely impartial and independent, is not connected to any Bank department or sector and reports directly to the President and Chief Executive Officer. The professionals who work in the Ombudsman's Office receive special training and are bound by a strict code of ethics which ensures utmost confidentiality. In fact, to further safeguard confidentiality and neutrality, the offices of the Ombudsman were moved out of the Bank's Head Office.

The Employee Ombudsman promotes communication between employees and management, enabling the parties to express their points of view and offering them possible solutions to work-related problems.

The Bank as employer

In 2004, the 16,555 employees of National Bank and its subsidiaries dedicated themselves to providing high-quality service to our clients, in Canada and abroad.

	Full-time	Part-time	Total*
Newfoundland and Labrador	-	-	-
Prince Edward Island	11	8	19
Nova Scotia	30	-	30
New Brunswick	169	124	293
Quebec	10,089	3,712	13,801
Ontario	1,499	314	1,813
Manitoba	29	1	30
Saskatchewan	25	6	31
Alberta	168	9	177
British Columbia	227	6	233
Total Canada	12,247	4,180	16,427
Outside Canada	125	3	128
Total Bank	12,372	4,183	16,555

* As at October 31, 2004

ACTING FOR THE FUTURE

Preserving the environment is an integral part of our social responsibilities and we believe we have an important role to play in this regard. The Bank and its subsidiaries have honoured this commitment by implementing measures to minimize their ecological footprint, by providing financial support to environmental organizations and advice to clean-energy companies, and by financing green businesses.

We have also incorporated environmental considerations into our lending practices. Last year, we added a member to our team of appraisers and introduced measures for controlling the quality of environmental assessments so as to ensure that high-risk property taken as security by the Bank complies with environmental standards.

Effective measures and conclusive results

In recent years, we have introduced a number of programs to limit the waste generated by our operations and reduce our energy consumption. These programs have indicators that are measured and monitored to ensure their effectiveness.

The Zero Waste program, for instance, was established in the early 1990s to reduce waste produced at our head office through the recovery and recycling of paper, cardboard, glass and plastic. Moreover, by opting for a standard interior design concept and an open-plan office layout, we can re-use 80% of all partitions and 100% of workstations. Old but functional furniture is donated to non-profit organizations.

Since 2000, a Bank-wide energy reduction program has resulted in more efficient energy use. By the end of September 2005, for example, the Bank will have replaced neon signs with light-emitting diode signs at 450 branches and offices, thereby cutting energy consumption by 90%.

Bank documents are printed on paper containing post-consumer recycled fibres. In fact, photocopies made by outside suppliers, business forms, envelopes and advertising material are all printed on paper with 5% to 100% post-consumer recycled content.

Delivering on the promise

National Bank Financial (NBF) signed an agreement to purchase 1,000 megawatt-hours (MWh) of OPG Evergreen™ Energy Green Power in 2003 and an additional 1,000 MWh in 2004 for its facilities in Ontario. Green power or clean energy is electricity produced from renewable sources such as wind, solar, biomass and low-impact hydroelectric energy. All of OPG's environmentally-friendly products are produced at facilities that have received EcoLogo℠ certification or similar accreditation under the federal Environmental Choice™ Program.

Partner in ecodevelopment

NBF has participated as lead manager, advisor or member of investment dealer syndicates in the public offerings of 10 clean energy companies or income funds. NBF acted as co-manager for the Creststreet Power & Income Fund LP offering, the first wind power fund in Canada. The offering raised $42.5 million for investment in flow-through shares of Mount Copper Wind Power Energy Inc. (Murdochville, Quebec) and Pubnico Point Wind Farm Inc. (Yarmouth, Nova Scotia). In addition, NBF participated in public equity offerings for the Clean Power Income Fund and the Algonquin Power Income Fund, two funds active in alternative energy. NBF also took part in financing clean energy technology developers, including RailPower Technologies, for which it acted as lead manager on two financings, and Stuart Energy and Hydrogenics Corporation.

The Bank provided funding to a number of companies for projects aimed at conserving or restoring a clean environment, including the establishment of a waste snow site, soil decontamination and land redevelopment as well as hazardous household waste disposal and materials recycling.

Supporting environmental causes

The Bank has pledged $50,000 to Nature Conservancy Canada – Quebec to be donated over a three-year period as part of their Saving Canada's Natural Masterpieces conservation campaign. The proceeds will be used to protect five Quebec regions: the St. Lawrence River and Valley, the Laurentian plateau, the Appalachian Range and the Gaspé Peninsula. The Bank also made a five-year donation of $10,000 to the Quebec-Labrador Foundation/Atlantic Center for the Environment, whose mission is to create models for stewardship of natural resources and cultural heritage that can be applied worldwide.

The Appalachian Range, one of the biodiversity hotspots that will be protected by the conservation campaign for Saving Canada's Natural Masterpieces.



ENSURING STRONG, EFFECTIVE GOVERNANCE

National Bank has always strived to ensure stringent management of its operations. The Bank has established corporate governance regulations, codes, rules of conduct, policies and procedures which underpin its operations, help it generate value for its shareholders, deliver reliable, quality service to all its clients and ensure a stimulating and equitable working environment for its employees and fair treatment of its suppliers and partners.

Our efforts to ensure strong, effective governance were recognized this year at the third Korn/Ferry-*Revue Commerce* Awards for corporate governance excellence when the Bank took top honours in the large company category.

National Bank scored AAA in a report by the Clarkson Centre for Business Ethics and Board Effectiveness (CCBE), which evaluates and ranks boards from C to AAA+ based on their performance in terms of corporate governance and their ability to act effectively. The CCBE is part of the University of Toronto's Rotman School of Management.

Monitoring the corporate governance landscape

To keep current with developments in corporate governance, in 2004 we became a member of the Canadian Coalition for Good Governance. The mission of the Coalition is to represent Canadian institutional shareholders through the promotion of best corporate governance practices and to align the interests of boards and management with those of the shareholder.

We also joined the Canadian Business for Social Responsibility (CBSR), a non-profit, business-led, national membership organization of Canadian companies that want to operate in a socially, environmentally and financially responsible manner recognizing the interests of their stakeholders, including investors, clients, employees, business partners, local communities, the environment and society at large.

The Bank was a major sponsor of the first Tremblant Forum on Corporate Responsibility and Sustainability. The Forum, held in Quebec, brought together some 20 internationally renowned speakers and 100 business leaders and representatives from non-governmental organizations, academia and government who explored a variety of issues, such as ethical investment, the impact of the Kyoto Accord on business and environmental groups.

Strengthening director effectiveness and competence

The Bank is the founding partner of the Quebec chapter of the Directors Education Program, which, since October 2004, has been offered in French by the Faculty of Management of McGill University in partnership with the ICD Corporate Governance College and the University of Toronto's Rotman School of Management.

The Bank has pledged $225,000 over three years to the Program, which counsels experienced directors and next generation directors on how to be more effective board members. The Program will also be instrumental in paving the way for board renewal by attracting future generations of directors.

"We're losing a lot of directors just to retirement. Others are not stepping forward because of the risk to personal reputation —and the fact that the workload associated with being a director has increased significantly. Those who are prepared to serve know that the key to making a constructive contribution in the boardroom is being prepared for the job."

- Carol Hansell, Partner at Davies Ward Phillips & Vineberg, and a leading authority on corporate governance

Responsibilities of the Board

Supported by its committees and members of management, the Bank's Board of Directors oversees the application of sound and ethical corporate governance policies and practices. It also monitors these guidelines and procedures in order to improve them when necessary.

Composition of the Board

In 2004, the Board was composed of 15 directors, 11 of whom were unrelated and independent directors.

To ensure the Board's independence and the continuous improvement of its operations, the functions of Chairman of the Board and Chief Executive Officer were separated in 2002. In addition, the Chairs of the three Board committees—Audit and Risk Management, Conduct Review and Corporate Governance, and Human Resources—are unrelated and independent directors. To further enhance the Board's independence and effectiveness, the non-executive directors of the Bank meet in camera from time to time.

Role of the Board
The Board's role is to oversee management of the Bank, safeguard its assets, and ensure its viability, profitability, sustainability and development. As such, the Board assumes various duties related to strategic planning, risk assessment and succession planning for directors and senior management, as well as the implementation and maintenance of a legislative and regulatory compliance program.

For further information on the Bank's Board of Directors, its responsibilities and the composition and role of its committees, consult the Annual Report or the Management Proxy Circular on the Bank's website at www.nbc.ca, under *Investor Relations.*

A proactive approach

The Bank has taken a proactive approach in order to comply with the corporate governance reforms proposed for Canada.

New corporate governance guidelines
In 2004, the Board of Directors added two guidelines to its corporate governance rules for senior officers. These new guidelines, which go beyond regulatory requirements, are intended to more closely align the interests of management with the Bank's performance. Firstly, the President and Chief Executive Officer as well as officers on the Bank's Executive Committee will now be required to publicly disclose their intention to exercise options at least five business days in advance. As with any other transaction involving Bank securities, however, options can only be exercised during the trading periods prescribed by the Bank.

Secondly, Bank officers are required to maintain minimum holdings of Bank common shares commensurate with their compensation and function.

Strengthening legislative and regulatory compliance
National Bank operates in a highly regulated industry. Because any failure to comply with a regulatory requirement can have serious repercussions on its reputation and result in penalties and sanctions, the Bank has adopted strict regulatory risk management standards in order to earn the confidence of its clients and shareholders, the market and the public at large.

To ensure ongoing compliance with all applicable legislation, regulations and guidelines, the Bank created a new Compliance sector. This sector, which has independent oversight responsibility for the Bank as a whole, is charged with implementing structures, management systems, programs, policies and procedures ensuring that legislation, regulations, guidelines and codes of conduct are respected Bank-wide.

A number of oversight committees have also been created throughout the Bank to review and reinforce compliance with regulatory processes. These include an Ethics Committee, an Anti-Money Laundering and Terrorist Financing Committee and a Committee for the Protection of Personal Information.

A Disclosure Committee was established in 2003 to assist the Chief Executive Officer and the Chief Financial Officer by implementing monitoring procedures to ensure effective financial reporting. This allows the Bank to fulfil its legal obligations with respect to securities legislation and the Chief Executive Officer and Chief Financial Officer to make the requisite attestations. The Committee oversees the quarterly process whereby some 60 officers of the Bank and its subsidiaries must attest to the integrity of the information used to prepare the Bank's consolidated financial statements. The Committee is also responsible for applying the Bank's Information Disclosure Policy.

New policies
In 2004, to further strengthen governance at the Bank, two new policies were developed and implemented: the Third Party Asset Administration and Management Risk Policy and the Business Continuity Policy.

Third Party Asset Administration and Management Risk Policy
The purpose of this policy is to ensure that clients' assets as well as the advice and products offered to them meet and comply in all respects with their financial objectives and risk tolerance.

While the Bank and its subsidiaries already had practices in place to ensure prudent management of the assets entrusted to them, this new policy structures the information and sets out the mandatory procedural guidelines.

Business Continuity Policy
The Bank's objective is to ensure that its clients have the essential banking and financial services they need at all times. Like any company, the Bank's operations can be disrupted by events that are beyond its control, such as natural disasters, catastrophes, criminal acts or major computer system breakdowns. The 1998 ice storm, the events of 9/11 and the power blackout in 2003 showed that we are not impervious to events that can affect the availability of our services.

The Business Continuity Policy is aimed at developing a corporate management framework for the continuity of critical activities in the event that business is disrupted. The Policy also ensures that the risk of loss incurred as a result of an interruption in business is managed prudently and consistently across the Bank and that the roles and responsibilities of personnel responsible for business continuity are clearly defined.

Ethical management

Numerous codes, policies, regulations and procedures have been developed and implemented to ensure that the operations of the Bank and its subsidiaries are managed in an ethical manner. Compliance by the Bank's officers and employees with all of these practices is imperative. We discussed our new Donations Policy in the section on community involvement and our Reasonable Accommodation Policy in the section on our employees. Below we focus on two other documents which set out the rules of ethical behaviour towards our clients—the Code of Professional Conduct and the Privacy Code for Individual Customers.

Code of Professional Conduct
In 1985, the Bank adopted a Code of Professional Conduct to safeguard the reputation for integrity, honesty and objectivity earned by the Bank and its subsidiaries. This Code has since been updated regularly to bring it in line with the Bank's evolving operations. The Code establishes rules of conduct with respect to such matters as confidentiality, conflict of interest, trading in Bank securities and professional conduct. It applies to all employees of the Bank and, insofar as the provisions of the Code are applicable to them, to the members of the Board of Directors. Managers who retain the services of contract employees provide them with a copy of the Bank's Code of Professional Conduct and ensure their adherence to its rules.

The six principles below guide our conduct in our day-to-day operations.

- Act honestly and with integrity
- Follow the law
- Treat others with respect
- Safeguard the confidentiality of information
- Avoid conflicts of interest
- Respect the organization

All employees of the Bank are required to sign a statement acknowledging that they have received and read a copy of the Code and that they undertake, as a condition of their employment, to abide by it and fulfil the obligations it places on them. This undertaking is renewed at the time of the employee's annual performance review. A three-hour independent study course on the Code of Professional Conduct is mandatory for all new employees. An Ethics Committee was created to review and reinforce compliance with the rules of the Code.

Privacy Code for Individual Customers
The media are reporting a growing incidence of identity theft, where an individual wrongfully obtains and uses another individual's personal data to acquire, among other things, credit cards, and then proceeds to run up debts.

The Bank has adopted strict measures to protect the personal information our clients entrust to us. For example, when a Bank employee obtains personal information from a client, the employee informs the client of the intended purpose of the information and asks for the client's permission before checking and completing the information with external sources. When the Bank no longer requires personal information, it safely destroys it, deletes it or makes it anonymous.

During their probation period, in addition to a copy of the Code, employees are also given copies of and receive training on policies related to the disclosure of information, the safeguarding of privileged information and the use of electronic networks.



Like all new employees, when hired, Karim Haddad, Financial Services Manager in the branch at 600 de La Gauchetière West in Montreal, took an independent study course on the Bank's Code of Professional Conduct.

Our origins and the scope of our activities

- National Bank was founded in 1859 in Quebec City, where its first branch was located.
- The Bank's Head Office is in Montreal and its shares trade as NA on the Toronto Stock Exchange (TSX).
- National Bank is an integrated group that provides personalized services and specialized savings, investment, financing and payment products to individual customers and companies in Canada, the United States and elsewhere in the world.
- Through its subsidiaries and other entities, the Bank is involved in wealth management, securities brokerage and mutual fund management as well as in retirement plans and insurance. It is also active in international financial markets.
- In Quebec, the Bank is the leader in wealth management. In the commercial banking sector, it is the partner of choice for no less than 65% of Quebec's SMEs.
- The Bank is ranked sixth among Canada's chartered banks in terms of assets.

Our network

- The Bank's products and services are available through an extensive network of branches and a wide range of electronic channels.
- Number of branches in Canada: 462
- Number of banking machines across Canada: 770

Our employees

- The Bank considers that it owes the success of its projects and the achievement of its objectives to the dedication and hard work of its approximately16,500 employees. Accordingly, the Bank invested close to $12 million in employee training and development in 2004.
- In addition to its many internal training programs, for the past eight years, the Bank has offered the National Bank University Program, which is unique in the banking industry.
- Diversity is a core value at the Bank, and many diversity-oriented policies and programs have been developed and implemented.

Our contribution to community development

- In 2004, donations made by the Bank and its subsidiaries, sponsorships, fundraising projects at the branch level and benefit events organized for community groups contributed $12 million to hundreds of Canadian education, health care, cultural and community organizations.
- A great many of our employees work as volunteers with non-profit organizations, either personally or on the Bank's behalf.

Annual economic benefits generated by our activities

- Salaries and employee benefits: $1.359 billion
- Spending on goods and services: $967 million
- Income taxes and other taxes: $517 million
- SME financing: $30 billion
- Investments in our facilities: $78 million

Our principal subsidiaries and entities in Canada

Altamira Investment Services Inc. is a mutual fund manager and distributor that has been providing advisory services to its clients for 34 years. In 2002, the Bank acquired Altamira, whose services and advice are recognized for their outstanding quality.

Natcan Investment Management Inc. is one of the largest institutional pension fund managers in Canada. Founded in 1990, this subsidiary also manages National Bank and Altamira mutual funds as well as the Private Investment Management portfolios of National Bank Trust.

National Bank Discount Brokerage Inc. (NBDB), created in 1999, specializes in the execution of stock market transactions. With its choice of brokerage modes—one for investors who prefer to manage their own portfolio and the other for those who want investment advice on fixed income securities and mutual funds—this subsidiary offers an economical and efficient way to trade all kinds of investment products.

National Bank Financial (NBF) was created from the merger in 1999 of Lévesque Beaubien Geoffrion and First Marathon. It is one of Canada's top six securities brokers. National Bank Financial offers its institutional and individual clients across Canada complete and integrated brokerage and advisory services. The company manages more than $41 billion in assets, has some 2,900 employees in 95 offices from coast to coast, and its pro forma business volume is close to $1 billion. The company is known for the quality of its financial research.

National Bank Financial Services Inc. (On November 1, 2004, the corporation changed its name to National Bank Insurance Firm Inc.) offers insurance brokerage services, savings products, banking products and group retirement plans. It was created in 1996.

National Bank General Insurance Inc. offers automobile insurance products. It was created in 1999.

National Bank Life Insurance Company was founded in 1995. It offers life, accident and health insurance products.

National Bank Securities Inc. (NBS) was established in 1987. The company acts primarily as a manufacturer and distributor of investment solutions, including National Bank Mutual Funds, variable-rate GICs and linked notes as well as Strategic Portfolios.

National Bank Trust Inc. (formerly General Trust of Canada) offers individuals and companies financial and trust products and services as well as expertise in asset management and administration. It has been a Bank subsidiary since 1993, when the Bank acquired the assets of General Trust of Canada, a company founded in 1927.

Subsidiaries covered under the Public Accountability Statements Regulations adopted on March 21, 2002

Altamira Capital Growth Fund Limited
Altamira Financial Services Ltd.
Altamira Networked Economy Partnership
Innocap Investment Management Inc.
Natcan Investment Management Inc.
- Le Fonds d'Investissement RÉA Inc.

Natcan Trust Company
National Bank Discount Brokerage Inc.
National Bank Financial Inc.
- First Structured Notes Corporation
- National Bank Financial Ltd.
  - NBF Financial Services Inc.
  - NBF Financial Services Ltd.
- NBF Securities (USA) Corp.
- Opus 2 Financial Inc.
  - Opus 2 Securities Inc.

National Bank Financial Planning Inc.
National Bank Financial Services (Investments) Inc.
- (On November 1, 2004, the corporation changed its name to CABN Investments Inc.)

National Bank Life Insurance Company
- National Bank Financial Services Inc. (On November 1, 2004, the corporation changed its name to National Bank Insurance Firm Inc.)

National Bank Securities Inc.
- National Bank Funds Corporation

National Bank Trust Inc.
NBC Financial Services Inc.
Renvest Capital Corporation
- (The investment in this entity was sold during the 2004 financial year.)

This 2004 Social Responsibility Report is published by the Public Relations Department of National Bank of Canada pursuant to the Public Accountability Statements Regulations adopted on March 21, 2002 and as directed by the Financial Consumer Agency of Canada.

The report is available from any branch of National Bank, or by calling (514) 394-5555 or 1-888-4-TELNAT. It may also be consulted in its entirety on the Bank's website at www.nbc.ca/socialresponsibility.

Disponible également en français.
1st quarter 2005. Printed in Canada, ISBN 2-921835-41-X
Legal deposit: Bibliothèque nationale du Québec, 2004
Legal deposit: Library and Archives Canada, 2004

Graphic designer: Serge Boucher
Printing: Transcontinental Litho Acme, Transcontinental Printing G.P.

Photos: Pierre Guzzo, front cover and pages 1, 3, 5, 6, 16, 20, 21, 24, 25, 30; Bernard Brault, page 4; *Fondation du Centre Normand-Léveillé*, front cover and page 7; Pierre Pratt (illustrator of the poster of the *Maison Théâtre* 2004-2005 Season), page 9; *Défi sportif*, page 9; The National Ballet of Canada, front cover and page 10; Jacques Robitaille, page 11; *Mouvement québécois de la qualité*, page 13; Gilles Fréchette, front cover and page 24; Francis Tremblay, page 27


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NATIONAL
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